
11008366


Symantec

Symantec 2011 Annual Report

DEAR FELLOW STOCKHOLDERS,



Symantec ended fiscal 2011 on a strong note, as demonstrated by our solid performance against our key financial metrics. I am proud of our team's execution and our accomplishments over the past few quarters. We have a unique and differentiated portfolio that spans from the endpoint to the data center, supporting both virtual and physical environments. We work with individual consumers all the way to the largest organizations in the world. In addition to providing customers with traditional software solutions, we have expanded our Software-as-a-Service ("SaaS") and appliance based offerings, giving customers choice on how our solutions are delivered and deployed.

Today we are the leader in helping enterprises and consumers secure and manage their information and identities. IT trends in virtualization, cloud computing, and mobility are changing the way organizations are doing business. By providing solutions that enable the adoption of these key technology trends, we will carry that leadership into tomorrow.

Hard work and disciplined planning enabled us to deliver solid results during fiscal year 2011. Our consumer business grew each quarter driven by our ability to attract and retain more customers through our online store, the customer appeal of our new services offerings, and the strength of our award winning products. In our enterprise business, we generated growth across our portfolio driven by demand for our backup, SaaS, and data loss prevention ("DLP") products. We have taken great strides in effectively integrating the VeriSign security business as well as the PGP and GuardianEdge acquisitions into the Symantec portfolio. Our salesforce and distribution partners are successfully cross-selling these acquired technologies into our customer installed base.

FINANCIAL RESULTS

During fiscal 2011, GAAP revenue totaled $6.19 billion and grew 4% in constant currency terms from the previous year. Non-GAAP[1] earnings per share were $1.42, down 5% year over year as reported. Excluding the purchase accounting related deferred revenue write down of $165 million from our acquisitions of VeriSign's security business, PGP, and GuardianEdge, non-GAAP earnings per share would have been $0.16 higher, totaling $1.58, up 6% year over year as reported.

As a result of our strong bookings performance during the second half of the year, we closed the year with a record $3.82 billion in GAAP deferred revenue, up 16% year-over-year in constant currency, and generated $1.8 billion of cash flow from operations, up 6% year over year as reported.

Furthermore, we continued to demonstrate our commitment to increasing shareholder value by repurchasing 57 million shares of our stock for $870 million. Our board authorized a new $1 billion share repurchase program and we exited the first quarter of fiscal 2012 with $679 million remaining in the program.

SYMANTEC'S VISION AND STRATEGY

We envision a world that is secure and well managed. The future is not about devices or applications; it is about people and their information. At Symantec, we believe people should work and play freely in a connected world.

Our strategy is to be the company people choose to secure and manage their information and identities. Symantec focuses on what matters most — information. We are delivering a differentiated, customer-centric experience so that people have private, secure, and simple access to information — anywhere and anytime. We help individuals, small and medium-sized businesses ("SMB"), and global organizations ensure that their information, technology infrastructures, and related processes are

[1] Non-GAAP results are reconciled to GAAP on page 5

protected and easily managed. We deliver solutions that allow customers to access information when they need it and make it available to all of those who should have access to it.

FISCAL 2011 ACCOMPLISHMENTS

The current toxic threat environment ranging from mutating malware to advanced persistent threats, coupled with the unprecedented rate of information growth has made our products and solutions more relevant than ever. I am pleased with our sales team's performance during fiscal year 2011. Focused account management helped us cross-sell the entire product portfolio as customers continued to expand their commitment to Symantec.

Symantec is uniquely positioned to protect businesses globally from the types of sophisticated and targeted attacks they are facing today. We're focused on solving the top five customer security challenges: 1) manage policies and find a response to threats; 2) protect the information; 3) validate and protect identities; 4) manage systems; and 5) protect the infrastructure. Our DLP business continued to grow as security is shifting from simply locking down infrastructure to protecting the information itself. As a result, we are leveraging our relationships with enterprises' Chief Information Security Officers ("CISOs") to sell our data protection suite along with our endpoint security, management, and compliance suites. Customers recognize the value of having an information-centric solution that protects their confidential and proprietary data.

Our market leading information management portfolio, which includes our backup and archiving solutions, helps organizations protect and manage their data. Effective backup and recovery continues to be a high priority for organizations. Our recently refreshed backup and archiving portfolio is differentiating us from the competition and is driving growth for this business. By integrating deduplication, archiving, and virtualization support features into these products, we have made it easier for customers to adopt and standardize on our solutions. We launched the industry's first backup appliance that offers client and target based deduplication and we are seeing strong customer adoption of this integrated solution.

Performance of our storage and availability management business stabilized during the year after a difficult fiscal 2010. We generated bookings growth during the second half of the year as we further diversified our platform penetration beyond Sun Solaris and other Unix platforms into Linux and Windows environments. Customers are increasingly re-committing to our storage and availability management products as we differentiate ourselves from native stack providers and provide increased storage, server, and operational cost savings. In addition, we launched ApplicationHA and VirtualStore which were co-developed with VMware. ApplicationHA helps organizations virtualize their business critical applications and VirtualStore provides high-performance and low-cost storage for virtualized desktop and server deployments.

By the end of fiscal 2011, our Consumer business had delivered ten consecutive quarters of year over year revenue growth. We continue to acquire and retain more customers given the strength of our product quality, our strong partnerships, and the ongoing development of our eCommerce capabilities. Our new eStore enables us to understand our customers better and allows us to up-sell and cross-sell more of our products and services. During fiscal year 2011, we expanded our consumer offerings to address the evolving needs of users. We now offer several solutions beyond traditional security, such as live help services, online backup, and online safety services. We continue to seed opportunities beyond the PC through our Norton Everywhere initiative. For example, we offer Norton Mobile Security to customers around the globe through our broad multi-channel distribution network. I'm pleased with the progress we are making in providing consumers a safe, hassle-free online experience across mobile phones, tablets, and smart devices.

Additionally, we acquired authentication and encryption capabilities during fiscal year 2011. These acquisitions, which included VeriSign's security business, PGP, and GuardianEdge, exceeded expectations on all metrics as the team executed against our plans to integrate and grow these businesses. The SSL authentication business posted strong bookings during the year and grew the installed base double digits in both the premium and value segments. We tied our encryption offerings to DLP sales, as customers increasingly look to solve their information protection challenges in a more holistic way. Through disciplined planning and solid execution, we have made great strides in effectively integrating these acquisitions and leveraging our distribution network to successfully grow these businesses.

FISCAL 2012 PRIORITIES

I am confident that our hard work in fiscal 2011 has laid a solid foundation for a successful fiscal 2012. We will focus on two key priorities that will position us well for the short and long-term. Our priorities are to execute on our vision by energizing our core businesses and capitalizing on new growth opportunities.

Energizing Our Core Businesses

For the consumer business, we are well positioned to continue to generate steady growth by acquiring and retaining more customers while enhancing the value we offer over a customer's lifetime. To position us for the long-term, the consumer team will deliver solutions beyond the PC and extend trust to new devices and consumer applications, spanning across mobile, smart devices, and embedded systems. We will provide consumers the best online experience that allows them to access information anytime, anywhere, and from any device safely and securely.

In the small to medium-sized business segment, we're focused on both product capabilities and go-to-market strategies. We expect to further penetrate the segment by delivering high quality SMB-centric products and cloud-based services. In addition, our goal is to capture SMB partner mindshare and expand our routes to market through product specialization programs, targeted marketing campaigns, dedicated channel support resources, and online selling. We have three priorities for the SMB team: 1) deliver an experience designed for the SMB; 2) drive customer preference in order to become the brand of choice for SMBs; and 3) strengthen our partnerships and enable partner profitability.

For the enterprise business, we have several focus areas. In Information Management, we will build on our momentum by delivering next generation capabilities, such as deduplication, advanced virtual machine protection, and eDiscovery. We expect to cross-sell our eDiscovery solutions from the recent Clearwell acquisition into our archiving and backup installed base. In Storage and Availability Management, we want to build on the value we bring to customers by helping them reduce costs and virtualize their business-critical applications. And, in Enterprise Security, we will deliver products that leverage our encryption, authentication, and DLP expertise, as well as, our reputation based technology, known as Insight. We will continue to leverage our CISO relationships to cross-sell the security portfolio.

Capitalizing On New Growth Opportunities

Today's trends in virtualization, cloud computing, and mobility provide customers the opportunity to work and play differently in tomorrow's digital world. It's our time to capitalize on the opportunities that these trends are creating for us. Customers are looking for us to help them secure their environments and make them more available. We will capitalize on these emerging trends and will deliver solutions to help both consumers and enterprises securely access and use information across multiple devices and platforms.

Organizations are adopting virtualization to reduce costs, enhance flexibility, and build public and private cloud infrastructures. As a result, their environments are becoming more complex and essential applications and data may be left vulnerable to attack. Our solutions help these organizations secure, manage, and optimize their virtual environments from the datacenter to the endpoint. By helping customers adopt server, storage, and endpoint virtualization, customers can expand the benefits of virtualization.

We have a broad portfolio of cloud based solutions and services, from SaaS security to authentication services and online backup to cloud infrastructure management. These solutions help our customers lower costs and simplify IT administration, while keeping their information and identities secure. We are also helping cloud based vendors build secure cloud environments for access by their customers. As a result of our service offerings and product set, customers can more confidently move to the cloud.

Mobile devices are increasingly being used in our personal and business lives, offering productivity increases, but also creating new security and management challenges. Our solutions manage and protect mobile devices by enforcing data governance, increasing visibility across all mobile platforms, and securing data for both consumers and enterprises. By helping customers manage devices, authenticate users, and protect information, customers can freely become more mobile.

Symantec has the unique ability to help customers confidently adopt and realize the full potential of all of these technology trends.

CORPORATE RESPONSIBILITY

As a leader in corporate responsibility, Symantec recognizes the growing connection between competitiveness and performance on sustainability issues. This link can be clearly seen in three areas of challenge and opportunity we see for the company: 1) minimizing our greenhouse gas emissions by using energy as efficiently as possible; 2) attracting, developing, and inspiring a diverse pool of talented employees; and 3) better serving our customers in both our consumer and enterprise businesses.

As described more fully in our corporate responsibility report, we continued to make advances in key areas in fiscal year 2011. We launched a new initiative to increase opportunities for women at Symantec and have set a fiscal year 2012 goal to raise the percentage of women in leadership positions from 25% to 27%. We adopted a Supply Chain Code of Conduct as well as joined the United Nations Global Compact LEAD and the UNGC Anti-Corruption working group. On the environmental front, we doubled our number of US Green Building Council LEED-certified "green" buildings since fiscal year 2010; for the first time, one of these is now a data center.

Symantec contributed over $24 million in cash and software during fiscal year 2011 and among our philanthropic efforts, we have committed $900,000 over the next three years to Room to Read, a nonprofit organization dedicated to literacy and gender equality in the developing world.

EXPECT GREAT THINGS

Now entering my third year as CEO, I can say without hesitation that I have never been more energized about Symantec's prospects. While I am excited about the progress we are making, I'm even more excited about the opportunities that lie ahead. We remain diligent and focused on meeting our customer needs, executing against our business plan, and returning value to our shareholders.

I look forward to sharing with you the many accomplishments Symantec will achieve in fiscal 2012.

Sincerely,



ENRIQUE SALEM
President and Chief Executive Officer

FORWARD-LOOKING STATEMENT: This annual report contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. Statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, Risk Factors of the 10-K. We encourage you to read that section carefully.

Three Year Summary of Selected Financial Data

($ in millions, except per share data)	FY2011	FY2010	FY2009
Non-GAAP Financial Results			
Net Revenue	**$6,190**	**$5,985**	**$6,150**
Operating Income	**1,535**	**1,692**	**1,823**
Operating Margin	***24.8%***	***28.3%***	***29.6%***
Net Income	**$1,119**	**$1,220**	**$1,283**
Diluted Earnings Per Share	**$1.42**	**$1.49**	**$1.52**
Diluted Weighted-Average Shares Outstanding	786	819	842
GAAP Financial Results			
Net Revenue	**$6,190**	**$5,985**	**$6,150**
Operating Income (Loss)	880	933	(6,470)
Net Income (Loss)	$597	$714	($6,786)
Diluted Earnings Per Share	**$0.76**	**$0.87**	**($8.17)**
Diluted Weighted-Average Shares Outstanding	786	819	831
Cash Position (including short-term investments)	**$2,958**	**$3,044**	**$1,992**
Total Assets	$12,719	$11,232	$10,638
Deferred Revenue	**$3,819**	**$3,206**	**$3,063**
Long-Term Debt	$1,987	$1,871	$1,766
Total Stockholders' Equity	$4,605	$4,548	$4,147
Cash Flow from Operations	**$1,794**	**$1,693**	**$1,671**
Reconciliation of Non-GAAP Adjustments			
Operating Income			
Stock-based compensation	$145	$155	$156
Amortization of acquired product rights	115	233	353
Amortization of other purchased intangible assets	270	247	233
Restructuring and transition	92	94	96
Impairment of intangible assets and goodwill	27	-	7,419
Loss and impairment of assets held for sale	2	30	46
Acquisition-related expense	14	-	-
Internally developed software costs	(10)	-	-
Patent settlement	-	-	(10)
Total Operating Income adjustment	$655	$759	$8,293
Net Income			
Operating Income adjustment	$655	$759	$8,293
Net loss (gain) on legal liquidations of foreign entities	21	(43)	-
Non-cash interest expense	96	105	98
Gain on sale of assets	-	(4)	-
Loss on early extinguishment of debt	16	-	-
Settlements of litigation	-	-	3
Gain on sale of marketable securities	(13)	-	-
Impairment of marketable securities	-	-	4
Joint venture: Amortization of other intangible assets/stock-based compensation	9	8	7
Income tax effect on above items	(221)	(246)	(336)
Tax related adjustments:			
Release of pre-acquisition tax contingencies	(32)	(62)	-
Release of valuation allowance	(9)	(11)	-
Total Net Income adjustment	$522	$506	$8,069
Diluted Earnings Per Share			
Stock-based compensation adjustment per share, net of tax	$0.14	$0.14	$0.13
Other non-GAAP adjustments per share, net of tax	0.52	0.48	9.56
Total Diluted Earnings Per Share adjustment	$0.66	$0.62	$9.69

Our GAAP results of operations have undergone significant change due to a goodwill impairment, acquisitions, the impact of SFAS 123(R) and other corporate events. To help our readers understand our past and future financial performance, we supplement the financials that we provide in accordance with generally accepted accounting principles (GAAP) with non-GAAP financial measures. Management regularly uses our non-GAAP measures to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is provided above, attached to our quarterly earnings release and available on our Web site at www.symantec.com/invest. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

(This page intentionally left blank)



350 Ellis Street
Mountain View, California 94043

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS
To be held on:
October 25, 2011
9:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend our 2011 Annual Meeting of Stockholders, which will be held at 9:00 a.m. (Pacific Time) on Tuesday, October 25, 2011, at Symantec Corporation's offices located at 350 Ellis Street, Mountain View, California 94043. For your convenience, we are pleased to offer a live and re-playable webcast of the Annual Meeting at *www.symantec.com/invest*.

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the nine nominees named in the proxy statement to Symantec's Board of Directors;
2. To ratify the appointment of KPMG LLP as Symantec's independent registered public accounting firm for the 2012 fiscal year;
3. To approve an amendment to our 2000 Director Equity Incentive Plan, as amended, to increase the number of authorized shares issuable thereunder by 50,000 shares;
4. To hold an advisory vote on executive compensation;
5. To hold an advisory vote on the frequency of future advisory votes on executive compensation;
6. To consider and vote upon one stockholder proposal, if properly presented at the meeting; and
7. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on August 26, 2011 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at (650) 527-5523.

We are pleased to continue our practice of furnishing proxy materials over the Internet. We believe doing so allows us to provide our stockholders with the information they need, while lowering the costs of the delivery of the materials and reducing the environmental impact of printing and mailing hard copies. Stockholders who continue to receive hard copies of proxy materials may help us to reduce costs further by opting to receive future proxy materials by e-mail. To register for electronic delivery, please enroll at *https://enroll1.icsdelivery.com/symc/Default.aspx*.

Each share of stock that you own represents one vote, and your vote as a stockholder of Symantec is very important. For questions regarding your stock ownership, you may contact Investor Relations at (650) 527-5523 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT C. TAYLOR
Executive Vice President, General Counsel and Secretary

Mountain View, California
September 1, 2011

Every stockholder vote is important. To assure that your shares are represented at the Annual Meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

(This page intentionally left blank)

TABLE OF CONTENTS

SYMANTEC CORPORATION
2011 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of Symantec Corporation's Board of Directors (the "Board") for use at Symantec's 2011 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Symantec's offices located at 350 Ellis Street, Mountain View, California 94043 on Tuesday, October 25, 2011, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a live and re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at *www.symantec.com/invest.*

Internet Availability of Proxy Materials

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about September 6, 2011, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. If you previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the meeting, management will report on the performance of Symantec and respond to questions from stockholders.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on six proposals. The proposals are:

1. The election to the Board of the nine nominees named in this proxy statement;

2. The ratification of the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2012 fiscal year;

3. The approval of an amendment to our 2000 Director Equity Incentive Plan, as amended, to increase the number of authorized shares issuable thereunder by 50,000 shares;

4. An advisory vote on executive compensation;

5. An advisory vote on the frequency of future advisory votes on executive compensation; and

6. To consider and vote upon a stockholder proposal regarding special stockholder meetings, if properly presented at the meeting.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board recommends that you vote **FOR** each of the nominees to the Board (Proposal 1), **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2012 fiscal year (Proposal 2); **FOR** the amendment to our 2000 Director Equity Incentive Plan (Proposal 3); **FOR** the approval of compensation to our named executive officers (Proposal 4); **ONE YEAR** on the frequency of future advisory votes on executive compensation (Proposal 5); and **AGAINST** the stockholder proposal regarding special stockholder meetings (Proposal 6).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Symantec, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board will have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, August 26, 2011, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were outstanding and entitled to vote 741,014,173 shares of Symantec common stock.

Stockholder of Record: Shares Registered in Your Name

If on August 26, 2011, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote over the Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on August 26, 2011, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote in person — we will provide a ballot to stockholders who attend the Annual Meeting and wish to vote in person;
- vote via the Internet or via telephone — instructions are shown on your Notice of Internet Availability or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on October 24, 2011. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present, and have no effect on the election of directors or on the advisory vote on the frequency of future advisory votes on executive compensation. With respect to the advisory vote on the frequency of future advisory votes on executive compensation, abstentions will not be counted in determining the number of votes cast for any of the frequency options (one year, two years or three years). For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the matters voted upon. Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the election of directors, nor will the broker be authorized to vote on Proposal nos. 3- 6. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by a majority of the votes cast, meaning the votes "FOR" a director must exceed the number of votes "AGAINST" a director.
- *Proposal Nos. 2, 3, 4 and 6.* Approval of each of Proposals 2, 3, 4 and 6 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting present in person or represented by proxy.
- *Proposal No. 5.* The frequency (every one year, two years or three years) receiving the greatest number of votes will be considered the frequency recommended by stockholders.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you received a Notice of Internet Availability, please follow the instructions included on the notice on how to access your proxy card and vote over the Internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the meeting.

Who is paying for this proxy solicitation?

Symantec is paying the costs of the solicitation of proxies. We have retained Georgeson Shareholder Communications, Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of $17,500, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on the Notice of Internet Availability on how to access each Proxy card and vote each proxy card over the Internet or by telephone. If you received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of Symantec (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *www.symantec.com/invest*. The final results will be tallied by the inspector of elections and filed with the U.S. Securities and Exchange Commission (SEC) in a current report on Form 8-K within four business days of the Annual Meeting.

CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

Symantec is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Standards

Our Corporate Governance Standards generally specify the distribution of rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters; the Board is responsible for the general governance of the Company, including selection of key management; and management is responsible for running the day-to-day operations of the Company.

Our Corporate Governance Standards are available on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Investor Resources." The Corporate Governance Standards are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate. The fundamental premise of our board-level corporate governance standards is the independent nature of our Board and its responsibility to our stockholders.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers and employees. We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* are posted on the Investor Relations section of our website located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Investor Resources." Any amendments or waivers of our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Standards provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee shall act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Stock Ownership Guidelines

It is the policy of the Board that our directors and officers interests align with those of our stockholders. In furtherance of this policy, our Board adopted stock ownership guidelines to better align our directors' interests with those of our stockholders. Details of our directors' stock ownership guidelines are disclosed under Director Compensation on page 16, and details of our executive officers' stock ownership guidelines are disclosed under Stock Ownership Requirements on page 46. The Nominating and Governance Committee oversees the establishment of the ownership standards.

Separate Chairman and CEO

Although our Board does not have a policy on whether the roles of Chief Executive Officer and Chairman should be separate, the positions did separate in April 2009 upon Enrique Salem's appointment as President and CEO and John W. Thompson's continuation as Chairman. We will maintain separate roles after Mr. Thompson's departure immediately prior to the Annual Meeting as discussed below. Our Board has appointed Stephen M. Bennett to the position of Chairman effective as of Mr. Thompson's departure and contingent upon being re-elected by the Company's stockholders at the Annual Meeting.

Lead Independent Director

The Lead Independent Director of the Board was chosen by the independent directors of the Board, and had the general responsibility to preside at all meetings of the Board when the Chairman was not present and executive sessions of the Board without management present. Robert S. Miller has served as the Lead Independent Director since April 22, 2003. Effective immediately after the Annual Meeting, and assuming that Mr. Bennett is re-elected by the Company's stockholders at the Annual Meeting, the position of Lead Independent Director will no longer exist due to our independent director, Mr. Bennett, assuming the Chairman role.

Board Independence

It is the policy of the Board and NASDAQ's rules require listed companies to have a board of directors with at least a majority of independent directors, as defined under NASDAQ's Marketplace Rules. Currently, each member of our Board, other than our Chief Executive Officer, Enrique Salem, and our Chairman of the Board, John W. Thompson, is an independent director and all standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and the Company with regard to each director's business and other activities as they may relate to Symantec and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors are independent: Stephen M. Bennett, Michael A. Brown, William T. Coleman, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Daniel H. Schulman, and V. Paul Unruh.

Change in Director Occupation

Our Corporate Governance Standards include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Outside Advisors

The Board and its committees are free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Symantec's expense, and are provided full access to our officers and employees.

Board and Committee Effectiveness

It is important to Symantec that our Board and its committees are performing effectively and in the best interests of Symantec and its stockholders. An evaluation of the Board's and its committees' operations and performance is conducted annually by the Nominating and Governance Committee. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. The Audit Committee has primary responsibility for overseeing the Company's enterprise risk management process. The Audit Committee receives updates and discusses individual and overall risk areas during its meetings, including the Company's financial risk assessments, risk management policies and major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally. The Compensation Committee receives reports and discusses whether Symantec's compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board during the Board meetings.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. The Board held a total of eleven meetings during the fiscal year ended April 1, 2011. During this time, no directors attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served (during the period which such director served).

Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that is important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;
- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the Chief Executive Officer;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;
- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;

- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors will hold an executive session to evaluate the Chief Executive Officer's performance and compensation. To date, executive sessions of the Board have been generally led by the Lead Independent Director. Effective immediately after the Annual Meeting, and assuming that Mr. Bennett is re-elected by the Company's stockholders at the Annual Meeting, the position of Lead Independent Director will no longer exist and thereafter, executive sessions will be generally led by our Chairman.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Symantec's success, and meets to discuss executive succession planning at least annually.

BOARD COMMITTEES AND THEIR FUNCTIONS

There are three primary committees of the Board: the Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation Committee and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and available on our website at *www.symantec.com/invest*, by clicking on "Company Charters," under "Investor Resources."

Audit Committee

Members:	William T. Coleman III Frank E. Dangeard David L. Mahoney Robert S. Miller V. Paul Unruh (Chair)
Number of Meetings in Fiscal Year 2011:	8
Independence:	Each member is an independent director as defined by current NASDAQ listing standards for Audit Committee membership.
Functions:	To oversee our accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment and compensation of our independent registered public accounting firm; To review and evaluate the independence and performance of our independent registered public accounting firm; and To facilitate communication among our independent registered public accounting firm, our financial and senior management and our Board.
Financial Experts:	Our Board has unanimously determined that all Audit Committee members are financially literate under current NASDAQ listing standards, and at least one member has financial sophistication under NASDAQ listing standards. In addition, our Board has unanimously determined that V. Paul Unruh qualifies as an "audit committee financial expert" under SEC rules and regulations. Mr. Unruh is independent as defined by current NASDAQ listing standards for Audit Committee membership. Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Compensation Committee

Members:	Stephen M. Bennett Michael A. Brown Geraldine B. Laybourne David L. Mahoney Daniel H. Schulman (Chair)

Number of Meetings in Fiscal Year 2011:	7
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.
Functions:	To review and recommend to the independent directors of our Board all compensation arrangements for our Chief Executive Officer; To review and approve all compensation arrangements for our other executive officers; To review the overall strategy for employee compensation including review of compensation-related risk management; To administer our equity incentive plans; To review and recommend to the Board compensation for non-employee members of the Board; and To review and discuss with management the Company's disclosures under the caption "Compensation Discussion & Analysis" for use in our proxy statements and reports filed with the SEC.

The Compensation Committee has retained Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee consulted with Mercer on certain executive compensation matters during fiscal year 2011. As the Compensation Committee requested and to assist the Compensation Committee as it made decisions with respect to compensation matters, Mercer provided certain qualitative and quantitative information regarding compensatory practices in the market for executive talent, analyzed existing Symantec executive compensation arrangements, and was available to the Compensation Committee to provide technical and other information it requested in connection with performing its function throughout the fiscal year 2011. Mercer's role during fiscal year 2011 is further discussed in the Compensation Discussion & Analysis section.

Nominating and Governance Committee

Members:	Michael A. Brown (Chair) Frank E. Dangeard Robert S. Miller Daniel H. Schulman V. Paul Unruh
Number of Meetings in Fiscal Year 2011:	4
Independence:	Each member is an independent director as defined by current NASDAQ listing standards.
Functions:	To identify, consider and nominate candidates for membership on our Board; To develop, recommend and evaluate corporate governance standards and a code of business conduct and ethics applicable to our Company; To implement and oversee a process for evaluating our Board, Board committees (including the Nominating and Governance Committee) and oversee our Board's evaluation of our Chief Executive Officer; To make recommendations regarding the structure and composition of our Board and Board committees; and To advise the Board on corporate governance matters.

DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Symantec stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders.

The key attributes, experience and skills we consider important for our directors in light of our current business and structure are:

- *Leadership Experience.* Directors who have served in senior leadership positions are important to us, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
- *Public Company Board Experience.* Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors; the relations of a board to the CEO and other management personnel; the importance of particular agenda and oversight matters; and oversight of a changing mix of strategic, operational, and compliance-related matters.
- *Mergers and Acquisitions (M&A) Experience.* Directors who have a background in M&A transactions can provide insight into developing and implementing strategies for growing our business through combination with other organizations.
- *Financial Expertise.* Knowledge of financial markets, financing operations, and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Symantec's capital structure, financing and investing activities, financial reporting, and internal control of such activities.
- *Industry and Technology Expertise.* Since we are a technology and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop, and the market segments in which we compete.
- *Global Expertise.* We are a global organization with offices in many countries. Directors with global expertise can provide a useful business and cultural perspective regarding many significant aspects of our business.
- *Legal Expertise.* Directors who have legal education and experience can assist the Board in fulfilling its responsibilities related to the oversight of Symantec's legal and regulatory compliance.

Process for Identifying and Evaluating Nominees

The Nominating and Governance Committee considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience. If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy rules of the SEC and NASDAQ.

The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Symantec's stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. In addition, we do not have a formal written policy with regard to the consideration of diversity in identifying candidates; however, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate. We have from time to time engaged, for a fee, a search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Symantec and may do so in the future.

Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by the Corporate Secretary no later than May 9, 2012 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Symantec common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2012 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Corporate Secretary

The Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with Symantec's policy regarding accounting complaints and concerns.

Attendance of Board Members at Annual Meetings

The Board does not have a formal policy with respect to Board member attendance at our annual meetings of stockholders, as historically very few stockholders have attended our annual meeting of stockholders. Six directors attended our 2010 Annual Meeting in person, virtually or by telephone.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of eleven directors, nine of whom are nominated and standing for election at our Annual Meeting. Each director is elected to serve a one-year term, with all directors subject to annual election. On July 26, 2011, John W. Thompson notified us that he will not stand for re-election as a director when his term expires immediately prior to our Annual Meeting. William T. Coleman, a member of our Board since January 2003, has not been nominated for re-election at the Annual Meeting. The Board thanks Messrs. Thompson and Coleman for their leadership and years of service to Symantec. Effective as of the opening of the polls at our Annual Meeting, our authorized number of directors will be reduced to nine.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Symantec cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

At the recommendation of the Nominating and Governance Committee, our Board has nominated the following nominees listed below to serve as directors for the term beginning at the Annual Meeting. The names of each nominee for director, their ages as of August 1, 2011, and other information about each nominee is shown below.

Nominee	Age	Principal Occupation	Director Since
Stephen M. Bennett	57	Director	2010
Michael A. Brown	52	Chairman of the Board, Line 6, Inc.	2005
Frank E. Dangeard	53	Managing Partner, Harcourt	2007
Geraldine B. Laybourne	64	Chairman of the Board, Alloy, Inc.	2008
David L. Mahoney	57	Director	2003
Robert S. Miller	69	Chairman of American International Group	1994
Enrique Salem	45	President and Chief Executive Officer	2009
Daniel H. Schulman	53	Group President- Enterprise Growth, American Express	2000
V. Paul Unruh	62	Director	2005

Mr. Bennett has served as a member of our Board since February 2010. Mr. Bennett was Chief Executive Officer of Intuit, Inc. from January 2000 to January 2008. Prior to Intuit, Mr. Bennett was at General Electric Corporation (GE) for 23 years. From December 1999 to January 2000, he was an executive vice president and a member of the board of directors of GE Capital, the financial services subsidiary of GE. From July 1999 to November 1999, he was President and Chief Executive Officer of GE Capital e-Business, and he was President and Chief Executive Officer of GE Capital Vendor Financial Services from April 1996 through June 1999. Mr. Bennett also serves as a director of Qualcomm and a private company. He has previously served as a director of a variety of companies, including Intuit, Inc. and Sun Microsystems, Inc. He holds a degree in finance and real estate from the University of Wisconsin.

Mr. Bennett brings to the Board extensive leadership, consumer industry and technical experience through his former role as CEO of Intuit, executive management positions at GE and service on technology boards.

Mr. Brown has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Brown had served on the Veritas board of directors since 2003. Mr. Brown is currently the Chairman of Line 6, Inc., a provider of musical instruments, amplifiers and audio gear that incorporate digital signal processing. From 1984 until September 2002, Mr. Brown held various senior management positions at Quantum Corporation, a leader in computer storage products, and most recently as Chief Executive Officer from 1995 to 2002 and Chairman of the Board from 1998 to 2003. Mr. Brown is a member of the board of directors of Quantum Corporation and three private companies. He has previously served as a director of a variety of companies, including Digital Impact and Nektar Therapeutics. Mr. Brown holds a master's of business administration from Stanford Business School and a bachelor's degree from Harvard University.

Mr. Brown brings to the Board extensive leadership and software and storage management experience through his leadership and directorship roles. Also, Mr. Brown has extensive corporate governance and compensation knowledge from serving on corporate governance and compensation committees for several public and private companies.

Mr. Dangeard has served as a member of our Board since January 2007. He has been the Managing Partner of Harcourt, an advisory and investment firm, since March 2008. Mr. Dangeard was Chairman and Chief Executive Officer of Thomson S.A., a provider of digital video technologies, solutions and services, from September 2004 to February 2008. From September 2002 to September 2004, he was Senior Executive Vice President of France Telecom, a global telecommunications operator. From 1997 to 2002, Mr. Dangeard was Senior Executive Vice President of Thomson and Vice Chairman in 2000. Prior to joining Thomson, Mr. Dangeard was managing director of SG Warburg & Co. Ltd. from 1989 to 1997, and Chairman of SG Warburg France from 1995 to 1997. Prior to that, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP, in New York and London. Mr. Dangeard also serves on the boards of Moser Baer, Sonaecom SGPA and Telenor. He is also non-executive Chairman of Atari. Mr. Dangeard has previously served as a director of a variety of companies, including Thomson S.A. and Electricité de France S.A. He graduated from the École des Hautes Études Commerciales, the Paris Institut d'Études Politiques and from the Harvard Law School.

Mr. Dangeard brings to the board extensive leadership, financial, international and legal expertise through his various leadership and directorship roles in international public companies.

Ms. Laybourne has served as a member of our Board since January 2008. She has been the Chairman of Alloy, Inc., a private media company, since November 2010. She founded Oxygen Media in 1998 and served as its Chairman and Chief Executive Officer until November 2007 when the network was acquired by NBC Universal. Prior to starting Oxygen Media, Ms. Laybourne spent 16 years at Nickelodeon. From 1996 to 1998, Ms. Laybourne was President of Disney/ABC Cable Networks where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne also serves on the boards of Electronic Arts, Inc. and J.C. Penney Company, Inc. She earned a bachelor of arts degree in art history from Vassar College and a master of science degree in elementary education from the University of Pennsylvania.

Ms. Laybourne brings to the board extensive senior leadership and consumer market experience through her former CEO and senior management roles.

Mr. Mahoney has served as a member of our Board since April 2003. Mr. Mahoney previously served as co-Chief Executive Officer of McKesson HBOC, Inc., a healthcare services company, and as Chief Executive Officer of iMcKesson LLC, also a healthcare services company, from July 1999 to February 2001. Mr. Mahoney is a member of the board of directors of Corcept Therapeutics Incorporated, and several private and non-profit organizations. He has previously served as a director of a variety of companies, including Tercica Incorporated. Mr. Mahoney has a bachelor's degree from Princeton University and a master's of business administration from Harvard University.

Mr. Mahoney brings to the Board significant knowledge in mergers and acquisitions, strategy development and technology through his extensive experience at McKesson, McKinsey and as a direct investor in web 2.0 companies.

Mr. Miller has served as a member of our Board since September 1994. Mr. Miller is currently the Chairman of American International Group (AIG), an insurance and financial services organization, and MidOcean Partners, a private equity firm specializing in leveraged buyouts, recapitalizations and growth capital investments in middle-market companies. Mr. Miller served as Executive Chairman of Delphi Corporation, an auto parts supplier from January 2007 until November 2009 and as Chairman and Chief Executive Officer from July 2005 until January 2007. From January 2004 to June 2005, Mr. Miller was non-executive Chairman of Federal Mogul Corporation, an auto parts supplier. From September 2001 until December 2003, Mr. Miller was Chairman and Chief Executive Officer of Bethlehem Steel Corporation, a large steel producer. Prior to joining Bethlehem Steel, Mr. Miller served as Chairman and Chief Executive Officer on an interim basis upon the departure of Federal Mogul's top executive in September 2000. Delphi Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2005, and Federal Mogul Corporation and Bethlehem Steel Corporation and certain of their subsidiaries, filed voluntary petitions for reorganization under the United States Bankruptcy Code in October 2001. Mr. Miller is a member of the board of directors of two private companies in addition to AIG. Mr. Miller has previously served as a director of a variety of companies, including Delphi Corporation. Mr. Miller earned a degree in economics from Stanford University, a law degree from Harvard Law School and a master's of business administration, majoring in finance from Stanford Business School.

Mr. Miller brings to the Board extensive leadership, management and operational expertise through his executive leadership and directorship roles at a number of public companies.

Mr. Salem has served as a member of our Board since April 2009. Mr. Salem has served as our President and Chief Executive Officer since April 2009. From January 2008 to April 2009, Mr. Salem served as our Chief Operating Officer, and as Group President, Worldwide Sales and Marketing from April 2007 to January 2008. From May 2006 to April 2007, Mr. Salem served as our Group President, Consumer Products. Mr. Salem previously served as Senior Vice President, Consumer Products and Solutions from February 2006 to May 2006, Senior Vice President, Security Products and Solutions from January 2006 to February 2006, and as Senior Vice President, Network and Gateway Security Solutions from June 2004 to February 2006. Prior to joining Symantec, from April 2002 to June 2004, he was President and Chief Executive Officer of Brightmail Incorporated, an anti-spam software company that was acquired by Symantec. From January 2001 to April 2002, Mr. Salem served as Senior Vice President of Products and Technology at Oblix Inc., an identity-based security products developer, and from October 1999 to January 2001, he was Vice President of Technology and Operations at Ask Jeeves Inc., an online search engine provider. From 1990 to October 1999, Mr. Salem led the security business unit at Symantec. Mr. Salem is a member of the board of directors of Automatic Data Processing Inc. Mr. Salem received a Bachelor of Arts in computer science from Dartmouth College.

As our President and CEO, Mr. Salem brings significant senior leadership, sales and marketing, industry and technical experience to the Board. As CEO, Mr. Salem has direct responsibility for Symantec's strategy and operations.

Mr. Schulman has served as a member of our Board since March 2000. Mr. Schulman has served as Group President, Enterprise Group of American Express, a financial products and travel-related services provider, since August 2010. Mr. Schulman was President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile USA, a cellular phone service provider. Mr. Schulman served as Chief Executive Officer of Virgin Mobile USA from September 2001 to November 2009, and a member of the board of directors of Virgin Mobile USA from October 2001 to November 2009. From May 2000 until May 2001, Mr. Schulman was President and Chief Executive Officer of priceline.com Incorporated, an online travel company, after serving as President and Chief Operating Officer from July 1999. He is a member of the board of directors of Flextronics International Ltd., as well as of a private company and a non-profit company. He received a bachelor's degree in economics from Middlebury College, and a master's degree in business administration, majoring in Finance, from New York University.

As a former chief executive officer and a member of a compensation leadership network, Mr. Schulman brings significant senior leadership, management, operational, executive compensation, consumer marketing and technical experience to the Board and Compensation Committee.

Mr. Unruh has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Unruh had served on Veritas' board of directors since 2003. Mr. Unruh retired as Vice Chairman of Bechtel Group, Inc., a global engineering and construction services company, in June 2003. During his 25-year tenure at Bechtel Group, he held a number of management positions including Treasurer, Controller, and Chief Financial

Officer. Mr. Unruh also served as President of Bechtel Enterprises, the finance, development and ownership arm from 1997 to 2001. He is a member of the board of directors of Move, Inc., Heidrick & Struggles International, Inc., and two private companies. Mr. Unruh is a certified public accountant.

Mr. Unruh brings to the Board extensive finance experience, including public accounting and financial reporting through his former role as a chief financial officer and his many other financial management positions. He also brings systems development, international business and merger and acquisition experience to the Board. Mr. Unruh is a certified public accountant, and our Board has unanimously determined that he qualifies as an "audit committee financial expert" under SEC rules and regulations.

Director Compensation

The following table provides information for fiscal year 2011 compensation for all of our non-employee directors and Mr. Thompson who served during the last fiscal year:

Fiscal Year 2011 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)(6)	Option Awards ($)(8)	Total ($)
Stephen M. Bennett	15,009	249,991(7)	—	265,000
Michael A. Brown	95,001	199,999	—	295,000
William T. Coleman	70,001	199,999	—	270,000
Frank E. Dangeard	85,001	199,999	—	285,000
Geraldine B. Laybourne	15,009	249,991(7)	—	265,000
David L. Mahoney	85,001	199,999	—	285,000
Robert S. Miller(4)	115,001	199,999	—	315,000
Daniel H. Schulman	95,001	199,999	—	295,000
John W. Thompson(5)	500,000	—	—	500,000
V. Paul Unruh	110,001	199,999	—	310,000

(1) Non-employee directors receive an annual retainer fee of $50,000 plus an additional annual fee of $15,000 (Compensation Committee and Nominating and Governance Committee) or $20,000 (Audit Committee) for membership on each committee. The chair of each committee receives an additional annual fee of $15,000 (Compensation Committee and Nominating and Governance Committee) or $25,000 (Audit Committee).

(2) Amounts shown in this column includes a fractional share cash payout of $1.02 for all directors listed, except Mr. Thompson, from a stock award granted during the fiscal year.

(3) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for awards granted during the fiscal year.

(4) Mr. Miller received an additional annual fee in the amount of $30,000 for his role as Lead Independent Director.

(5) Represents Mr. Thompson's compensation for his service as an employee of Symantec. Mr. Thompson does not receive additional compensation for his service as Chairman and a director of Symantec.

(6) Messrs. Bennett, Brown, Coleman, Dangeard, Mahoney, Miller, Schulman and Unruh and Ms. Laybourne were each granted 12,338 restricted stock units on May 10, 2010, with a per share fair value of $16.21 and a full grant date fair value of $199,999.

(7) In lieu of cash, Mr. Bennett and Ms. Laybourne each received 100% of their annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, they were each granted 3,084 shares at a per share fair value of $16.21 and a full grant date fair value of $49,992. The balance of their fees were paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(8) In fiscal years 2011, 2010 and 2009, there were no stock option grants to any person who served as a non-employee director. The outstanding stock options held by each non-employee director at 2011 fiscal year-end were: Mr. Brown (175,630), Mr. Coleman (100,000), Mr. Mahoney (106,000), Mr. Miller (148,000), Mr. Schulman (61,000), and Mr. Unruh (180,630).

The policy of the Board is that compensation for independent directors should be a mix of cash and equity-based compensation. Symantec does not pay employee directors for Board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from the Company. The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to directors' compensation.

Director Stock Ownership Guidelines: Since May 2007, the Compensation Committee has instituted the following stock ownership guidelines to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of 10,000 shares of Company stock;
- New directors will have three years to reach the minimum holding level; and
- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

Annual Fees: In accordance with the recommendation of the Compensation Committee, the Board determined the non-employee directors' compensation for fiscal year 2011 as follows:

- $50,000 annual cash retainer
- $15,000 annual fee for committee membership ($20,000 for Audit Committee membership)
- $15,000 annual fee for chairing a committee of the Board ($25,000 for chairing the Audit Committee)
- $30,000 annual fee for the Lead Independent Director

The payment of the annual cash retainer is subject to the terms of the 2000 Director Equity Incentive Plan, as amended, which allows directors to choose to receive common stock in lieu of cash for all or a portion of the retainer payable to each director for serving as a member. We pay the annual retainer fee and any additional annual fees to each director at the beginning of the fiscal year. Directors who join the Company after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees. These payments are considered earned when paid. Accordingly, we do not require them to be repaid in the event a director ceases serving in the capacity for which he or she was compensated.

Annual Equity Awards. All grants to non-employee directors will be made on a discretionary basis under the 2004 Equity Incentive Plan. Pursuant to a Non-Employee Director Grant Policy adopted by our Board, each non-employee member of the Board receives an annual award of fully-vested restricted stock awards having a fair market value on the grant date equal to a pre-determined dollar value, which was $200,000 during fiscal 2011. The restricted stock awards granted for fiscal year 2011 were granted on May 10, 2010 and are fully vested.

Since the beginning of fiscal year 2007, we have not made option grants to our directors. Option grants made to our non-employee directors in fiscal 2006 and prior years were subject to a four-year vesting schedule. In the event of a merger or consolidation in which Symantec is not the surviving corporation or another similar change in control transaction involving Symantec, all unvested stock option and restricted stock unit awards made to non-employee directors under the programs described above will accelerate and vest in full.

Symantec stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" in this proxy statement.

THE BOARD RECOMMENDS A VOTE *"FOR"* ELECTION OF EACH OF THE NINE NOMINATED DIRECTORS.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG as Symantec's principal independent registered public accounting firm to perform the audit of Symantec's consolidated financial statements for fiscal year 2012. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as Symantec's independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited Symantec's financial statements for Symantec's 2011 fiscal year. Representatives of KPMG are expected to be present at the meeting, in which case they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for Symantec's audit. Symantec's Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of Symantec's consolidated financial statements, KPMG provided various other services during fiscal years 2011 and 2010. Symantec's Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Symantec. The aggregate fees billed for fiscal years 2011 and 2010 for each of the following categories of services are as follows:

Fees Billed to Symantec	2011	2010
Audit fees(1)	$ 9,600,201	$ 9,926,644
Audit related fees(2)	—	—
Tax fees(3)	60,787	98,613
All other fees(4)	922,607	444,010
Total fees	$10,583,595	$10,469,267

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of Symantec's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with Symantec's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs supplemental internal audit services for Symantec. Another accounting firm provides the majority of Symantec's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

AMENDMENT TO OUR 2000 DIRECTOR EQUITY INCENTIVE PLAN

We are asking stockholders to approve an amendment to our 2000 Director Equity Incentive Plan, as amended (the *"Director Plan"*) to increase the number of shares reserved for issuance thereunder by 50,000 shares, which would increase the total number of shares reserved for issuance under the Director Plan from 150,000 to 200,000. Each non-employee member of our Board has an interest in Proposal No. 3 since each such director is eligible to participate in the Director Plan.

The Board believes that the amendment to increase the shares of Symantec common stock available for issuance under the Director Plan is in the best interests of Symantec and its stockholders. The purpose of the Director Plan is to provide our non-employee members of the Board with an opportunity to receive all or a portion of the base retainer payable to such directors in the form of common stock of the company and thus provide directors with a means to acquire an equity interest in the company. By providing the directors with an incentive based on increases in the value of the company's stock, the directors' interests are more closely aligned with the interests of the stockholders. The amount of the base retainer payable to members of the Board is currently set at $50,000 per year.

Currently, there are a total of 150,000 shares of Symantec's common stock reserved for issuance under the Director Plan. As of August 1, 2011, a total of 121,125 shares have been issued under the Director Plan to 19 persons, leaving 28,875 shares reserved for future issuance. During fiscal year 2011, 6,168 shares were issued to eligible directors under the Director Plan. As discussed under the "Directors' Compensation" section of this proxy statement, each director may elect to receive all or a portion of his or her annual retainer in the form of Symantec common stock. Without the additional 50,000 shares that are the subject of this proposal, it is likely that there will not be sufficient shares available under the Director Plan to comply with this company policy.

Plan History

The Director Plan was adopted by the Board on July 20, 2000 and approved by Symantec's stockholders on September 18, 2000. The Director Plan was amended by the Board on July 20, 2004 to reflect the increase in the annual retainer from $25,000 to $50,000. The increase became effective as of April 3, 2004. On September 15, 2004, Symantec's stockholders approved amendments to the Director Plan to (i) increase the number of shares reserved for issuance thereunder by 50,000 shares (on a split-adjusted basis), which would increase the total number of shares reserved for issuance under the Director Plan from 50,000 to 100,000 (on a split-adjusted basis), and (ii) provide for a proportionate adjustment to the shares subject to the Director Plan upon any stock dividend, stock split or similar change in Symantec's capital structure. The Director Plan was again amended by the Board on July 24, 2007 to increase the total number of shares reserved for issuance under the Director Plan by 50,000. On September 13, 2007, Symantec's stockholders approved this increase, bringing the total number of shares reserved for issuance under the Director Plan to 150,000. The Director Plan was amended by the Board on March 4, 2009 to remove a requirement that not less than 50% of each director's annual retainer be paid in the form of Symantec common stock. On July 26, 2011, the Board approved an amendment to the Director Plan to increase the total number of shares reserved for issuance under the Director Plan by 50,000, subject to stockholder approval, which Symantec's stockholders are being asked to consider and vote upon at the meeting.

Summary of the 2000 Director Equity Incentive Plan

The following summary of the principal provisions of the Director Plan, as proposed for approval. This summary does not purport to be a complete description of all of the provisions of the Director Plan. It is qualified in its entirety by reference to the full text of the Director Plan. A copy of the Director Plan has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the Director Plan may do so by written request to the Secretary at Symantec's headquarters in Mountain View, California.

Purpose. The purpose of the Director Plan is to provide members of the Board of Directors with an opportunity to receive all or a portion of the retainer payable to each director in common stock and thus provide directors of Symantec with a means to acquire an equity interest in Symantec and incentives based on increases in the value of Symantec's common stock.

Administration. The Director Plan permits either the Board or a committee appointed by the Board to administer the Director Plan (in either case, the *"Administrator"*). The Administrator has the authority to construe and interpret the Director Plan and the Administrator will ratify and approve all stock to directors under the Director Plan. Currently the Compensation Committee administrates the Director Plan.

Issuance of Stock. The Director Plan provides that each director may elect to receive up to 100% of the director's annual retainer in the form of an award of unrestricted, fully-vested shares of Symantec common stock (the *"Stock"*). On or before the first meeting of the Board held in each fiscal year (the *"First Meeting"*), each director is required to specify the percentage, from 0% to 100%, of the retainer that is to be paid in Stock. If no election is made by a director, the director is deemed to have elected to receive 50% of the retainer in the form of Stock. The number of shares of Stock to be issued annually to each director will equal the portion of the retainer for each year which a director elects to be paid in Stock, divided by the closing price of the Symantec common stock on the Nasdaq Global Select Market on the day immediately preceding the First Meeting. The shares are issued to the directors promptly following the First Meeting. Each director who is newly appointed to the Board during the first half of the Company's fiscal year is entitled to receive a pro rata portion of the retainer for the current fiscal year (based on the number of days remaining in such fiscal year, divided by 365 days). At the first Board meeting the newly appointed director is eligible to attend, the director is required to specify the percentage, from 0% to 100%, of the retainer that is to be paid in stock.

Stock Reserved for Issuance. The Stock reserved for issuance under the Director Plan consists of authorized but unissued shares of Symantec common stock. Assuming the stockholders of the company approve the proposed amendment to the Director Plan, the aggregate number of shares of Stock that may be issued under the Director Plan will be 200,000, which number will be proportionately adjusted upon any stock dividend, stock split or similar change in the company's capital structure.

Amendment and Termination of the Director Plan. The Board may amend, alter, suspend or discontinue the Director Plan at any time; provided, that no amendment which increases the number of shares of Stock issuable under the Director Plan shall be effective unless and until such increase is approved by the stockholders of the company.

Federal Income Tax Information

The following is a general summary as of the date of this proxy statement of the U.S. federal income tax consequences to directors associated with stock issued under the Director Plan. U.S. federal tax laws may change and U.S. federal, state and local tax consequences for any director will depend upon his or her individual circumstances.

A director will recognize taxable income at the time stock is issued under the Director Plan equal to the fair market value of the Stock issued to the director. This amount must be treated as ordinary income and may be subject to income tax withholding by Symantec. Upon resale of the shares by a director, any subsequent appreciation or depreciation in the value of the stock will be treated as long-term or short-term capital gain or loss.

New Plan Benefits

Because the amount of Stock issued to directors under the Director Plan will depend on the portion of the retainer each director elects to have paid in the form of Stock and on the fair market value of Symantec's common stock at future dates, it is not possible to determine the benefits that will be received by Symantec's directors under the Director Plan. The following table summarizes the benefits that were received by our current directors who are not executive officers in the 2011 fiscal year.

Name and Position	Number of Shares
Stephen M. Bennett	3,084
Geraldine B. Laybourne	3,084
Non-Executive Director Group (9 persons)	6,168

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

PROPOSAL NO. 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote on the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"**Resolved**, that the compensation paid to Symantec Corporation's named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion set forth on pages 32 to 57 of this proxy statement, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, the Company's named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices. A few highlights, which are discussed further in the Compensation Discussion & Analysis, are:

- Approximately 90% of our CEO's target compensation was performance-based for fiscal 2011;
- Our CEO's total direct compensation declined by approximately 6% from fiscal 2010 to fiscal 2011, during a period when we grew year-over-year revenue by 3% and we grew year-over-year cash flow from operations by 6%;
- Our CEO's total target direct compensation for fiscal 2011 was below the median total target direct compensation of CEOs within our peer group;
- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code;
- Any potential severance payments are well under 3 times our executive officers' total target cash compensation; and
- We have clawback provisions in all of our executive compensation plans.

We believe that our compensation program balances the interests of all of our constituencies — our stockholders, our executive officers, the remainder of our employee base, our business partners and our community by, among other things, focusing on achievement of corporate objectives, attracting and retaining highly-qualified executive management and maximizing long-term stockholder value. We encourage you to read the Compensation Discussion & Analysis, compensation tables and narrative discussion in this proxy statement.

The vote on the compensation of our named executive officers is advisory, and therefore not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing compensation philosophy and making future compensation decisions.

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 4

PROPOSAL NO. 5

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act and Section 14A of the Exchange Act also provide stockholders the opportunity to indicate how frequently the Company should hold future advisory votes on the compensation of our named executive officers. Stockholders may indicate whether they would prefer to have future advisory votes on executive compensation every year, every two years, every three years or abstain from voting on this proposal.

After careful consideration, the Board recommends that future advisory votes on compensation of our named executive officers be held annually. Our Board believes that holding a vote every year is the most appropriate option because (i) it would enable our stockholders to provide us with input regarding the compensation of our named executive officers on a timely basis; and (ii) it is consistent with our practice of engaging with our stockholders, and obtaining their input, on our corporate governance matters and our executive compensation philosophy, policies and practices.

Stockholders are not voting to approve or disapprove the Board's recommendation. Instead, stockholders may indicate their preference regarding the frequency of future advisory votes on the compensation of our named executive officers by selecting one year, two years or three years. Stockholders that do not have a preference regarding the frequency of future advisory votes should abstain from voting on the proposal. For the reasons discussed above, we are asking our stockholders to vote for an advisory vote on the compensation for our named executive officers every one year.

The frequency with which future advisory votes on compensation of our named executive officers are held is advisory, and therefore not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing the frequency with which the advisory vote on compensation of our named executive officers will be held in the future.

THE BOARD RECOMMENDS A VOTE TO HOLD FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY "ONE YEAR" UNDER PROPOSAL NO. 5

STOCKHOLDER PROPOSAL

Proposal 6 is a stockholder proposal. If the stockholder proponent, or representative who is qualified under state law, is present at the Annual Meeting and submits the proposal for a vote, then the proposal will be voted upon. The stockholder proposal is included in this proxy statement exactly as submitted by the stockholder proponent. The Board's recommendation on the proposal is presented immediately following the proposal. We will promptly provide you with the name, address and, to Symantec's knowledge, the number of voting securities held by the proponent of the stockholder proposal, upon receiving a written or oral request directed to: Symantec Corporation, Attn: Scott C. Taylor, Corporate Secretary, 350 Ellis Street, Mountain View, California 94043, telephone: (650) 527-8000.

PROPOSAL NO. 6

STOCKHOLDER PROPOSAL REGARDING SPECIAL STOCKHOLDER MEETINGS

6 — Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call special shareowner meetings.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring — when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R.R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings — Yes on 6

Our Board of Directors' Statement in Opposition to Proposal 6

The Board believes that it is important for stockholders to have the ability to call a special meeting, but a reasonable holding threshold is necessary to reduce the expense and disruption to the Company and to prevent a small group of stockholders from calling a special meeting to serve their self-interest, rather than the best interests of the Company and its stockholders. Our Board believes that passage of this proposal is not necessary because Symantec's Bylaws already provide stockholders with the ability to call special meetings and other meaningful rights to take action and influence the governance of the Company.

Symantec's Bylaws already provide stockholders the ability to call special meetings. Symantec's Bylaws provide that stockholders owning 25% of the outstanding shares of the Company's common stock have the right to call a special meeting. In addition, other than limitations on calling a special meeting shortly before or after another meeting of stockholders at which the proposed business was already addressed, there are no restrictive provisions in our Bylaws that would impede a stockholder's right or negate the intent of allowing stockholders to call special meetings. The proposal would permit a special meeting without any reasonable limitations, so that a small number of stockholders could call a special meeting for any purpose, at any time and with any frequency, for their own narrow purposes or to discuss topics that the majority of our stockholders may have little or no interest. Also, without having reasonable limitations, stockholders could call a special meeting on matters that have recently been rejected by our stockholders or are expected to be considered at another scheduled meeting, which would impose significant additional administrative and financial burdens on the Company and distract management from their proper focus of operating the business.

Stockholders may read Symantec's Bylaws on its web site at *http://investor.symantec.com/phoenix.zhtml?c=89422&p=irol-govHighlights.*

25% is a reasonable and appropriate threshold. Symantec's 25% threshold is consistent with the many other companies in the S&P 500, and we believe represents an appropriate balance between providing stockholders the ability to call special meetings to vote on important matters that arise between annual meetings and protecting the resources of the Company and interests of all of our stockholders. Stockholder meetings are costly and time consuming for Symantec and its stockholders, and they impose administrative and other burdens on the Company. Furthermore, permitting the stockholders of 10% of our common stock to call special meetings could allow a small group of stockholders to call unnecessary and costly meetings on matters that are neither relevant to the majority of stockholders or in the best interests of the Company and stockholders in general.

Small, Special-Interest Stockholder Groups Could Abuse the Right to Call Special Meetings. Each of our directors has a fiduciary duty to represent all stockholders when determining whether a matter is so pressing that it must be addressed at a special meeting. In contrast, stockholders do not have any fiduciary obligations to the Company or other stockholders. The proposal would permit a small group of stockholders who have a special interest to use the right to call a special meeting to serve their narrow self-interests that are not shared by our stockholders generally. For example, event-driven hedge funds could use special meetings to disrupt the Company's business to facilitate their own short-term focused exit strategies. If this proposal was implemented at a low 10% threshold, these small, special-interest stockholders would have the ability to call a special meeting at their sole discretion, at any time, with no duty to act other than in their own interests.

Symantec has a strong and effective corporate structure that protects the interests of its stockholders. Symantec is committed to strong corporate governance practices, and this is reflected by its strong corporate governance ratings. Symantec's corporate governance practices include:

- a majority voting requirement for the election of Directors;
- the Company has a declassified Board, meaning that the full Board is elected annually;
- the Company does not have a "poison pill" in place; and
- a simple majority vote requirement to amend our certificate of incorporation or Bylaws, and to approve transactions.

Symantec's current practice includes communications with our stockholders. Our senior executives regularly engage with our stockholders over governance matters, executive compensation, stockholder proposals and other matters in order to better understand their concerns. Also, we encourage our stockholders to communicate with our Board by contacting Board members through our Corporate Secretary. Please see "*Contacting the Board of Directors*" in this proxy statement.

Stockholders are already protected under state law, other regulations and Symantec's Bylaws. Stockholder approval is required for a variety of important, major corporate decisions. Symantec is incorporated in the state of Delaware, which requires that major corporate actions, such as a merger or sale of substantially all of Symantec's assets, be approved by stockholders. In addition, NASDAQ-listed companies, such as Symantec, are required to obtain stockholder approval for certain actions, such as adopting or materially amending equity compensation plans or issuing shares above a prescribed threshold. In addition, stockholders have the right under Rule 14a-8 of the Exchange Act, and under our Bylaws to propose business to be considered by the stockholders at the annual meetings of our stockholders. Also, as mentioned above, stockholders have the ability to call special meetings under our Bylaws.

For these reasons, the Board believes that stockholders already have a meaningful right to call a special meeting and that the proposal is not in the best interests of Symantec and its stockholders.

THE BOARD RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 6. PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "AGAINST" THIS PROPOSAL UNLESS OTHERWISE INSTRUCTED.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Symantec's common stock that may be issued upon the exercise of options, warrants and rights under all of Symantec's existing equity compensation plans as of April 1, 2011:

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	57,421,214	$12.75	128,995,666(1)
Equity compensation plans not approved by security holders	264,485(2)(3)	$ 7.01	—
Total	57,685,699	$12.72	128,995,666

(1) Represents 33,951 shares remaining available for future issuance under Symantec's 2000 Director Equity Incentive Plan, 209,599 shares remaining available for future issuance under Symantec's 2002 Executive Officer's Stock Purchase Plan, 30,869,122 shares remaining available for future issuance under Symantec's 2008 Employee Stock Purchase Plan and 97,882,994 shares remaining available for future issuance as stock options, restricted stock units or other awards permitted under Symantec's 2004 Equity Incentive Plan.

(2) Excludes 12,629,833 outstanding options as of April 1, 2011 that were assumed as part of the Veritas acquisition. Also excludes 523,531 outstanding options as of April 1, 2011 that were assumed as part of other acquisitions. The weighted average exercise price of these outstanding options was $23.69 as of April 1, 2011. In connection with these acquisitions, Symantec has only assumed outstanding options and rights, but not the plans themselves, and therefore, no further options or rights may be granted under these acquired-company plans.

(3) Represents 264,485 outstanding options to purchase shares under Symantec's 2001 Non-Qualified Equity Incentive Plan. As noted below, the 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan.

Material Features of Equity Compensation Plans Not Approved by Stockholders

2001 Non-Qualified Equity Incentive Plan

The 2001 Non-Qualified Equity Incentive Plan was terminated in September 2004 in connection with the adoption of the Symantec 2004 Equity Incentive Plan. As of April 1, 2011, options to purchase 264,485 shares were outstanding under the 2001 Non-Qualified Equity Incentive Plan.

Terms of Options. Symantec's Compensation Committee determined many of the terms and conditions of each option granted under the plan, including the number of shares for which the option was granted, the exercise price of the option and the periods during which the option may be exercised. Each option is evidenced by a stock option agreement in such form as the Compensation Committee approved and is subject to the following conditions (as described in further detail in the plan):

- *Vesting and Exercisability:* Options and restricted shares become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the Compensation Committee in its discretion and as set forth in the related stock option or restricted stock agreement. To date, as a matter of practice, options under the plan have generally been subject to a four-year vesting period. Options terminate ten years or less from the date of grant.

- *Exercise Price:* The exercise price of each option granted was not less than 100% of the fair market value of the shares of common stock on the date of the grant.

- *Tax Status:* All options granted under the plan are non-qualified stock options.

- *Method of Exercise:* The option exercise price is typically payable in cash or by check, but may also be payable, at the discretion of the Compensation Committee, in other forms of consideration.
- *Termination of Employment:* Options cease vesting on the date of termination of service or death of the participant. Options granted under the plan generally expire three months after the termination of the optionee's service to Symantec or a parent or subsidiary of Symantec, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. However, if the optionee is terminated for cause, the optionee's options expire upon termination of employment.

Corporate Transactions. In the event of a change of control of Symantec (as defined in the plan), the buyer may either assume the outstanding awards or substitute equivalent awards. In the event the buyer fails to assume or substitute awards issued under the plan, all awards will expire upon the closing of the transaction.

Term and Amendment of the Plan. The plan was terminated in September 2004, except that outstanding options granted thereunder will remain in place for the term of such options.

OUR EXECUTIVE OFFICERS

The names of our executive officers, their ages as of August 1, 2011, and their positions are shown below.

Name	Age	Position
Enrique Salem	45	President and Chief Executive Officer
James A. Beer	50	Executive Vice President and Chief Financial Officer
Phillip A. Bullock	46	Senior Vice President and Chief Accounting Officer
Janice D. Chaffin	57	Group President, Consumer Business Unit
Francis A. deSouza	40	Group President, Enterprise Products & Services
Rebecca Ranninger	52	Executive Vice President and Chief Human Resources Officer
William T. Robbins	43	Executive Vice President, Worldwide Sales & Services
Scott C. Taylor	47	Executive Vice President, General Counsel and Secretary
J. David Thompson	44	Group President, Information Technology and Services Group
Rowan M. Trollope	38	Group President, SMB and Symantec.cloud

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Symantec.

For information regarding Mr. Salem, please refer to Proposal No. 1, "*Election of Directors*" above.

Mr. Beer has served as our Executive Vice President and Chief Financial Officer since February 28, 2006. Prior to joining us, Mr. Beer was Senior Vice President and Chief Financial Officer of AMR Corporation and American Airlines, Inc., AMR's principal subsidiary, from January 2004 to February 2006. From September 1991 to January 2004, Mr. Beer held other various management positions in finance and operations at American Airlines including leading the airline's European and Asia Pacific businesses. Mr. Beer holds a bachelor of science in aeronautical engineering from Imperial College, London University and a master of business administration degree from Harvard Business School.

Mr. Bullock has served as our Senior Vice President and Chief Accounting Officer since October 2009. Mr. Bullock joined Symantec as Vice President of Tax and Trade Compliance in March 2006 and assumed responsibility for the Company's corporate risk assurance function in March 2007. Prior to joining Symantec, Mr. Bullock had been employed by Ernst & Young LLP since 1988 and was a partner in Ernst & Young's tax practice from September 2000 through February 2006. Mr. Bullock holds a bachelor of science degree in business administration, accounting information systems, from Virginia Polytechnic Institute and State University and a master's in professional accounting degree from the University of Texas at Austin.

Ms. Chaffin has served as our Group President, Consumer Business Unit since April 2007. From May 2006 to April 2007, Ms. Chaffin served as our Executive Vice President and Chief Marketing Officer. Ms. Chaffin joined Symantec in May 2003 as Senior Vice President and Chief Marketing Officer. Prior to Symantec, Ms. Chaffin spent 21 years at Hewlett-Packard Company, a global provider of products, technologies, solutions and services, where she held a variety of marketing and business management positions and most recently served as Vice President of Enterprise Marketing and Solutions. Ms. Chaffin is a member of the board of directors of International Game Technology (IGT). She graduated summa cum laude from the University of California, San Diego with a bachelor's degree and earned a master's degree in business administration from the University of California, Los Angeles, where she was a Henry Ford Scholar.

Mr. deSouza has served as our Group President, Enterprise Products and Services since May 2011. From January 2009 to May 2011, Mr. deSouza served as our Senior Vice President, Enterprise Security Group and from January 2008 to December 2008 as Vice President, Enterprise Messaging Management Group. Prior to joining Symantec, from February 2001 to February 2006, he was Founder and Chief Executive Officer of IMlogic, Inc., an enterprise instant messaging software company, that was acquired by Symantec. From February 1998 to February 2001, Mr. deSouza served as Product Unit Manager, Real-time Collaboration Group at Microsoft Corporation and from March 1997 to February 1998, he was co-founder and Chief Executive Officer of Flash Communications, an enterprise instant messaging company that was acquired by Microsoft. Mr. deSouza is Chairman of the board of directors of MedHelp International. Mr. deSouza received a bachelor's degree in electrical engineering and computer science with a minor in economics and a master's degree from Massachusetts Institute of Technology.

Ms. Ranninger has served as our Executive Vice President and Chief Human Resources Officer since May 2006, Senior Vice President, Human Resources from January 2000 to May 2006 and Vice President, Human Resources from September 1997 to January 2000. Prior to 1997, Ms. Ranninger served for over six years in the Legal Department. Prior to joining us in 1991, Ms. Ranninger was a business litigator with the law firm of Heller Ehrman White & McAuliffe. She also currently serves as President of Symantec Foundation. Ms. Ranninger graduated magna cum laude from Harvard University with a bachelor's degree, earned a bachelor's degree in jurisprudence from Oxford University and a juris doctorate from Stanford University.

Mr. Robbins has served as our Executive Vice President of Worldwide Sales since January 2009. From July 2007 to January 2009, Mr. Robbins served as Senior Vice President of Sales for the Americas geography. From April 2006 to July 2007, he served as Senior Vice President of the Asia Pacific and Japan geography. Mr. Robbins joined Symantec through the Company's acquisition of Veritas in July 2005 and served as our Vice President of Eastern United States and National Telecommunications Sales until April 2006. At Veritas, he served as Vice President of Eastern United States and National Telecommunications Sales from April 2005 to July 2005, Vice President, Northern Europe Sales from January 2005 to April 2005 and from April 2002 to December 2004, he served as Vice President, Worldwide Sales Operations. Mr. Robbins holds bachelor's degrees in business administration and economics, both with top honors from Southern Methodist University in Dallas. He is also a Certified Management Accountant.

Mr. Taylor has served as our Executive Vice President, General Counsel and Secretary since August 2008. From February 2007 to August 2008, Mr. Taylor served as our Vice President, Legal. Prior to joining Symantec, Mr. Taylor held various legal and administrative positions at Phoenix Technologies Ltd., a provider of core systems software, from January 2002 to February 2007, including most recently as Chief Administrative Officer, Senior Vice President and General Counsel. From May 2000 to September 2001, he was Vice President and General Counsel at Narus, Inc., a venture-backed private company that designs IP network management software. Mr. Taylor is a member of the board of directors of VirnetX. He holds a juris doctorate from George Washington University, and a bachelor's degree from Stanford University.

Mr. Thompson has served as our Group President, Information Technology and Services Group since January 2008. From February 2006 to January 2008, Mr. Thompson served as Executive Vice President, Chief Information Officer. Prior to joining Symantec, Mr. Thompson was Senior Vice President and Chief Information Officer for Oracle Corporation, a global enterprise software company from January 2005 to January 2006. From August 1995 to January 2005, he was Vice President of Services and Chief Information Officer at PeopleSoft, Inc., an enterprise application software products developer, which was later acquired by Oracle. Mr. Thompson is a member of the board of directors of CoreSite Realty Corporation.

Mr. Trollope has served as our Group President, SMB and Symantec.cloud since May 2011. From April 2010 to May 2011, Mr. Trollope served as our Senior Vice President, Symantec Hosted Services. Mr. Trollope previously served as Senior Vice President, Consumer R&D and Marketing from April 2007 to April 2010, and as Vice President, Consumer Product Engineering from December 2005 to April 2007. From January 2004 to December 2005, Mr. Trollope led Symantec's high-end enterprise security business as Vice President of Security Management Solutions. Mr. Trollope has held various management positions and functional leadership roles at Symantec since September 1991, working as both an individual contributor and leader in nearly every function in the R&D organization. Mr. Trollope is also a co-founder and a member of the board of directors of Software Shelf, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of August 1, 2011, with respect to the beneficial ownership of Symantec common stock by (i) each stockholder known by Symantec to be the beneficial owner of more than 5% of Symantec common stock, (ii) each member of the Board, (iii) the named executive officers of Symantec included in the Summary Compensation Table appearing on page 50 of this proxy statement and (iv) all current executive officers and directors of Symantec as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 749,532,637 shares of Symantec common stock outstanding as of August 1, 2011 (excluding shares held in treasury). Shares of common stock subject to stock options and restricted stock units vesting on or before September 30, 2011 (within 60 days of August 1, 2011) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Beneficial Owner		
Dodge & Cox(1)	58,991,116	7.9%
BlackRock, Inc.(2)	51,653,253	6.9
Directors and Executive Officers		
John W. Thompson(3)	2,510,135	*
Enrique Salem(4)	1,535,025	*
James A. Beer(5)	728,559	*
Rebecca Ranninger(6)	667,986	*
William T. Robbins(7)	500,366	*
Janice D. Chaffin(8)	836,732	*
Robert S. Miller(9)	249,245	*
Michael A. Brown(10)	269,586	*
David L. Mahoney(11)	192,955	*
Daniel H. Schulman(12)	113,102	*
Geraldine B. Laybourne	52,892	*
Frank E. Dangeard	48,218	*
V. Paul Unruh(13)	217,736	*
Stephen M. Bennett	30,597	*
William T. Coleman(14)	69,600	*
All current Symantec executive officers and directors as a group (20 persons)(15)	9,188,487	1.2%

* Less than 1%.

(1) Based solely on a Schedule 13G filing made by Dodge & Cox on February 10, 2011, reporting sole voting and dispositive power over the shares. This stockholder's address is 555 California Street, 40th Floor, San Francisco, CA 94104.

(2) Based solely on a Schedule 13G filing made by BlackRock, Inc. on February 8, 2011, reporting sole voting and dispositive power over the shares. This stockholder's address is 40 East 52nd Street, New York, NY 10022.

(3) Includes 1,566,666 shares subject to options that will be exercisable as of September 30, 2011.

(4) Includes 1,247,501 shares subject to options that will be exercisable as of September 30, 2011.

(5) Includes 627,583 shares subject to options that will be exercisable as of September 30, 2011.
(6) Includes 549,676 shares subject to options that will be exercisable as of September 30, 2011.
(7) Includes 441,035 shares subject to options that will be exercisable as of September 30, 2011.
(8) Includes 792,090 shares subject to options that will be exercisable as of September 30, 2011.
(9) Includes 148,000 shares subject to options that will be exercisable as of September 30, 2011.
(10) Includes 175,630 shares subject to options that will be exercisable as of September 30, 2011.
(11) Includes 106,000 shares subject to options that will be exercisable as of September 30, 2011.
(12) Includes 36,000 shares subject to options that will be exercisable as of September 30, 2011.
(13) Includes 180,630 shares subject to options that will be exercisable as of September 30, 2011.
(14) Includes 60,000 shares subject to options that will be exercisable as of September 30, 2011.
(15) Includes 7,033,913 shares subject to options that will be exercisable as of September 30, 2011.

Symantec has adopted a policy that executive officers and members of the Board hold an equity stake in the Company. The policy requires each executive officer to hold a minimum number of shares of Symantec common stock. Newly appointed executive officers are not required to immediately establish their position, but are expected to make regular progress to achieve it. The Nominating and Governance Committee reviews the minimum number of shares held by the executive officers and directors from time to time. The purpose of the policy is to more directly align the interests of our executive officers and directors with our stockholders. See "Stock Ownership Requirements" under the Compensation Discussion & Analysis for a description of the stock ownership requirements applicable to our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires Symantec's directors, executive officers and any persons who own more than 10% of Symantec's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Symantec with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to Symantec and written representations from the directors and executive officers, Symantec believes that all Section 16(a) filing requirements were met in fiscal year 2011.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

INTRODUCTION

This compensation discussion and analysis describes the material elements of Symantec's executive compensation program for fiscal 2011. For fiscal 2011, our named executive officers ("NEOs") were:

- Enrique Salem, President and Chief Executive Officer
- James A. Beer, Executive Vice President and Chief Financial Officer
- Janice D. Chaffin, Group President, Consumer Business Unit
- William T. Robbins, Executive Vice President, Worldwide Sales and Services
- Rebecca Ranninger, Executive Vice President and Chief Human Resources Officer

Our Compensation Philosophy: Pay for Performance

The overriding principle driving our compensation programs is our belief that it benefits all of our constituencies for management's compensation to be tied to our current and long-term performance. The following factors demonstrate our commitment to pay-for-performance and to corporate governance best practices:

- Approximately 90% of our CEO's target compensation was performance-based for fiscal 2011;
- Our CEO's total direct compensation declined by approximately 6% from fiscal 2010 to fiscal 2011, during a period when we grew year-over-year revenue by 3% and year-over-year cash flow from operations by 6%;
- Our CEO's total target direct compensation for fiscal 2011 was below the median total target direct compensation of CEOs within our peer group;
- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code, and any potential severance payments are well under 3 times our executive officers' total target cash compensation; and
- We have clawback provisions in all of our executive compensation plans (providing for the return of any excess compensation received by an executive officer if the Company's financial statements are the subject of a restatement due to error or misconduct).

To further demonstrate our commitment to pay for performance, we made the following changes to our executive compensation program for fiscal year 2012:

- We are shifting our target pay positioning for our executive officers from the 65th percentile to the 50th percentile of the relevant market composite for salary, and from the 50th percentile to the 65th percentile of the relevant market composite for other performance-based pay elements; and
- We granted performance — based restricted stock units to our named executive officers in lieu of option grants, such that our CEO received approximately 68% of his fiscal year 2012 equity grant in the form of performance-based restricted stock units with a component explicitly linked to total stockholder return over a two and three-year period.

Summary of Compensation Matters During Fiscal 2011

In fiscal 2011, Symantec delivered 3% year-over-year growth in revenue and 6% growth in cash flow from operations after a difficult fiscal 2010. In addition, strong bookings performance drove record deferred revenue which grew 19% year-over-year. Our stock price growth of 10% reflected our resilience in managing through the recent global recession. Our results also reflected solid execution, market leading products and services, strong customer relationships and strength in our backup, SaaS, data loss prevention and consumer businesses as well as stabilization in the storage management business. During fiscal 2011, we effectively integrated our authentication and encryption acquisitions into Symantec and grew these businesses using our broader distribution network. Our product portfolio and customer reach have expanded as a result of these acquisitions and we believe these acquired businesses will continue to contribute to our revenue growth and cost efficiency.

As detailed below, during fiscal 2011, three core financial metrics, which we believe are strongly correlated to enterprise value for companies in our sector, were used to measure company performance under our executive compensation programs: revenue, non- GAAP earnings per share ("EPS") and cash flow from operations. In addition, business unit performance metrics were a factor in the target bonus awards of our named executive officers, other than our CEO, under our Executive Annual Incentive Plan. Although our revenue in fiscal 2011 was slightly below our targeted level of performance for the full fiscal year, our EPS and cash flow from operations were higher than our targeted levels of performance. Our named executive officers were compensated in a manner consistent with our core pay-for-performance compensation philosophy as well as with the terms of our compensation arrangements. The following are highlights of our named executive officers' compensation for fiscal 2011 and are discussed in greater detail in this CD&A:

- Our executive compensation program is designed to pay for performance, with a large portion of target total direct compensation based on the performance of our company and its business units . For fiscal 2011, short- and long-term incentive compensation represented approximately 90% of our CEO's target "total direct compensation" (sum of base salary, target annual incentive, target cash long-term incentive and grant date fair value of equity awards) and, on average, approximately 74% of the target total direct compensation for our other NEOs.

- We take a total rewards approach in determining our executive officers' compensation. While we had higher payouts under the annual incentive plan and cash long-term incentive plan in fiscal 2011 compared to fiscal 2010, the total direct compensation for our CEO declined by 5.9% compared to fiscal 2010 due primarily to the smaller equity grant made. Total direct compensation for our other NEOs increased by 1.4% on average. The following table presents each named executive officer's total direct compensation (sum of base salary, actual annual incentive plan payout, actual cash long-term incentive plan accrual, and grant date fair value of equity awards) for fiscal 2011 as compared to fiscal 2010:

	FY11 ($)	FY10 ($)	Change (%)
Enrique Salem	8,475,708	9,004,962	−5.9
James A. Beer	2,720,510	2,674,266	1.7
Janice D. Chaffin	2,293,710	1,821,348	25.9
William T. Robbins	1,950,236	2,576,950	−24.3
Rebecca Ranninger	1,771,423	1,731,218	2.3

- The measures in our executive officer cash incentive compensation programs align with our focus on maximizing long-term stockholder value. The three key financial metrics used in our short- and long-term incentive compensation are revenue, EPS and cash flow from operations. With the exception of our CEO, a business unit performance metric is used for our NEOs' annual cash incentive compensation. Business unit performance is measured against specific strategic and operational performance goals established at the beginning of the fiscal year.

- While our cash incentive compensation is designed to reward outstanding performance, payout under each plan is capped to discourage excessive or inappropriate risk taking by our executives.

- For fiscal 2011, our named executive officers received 95% to 108% of their target payout under our Fiscal Year 2011 Executive Annual Incentive Plans based on the Company's revenue and EPS performance and, other than our CEO, the named executive officer's business unit performance.

- For fiscal 2011, our operating cash flow target was $1,611 million and we achieved 111% of our target, resulting in a payout of 155% of target bonus amounts under our Long Term Incentive Plan for our named executive officers who remain our employees as of the end of fiscal 2013.

- For fiscal 2011, the named executive officers other than the CEO received, on average, 57% of the value of their equity compensation in the form of restricted stock units and 43% in stock options, while the CEO received 50% of the value of his equity compensation in the form of stock options and 50% in the form of restricted stock units.

The following are highlights of changes that we have implemented in our executive compensation program for fiscal 2012:

- We will cease granting stock options as a part of the annual equity compensation component of the compensation program for our named executive officers. We will continue to grant restricted stock units and will replace stock options with performance-based restricted stock units using earnings per share and relative total stockholder return as performance measures, two metrics strongly tied to long-term stockholder value creation. As a result, approximately 68% of the value of our CEO's fiscal 2012 equity compensation is in the form of performance-based restricted stock units and approximately 32% is in the form of time-based restricted stock units.

- Consistent with prevailing market practices in our industry, beginning in fiscal 2012, we are shifting our base salary position strategy from targeting the 65th percentile of the relevant market composite to the 50th percentile of the relevant market composite, maintaining target total cash compensation positioning at market 65th percentile, and shifting our long-term incentive compensation position strategy from 50th percentile of the relevant market composite to 65th percentile of the relevant market composite. As this shift is implemented, these adjustments will allow for enhanced emphasis on higher variable compensation rewards commensurate with performance that drives stockholder value creation and less emphasis on fixed compensation.

Relationship Between Company Performance and CEO Compensation

The following charts illustrate the relationship between our CEO's total compensation (as shown in the Summary Compensation Table on page 50) and the three key financial metrics used in his incentive compensation.



CEO Total Pay vs. Non-GAAP EPS*
CEO Total Pay in Millions
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$2.00
$1.50
$1.00
$0.50
$0.00
Non-GAAP EPS
FY 2010
FY 2011
Total Compensation
Non-GAAP EPS


CEO Total Pay vs. Revenue*
$10,000
$8,000
$6,000
$4,000
$2,000
$0
CEO Total Pay in Millions
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Revenue in Billions
FY 2010
FY 2011
Total Compensation
Revenue


CEO Total Pay vs. Cash Flow from Operations
$10,000
$8,000
$6,000
$4,000
$2,000
$0
CEO Total Pay in Millions
$2,000
$1,500
$1,000
$500
$0
Cash Flow in Billions
FY 2010
FY 2011
Total Compensation
Cash Flow from Operations

---

* For purposes of calculating achievements under these metrics, foreign exchange movements were held constant at plan rates, pursuant to the terms of the bonus plans.

Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing all of Symantec's compensation programs, including the review and recommendation to the independent directors of our Board all compensation arrangements for our Chief Executive Officer and the review and approval of the compensation payable to our other named executive officers.

The independent directors of the Board evaluate the CEO's performance and the Compensation Committee then reviews and recommends to the independent members of the Board all compensation arrangements for the CEO. After discussion, the independent members of the Board determine the CEO's compensation. The Compensation Committee also discusses the performance of the other named executive officers with the CEO, reviews the compensation recommendations that the CEO submits for the other named executive officers, makes any appropriate adjustments, and approves their compensation.

Since fiscal 2004, the Compensation Committee has engaged Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters. The Compensation Committee oversees Mercer's engagement. Mercer representatives meet informally with the Compensation Committee Chair and the Chief Human Resources Officer and regularly with the Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present.

As part of its engagement in fiscal 2011, Mercer provided, among other services, advice and recommendations on the amount and form of executive and director compensation. For example, Mercer evaluated and advised the Compensation Committee on the peer group that the Compensation Committee uses to develop a market composite for purposes of establishing named executive officer pay levels (as described below), the competitiveness of our director and executive compensation programs, the proposed performance goals and ranges for incentive plans, compensation-related trends and developments in our industry and the broader talent market and regulatory developments relating to compensation practices.

We paid Mercer approximately $200,000 for executive compensation services in fiscal 2011. In addition, with the Compensation Committee's approval, management engaged and Symantec paid Mercer and its affiliates for other services, including approximately $1.975 million for other unrelated consulting and business services. We also reimbursed Mercer and its affiliates for reasonable travel and business expenses.

The Compensation Committee establishes our compensation philosophy, approves our compensation programs and solicits input and advice from several of our executive officers and Mercer. As mentioned above, our CEO provides the Board of Directors and the Compensation Committee with feedback on the performance of our executive officers and makes compensation recommendations that go to the Compensation Committee for their approval. Our CEO, CFO, Chief Human Resources Officer and General Counsel regularly attend the Compensation Committee's meetings to provide their perspectives on competition in the industry, the needs of the business, information regarding Symantec's performance, and other advice specific to their areas of expertise. In addition, at the Compensation Committee's direction, Mercer works with our Chief Human Resources Officer and other members of management to obtain information necessary for Mercer to make their own recommendations as to various matters as well as to evaluate management's recommendations.

FACTORS WE CONSIDER IN DETERMINING OUR COMPENSATION PROGRAMS

We apply a number of compensation policies and analytic tools in implementing our compensation principles. These policies and tools guide the Compensation Committee in determining the mix and value of the compensation components for the named executive officers, consistent with our compensation philosophy. They include:

A Total Rewards Approach: Elements of the total rewards offered to our executive officers include base salary, short- and long-term incentives including equity awards, health benefits, a deferred compensation program and a consistent focus on individual professional growth and opportunities for new challenges.

Focus on Pay-for-Performance: Our executive compensation program is designed to reward executives for results. As described below, the pay mix for named executive officers emphasizes variable pay in the form of short- and long-term cash and equity awards. Short-term results are measured by annual financial performance, specifically revenue, non-GAAP earnings per share and, for all named executive officers other than our CEO, business unit performance. Long-term results are measured by share price appreciation, and achievement of operating cash flow targets. As explained below, beginning with fiscal 2012, our long-term results will also be measured by the achievement of the total stockholder return ranking for our company as compared to the S&P 500.

Appropriate Market Positioning: Our general pay positioning strategy is to target the levels of base salary, annual short-term cash incentive structure and long-term incentive opportunities and benefits for named executive officers with reference to the relevant market composite for each position. The Compensation Committee may set the actual components for an individual named executive officer above or below the positioning benchmark based on factors such as experience, performance achieved, specific skills or competencies, the desired pay mix (e.g., emphasizing short- or long-term results), and our budget.

Through the end of fiscal 2011, our policy was to target the base salary and annual short-term cash incentive structure for named executive officers at the 65th percentile of the relevant market composite with target long-term incentive opportunities and benefits for named executive officers at the 50th percentile of the relevant market composite. Base salary and short-term cash incentives were positioned at this level to attract and retain high caliber talent in the highly competitive technology market. We believed that the target long-term incentive strategy allowed us to be competitive in the market for top talent, while providing alignment with stockholders and keeping the burn rate and dilution associated with our equity compensation programs within a range we deemed appropriate. For fiscal 2011, the pay mix for executives emphasized long-term performance through a majority of pay opportunity coming in the form of long-term award vehicles. By using these targets, we believed that upside opportunity in the short- and long-term incentive plans was available in the event of outstanding financial performance in fiscal 2011.

Beginning in fiscal 2012, to further strengthen our pay for performance focus, we are shifting our general pay positioning strategy to target 50th percentile of the relevant market composite for base salary and 65th percentile of the relevant market composite for short- and long-term incentive compensation and total direct compensation. These adjustments will allow for enhanced emphasis on higher variable compensation rewards commensurate with performance that drives stockholder value creation and for less emphasis on fixed compensation.

Competitive Market Assessments: Market competitiveness is one factor that the Compensation Committee considers each year in determining a named executive officer's overall compensation package, including pay mix. The Compensation Committee relies on various data sources to evaluate the market competitiveness of each pay element, including publicly-disclosed data from a peer group of companies (see discussion below) and published survey data from a broader set of information technology companies that are similar in size to Symantec and that the Compensation Committee and its advisors, including Mercer, believe represent Symantec's competition in the broader talent market. The peer group's proxy statements provide detailed pay data for the top five positions. Survey data provides compensation information from a broader group of information technology companies, with positions matched based on specific job scope and responsibilities. The Compensation Committee considers data from these sources in developing a market composite that it uses as a framework for making compensation decisions for each named executive officer's position.

Symantec is a prominent participant in the information technology industry. This industry is characterized by rapid rates of change, intense competition from small and large companies, and significant cross-over in leadership talent needs. As such, we compete for executive talent with leading software and services companies as well as in the broad information technology industry. Further, because we believe that stockholders measure our performance against a wide array of technology peers, the Compensation Committee uses a peer group that consists of a broader group of high technology companies in different market segments that are of a comparable size to us. The Compensation Committee uses the peer group, as well as other relevant market data, to evaluate named executive officer pay levels (as described above). In addition, the peer group performance is used as input for setting performance targets for our annual incentive plan.

The peer group is generally reviewed on an annual basis, and may be adjusted from time to time based on a comparison of market capitalization, industry and peer group performance. We did not make any changes to our peer group for fiscal 2011. The following companies were included in our peer group analysis:

Symantec Peer Group

Adobe Systems	Analog Devices	Apple
CA	Cisco Systems	Electronic Arts
EMC	Harris Corp	Juniper Networks
Lexmark International	NetApp	Oracle
Qualcomm	Seagate Technology	Yahoo!

Appropriate Pay Mix: Consistent with our pay-for-performance philosophy, our executive officers' compensation is structured with a large portion of their total direct compensation paid based on the performance of the Company and the applicable business unit. In determining the mix of the various reward elements and the value of each component, the Compensation Committee takes into account the executive's role, the competitiveness of the market for executive talent, company performance, business unit performance, internal pay equity and historical compensation. In making its determinations with regard to compensation, the Compensation Committee reviews the various compensation elements for the CEO and the other named executive officers (including base salary, target annual bonus, target and accrued award payments under the Long Term Incentive Plans, and the value of vested and unvested equity awards actually or potentially issued).

The percentage of an executive officer's compensation opportunity that is at-risk or variable instead of fixed is based primarily on the officer's level of influence at Symantec. Executive officers generally have a greater portion of their pay at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence the Company's performance. A materially higher proportion of the CEO's compensation opportunity is at-risk relative to the other named executive officers because the nature of his role and ability to influence the Company's performance. As illustrated by the following charts, for fiscal 2011, approximately 90% of our CEO's target total direct compensation (sum of base salary, target annual incentive, target cash long-term- incentive and grant date fair value of equity awards) was performance-based, and approximately 74% was performance-based for our other named executive officers:

FY11 CEO Target Direct Compensation Mix


Base 10%
Annual Incentive 15%
Stock Options
RSU 24%
Cash LTIP 27%
Performance-Based

FY11 All Other NEOs Average Target Direct Compensation Mix


Base 26%
Annual Incentive 21%
Stock Options 16%
RSU 22%
Cash LTIP 15%
Performance-Based

Further, the following charts illustrate the compensation pay mixes of our NEOs' fiscal 2012 target total direct compensation which includes performance-based restricted stock units (as described further below). Notably, the proportion of at-risk pay to total pay for our NEOs will increase from fiscal 2011 to fiscal 2012.

FY12 CEO Target Direct Compensation Mix


Base 9%
Annual Incentive 13%
PRU* 38%
RSU 18%
Cash LTIP 22%
Performance-Based

FY12 All Other NEOs Average Target Direct Compensation Mix


Base 13%
Annual Incentive 14%
PRU* 30%
RSU 27%
Cash LTIP 16%
Performance-Based

---

* The values of PRU grants were calculated using the grant date fair value.

The Compensation Committee, in consultation with Mercer, has conducted a risk analysis on Symantec's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on the Company.

Form and Mix of Long-Term Equity Incentive Compensation: We have used two forms of equity for long-term equity incentive compensation in the last several years: stock options and restricted stock units. (See "Equity Incentive Awards" below for more information regarding the specific features of each form). For fiscal 2011, the named executive officers, other than the CEO, received approximately 57% of the value of their equity compensation in the form of restricted stock units and 43% in the form of stock options, while the CEO received approximately 50% of his equity compensation in fiscal 2011 in the form of stock options and 50% in restricted stock units. These percentages (and other percentage-based equity awards value discussed below) are based on the grant date fair value of the shares of common stock underlying the restricted stock units and the grant date fair value of the options using the Black-Scholes option pricing method. (For compensation valuation purposes, we use the same Black-Scholes option pricing method and assumptions used for recognizing expenses in our consolidated financial statements contained in our annual report on Form 10-K for fiscal year 2011. The Black-Scholes assumptions used in calculating our NEOs' option grants are included in the Summary of Compensation Table. The awards made to our named executive officers other than the CEO are determined by the Compensation Committee after reviewing recommendations made by the CEO. In determining its recommendations to the independent directors of the Board, in the case of CEO compensation, and in making compensation decisions with respect to other named executive officers, the Compensation Committee may consider factors such as the individual's tenure at the Company, industry experience, current pay mix, long-term equity and cash awards previously granted to the individual, retention considerations, business unit performance, individual performance, and other factors.

COMPENSATION COMPONENTS

Compensation for our named executive officers includes the following components:

Base Salary

The Compensation Committee reviews the named executive officers' salaries annually as part of its overall competitive market assessment and may make adjustments based on positioning relative to market, individual role and contribution levels, and our overall salary budget. The independent members of the Board of Directors review the CEO's salary in executive session (*i.e.*, without any executives present), and changes are considered in light of market pay assessments and the Compensation Committee's annual CEO performance evaluation. In setting the base salaries for the other named executive officers, the Compensation Committee also considers the recommendations of the CEO based upon his annual review of their performance. Based on a compensation market assessment conducted by Mercer, the Compensation Committee made a decision to increase our CEO's base salary to $750,000 for fiscal 2011. Prior to this increase, our CEO's base salary had remained the same since he was promoted to Chief Operating Officer in January 2008 and was not adjusted when he was promoted to Chief Executive Officer in April 2009 due to overall company salary freezes driven by the economic environment. The increase brought our CEO's base salary closer to the 25th percentile of CEOs within our peer group. Prior to fiscal 2011, other NEOs had not received base salary increases for 3 years except in connection with promotions. For fiscal 2011, they received a merit increase ranging from 4.8% to 11.1% based on an evaluation of individual role, performance, contribution level and market compensation position. The following table presents each named executive officer's base salary for fiscal 2011 as compared to fiscal 2010:

	FY11 ($)	FY10 ($)	Change (%)
Enrique Salem	750,000	625,000	20.0
James A. Beer	700,000	660,000	6.1
Janice D. Chaffin	500,000	450,000	11.1
William T. Robbins	475,000	453,375	4.8
Rebecca Ranninger	420,000	400,000	5.0

Executive Annual Incentive Plan

The Executive Annual Incentive Plans for our executive officers are adopted pursuant to the Senior Executive Incentive Plan ("SEIP") most recently approved by our stockholders in 2008. The Executive Annual Incentive Plans adopted under the SEIP are annual cash incentive plans that reward named executive officers (and other participants) for generating strong financial results for our Company in the short term. To support collaboration within the senior leadership group, all named executive officers earn incentive compensation based on performance against pre-determined corporate goals described below. The Compensation Committee may choose to measure the named executive officers' achievement against specific business unit or individual performance targets as well.

Executive Annual Incentive Plan Target Opportunities: Under the Executive Annual Incentive Plans for a given fiscal year, each named executive officer has a target award opportunity, expressed as a percentage of base salary, with the ability to earn above or below that target based on actual performance. Target award opportunities for our Executive Annual Incentive Plans are established by the Compensation Committee using peer group and survey data and taking into account other factors. The following table presents each named executive officer's target bonus opportunity actual and as a percentage of base salary for fiscal 2011 as compared to fiscal 2010:

	FY11 Target % of Base	FY10 Target % of Base	FY11 ($)	FY10 ($)	Change (%)
Enrique Salem	150	125	1,125,000	781,250	44.0
James A. Beer	90	80	630,000	528,000	19.3
Janice D. Chaffin	90	80	450,000	360,000	25.0
William T. Robbins	80	80	380,000	362,700	4.8
Rebecca Ranninger	60	60	252,000	240,000	5.0

The award opportunities for fiscal 2011 were determined based on the relevant market composite, the desired mix between cash and equity-based incentive pay, internal pay equity goals, and the role of the named executive officer. Taking into account these factors, for fiscal 2011, the Compensation Committee increased the target award opportunity as a percentage of base salary for Enrique Salem, James Beer and Janice Chaffin to be closer to the median level of relevant market composite. In addition, Mr. Salem's target award opportunity was increased to place additional emphasis on performance-based variable pay relative to his total direct compensation.

At the time award opportunities are established, there is no assurance that the amount of the target awards will be realized. Each named executive officer must achieve threshold performance for each metric established in the named executive officer's executive annual incentive plan to receive any payment for such metric. The payout under the Executive Annual Incentive Plan is also capped at different levels based on the performance metric.

Executive Annual Incentive Plan Performance Measures and Target Setting: Executive Annual Incentive Plan performance targets are established at or about the beginning of each plan year. Our management develops proposed goals with reference to a variety of factors, including our historical performance, internal budgets, market and peer performance, and external expectations for our performance. The Compensation Committee reviews, adjusts as necessary, and approves the goals, the range of performance, and the weighting of the goals. Following the end of each fiscal year, the Compensation Committee reviews our actual performance against the performance measures established in the fiscal year's Executive Annual Incentive Plans (after making any appropriate adjustments to such measures for the effects of corporate events, that were not anticipated in establishing the performance measures), determines the extent of achievement and approves annual cash incentives, if warranted. In determining the achievement of performance goals for fiscal 2011, the Compensation Committee made adjustments to both the revenue and Non-GAAP EPS targets for several acquisitions made during the year. The determination of awards for the revenue and Non-GAAP EPS metrics is formulaic, while the business unit performance metric is determined based on a qualitative evaluation of business unit performance against pre-established operational and strategic goals. Although the Compensation Committee has the discretion to adjust awards as appropriate, it did not exercise such discretion for fiscal 2011.

The performance measures and weightings under the Fiscal Year 2011 Executive Annual Incentive Plans for the named executive officers were as follows:

	Revenue	Non-GAAP EPS	Business Unit Performance
CEO	50%	50%	0%
Other NEOs	50%	20%	30%

We used the above performance metrics because:

- Over time, revenue and Non-GAAP EPS measures have strongly correlated with stockholder value creation for Symantec;

- Improvement in revenue and Non-GAAP EPS measures aligns with our overall growth strategy;
- The revenue and Non-GAAP EPS measures are transparent to investors and are included in our quarterly earnings releases;
- The revenue and Non-GAAP EPS measures balance growth and profitability;
- The performance goals used for the business unit performance component align with our operational and strategic objectives; and
- The business unit performance metric provides a balance in incentive compensation as it focuses on both operational excellence and strategic goals.

Revenue and non-GAAP EPS performance targets are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations. If results for a goal are below threshold, the funding level for that goal is 0%, and participants will be paid no incentive compensation for that goal. A threshold performance level resulted in a payout of 70% of the target opportunity in the case of revenue and 75% of the target opportunity in the case of EPS. At target, the goal is funded at the 100% level. Below target, the payout for revenue achievement decreases by 5% of the target opportunity for each additional 1% below target revenue achievement levels (assuming the threshold is met). Above target, the payout for revenue achievement increases by 10% of the target opportunity for each additional 1% above target achievement levels up to 10% over target for a maximum payout of 200% of the target opportunity. For EPS, the payout increases or decreases by 5% of the target opportunity for each additional 1% above or below target achievement levels (assuming the threshold is met), subject to a cap of a 150% payout upon 110% achievement. The following table summarizes the foregoing discussion of threshold, target and maximum performance levels and the relative payout at each level under the Fiscal Year 2011 Executive Annual Incentive Plans:

	Revenue		EPS	
	Performance as % of Target	**Payout as % of Target**	**Performance as % of Target**	**Payout as % of Target**
Threshold	94	70	95	75
Target	100	100	100	100
Maximum	110	200	110	150

The performance objectives used to determine the achievement of a business unit performance are established at or shortly after the beginning of the fiscal year. The objectives chosen are measurable goals and published internally within the Company. Each business unit sets its objectives in the following four areas and results are monitored quarterly:

- Business Results
- Customer and Partner Loyalty
- Operational Excellence
- Employee Engagement

The CEO evaluates the performance level of each named executive officer's business unit against the pre-determined goals following the end of fiscal year, then makes recommendations to the Compensation Committee. The Compensation Committee then reviews the CEO's compensation recommendations for the other named executive officers, makes any appropriate adjustments, and approves their compensation. The potential payout for this metric ranges from 0% to 150% based on achievement of these preset goals.

Fiscal Year 2011 Results

For fiscal 2011, our revenue target was $6,325 million and our non-GAAP EPS target was $1.35 per share. The Company performed at 96% of the revenue goal, resulting in an 80% payout for that portion of the plan based on the plan target amount, and performed at 106% of the non-GAAP EPS goal, resulting in a payout for that portion of the plan at 130% of the plan target amount. For purposes of calculating achievements under these goals, foreign exchange movements were held constant at plan rates, pursuant to the terms of the plans. In general, business unit performance was above target for each of our named executive officers whose award included a business unit performance goal. Our NEOs' fiscal 2011 total payout as percentage of target opportunity and total payout amounts are provided in the table below:

	Total Payout as % of Target	Payout Amount ($)
Enrique Salem	105	1,181,250
James A. Beer	104	652,050
Janice D. Chaffin	95	425,250
William T. Robbins	108	410,400
Rebecca Ranninger	101	253,260

Long Term Incentive Plan (LTIP)

In May 2010, the Compensation Committee approved our LTIP for fiscal 2011. Under the terms of the FY11 LTIP, named executive officers are eligible to receive performance-based compensation based upon the level of attainment of target operating cash flow for the fiscal year ending April 1, 2011. The Compensation Committee implemented the FY11 LTIP to provide an ongoing retention and performance incentive by balancing option and restricted stock unit vesting periods (four years each) with a component that will enhance the alignment to long-term financial performance. The FY11 LTIP was adopted pursuant to the SEIP most recently approved by our stockholders in 2008.

FY11 LTIP Target Opportunities: The target bonus amounts under the FY11 LTIP were $2,000,000 for Enrique Salem and $300,000 for each of the other named executive officers.

FY11 LTIP Performance Measure and Target Setting: Under the FY11 LTIP, the long-term incentive metric is measured at the end of the one-year performance period (i.e., the end of fiscal 2011) and, subject to the meeting of the performance target(s) and satisfaction of continuing service requirements, will be paid following the last day of the second fiscal year following the end of the performance period (i.e., the end of fiscal 2013). We believe the combination of these performance goals and this time-based vesting period provide appropriate performance incentives and promote the long-term retention of our executive officers. By basing the FY11 LTIP payout on operating cash flow, the plan focuses on a specific, measurable corporate goal that is aligned with generating stockholder value, and provides performance-based compensation based upon the actual achievement of the goal. We believe that the exclusive metric of operating cash flow, as opposed to revenue or EPS, appropriately focuses our executives on tangible growth and cost reduction opportunities. Operating cash flow is also a direct measure of business success and balances the annual plan measures that are not subject to some of the timing issues associated with the accounting rules relating to revenue and EPS, which can lead to fluctuations in results that are not necessarily directly tied to our business success.

A participant is eligible for 25% of the target FY11 LTIP award if at least 85% of budgeted operating cash flow target is achieved with respect to the performance period and for up to 200% of the target FY11 LTIP award if at least 120% of budgeted operating cash flow is attained with respect to the performance period. The following table presents the threshold, target and maximum performance levels of the operating cash flow target as a percentage of the performance target and the relative payout at each level as a percentage of the applicable target opportunity under the FY11 LTIP:

	Cash Flow from Operations	
	Performance as % of Target	Payout as % of Target
Threshold	85	25
Target	100	100
Maximum	120	200

At the time award opportunities are established, there is no assurance that the amount of the target awards will be realized. A participant must be an employee of the Company on the payment date to receive the payment, creating a strong incentive for our executive officers to serve through the payment date for these awards. Subject to certain limited exceptions, a participant who terminates his or her employment with the Company before the payment date will not be eligible to receive the payment or any prorated portion thereof.

For fiscal 2011, our operating cash flow target was $1,611 million and we achieved 111% of our target, resulting in a payout of 155% of target bonus amounts under our FY11 LTIP for our named executive officers who remain our employees as of the end of fiscal 2013. This level of achievement against target compares to our reported increase in cash flow from operations of approximately 6% from fiscal 2010 to fiscal 2011.

Our NEOs' fiscal 2011 LTIP target awards, actual awards and total payout as percentage of target opportunity are provided in the table below:

	LTIP Target ($)	LTIP Actual Award ($)	Payout as % of Target
Enrique Salem	2,000,000	3,100,000	155
James A. Beer	300,000	465,000	155
Janice D. Chaffin	300,000	465,000	155
William T. Robbins	300,000	465,000	155
Rebecca Ranninger	300,000	465,000	155

Equity Incentive Awards

The primary purpose of our equity incentive awards is to align the interests of our named executive officers with those of our stockholders by rewarding the named executive officers for creating stockholder value over the long-term. By compensating our executives with the Company's equity, our executives hold a stake in the Company's financial future. The gains realized in the long term depend on our executives' ability to drive the financial performance of the Company. Equity incentive awards are also a useful vehicle for attracting and retaining executive talent in our competitive talent market.

Our 2004 Equity Incentive Plan provides for the award of stock options, stock appreciation rights, restricted stock, and restricted stock units (including performance-based restricted stock units). We granted named executive officers stock options and restricted stock units in fiscal 2011 (as described in more detail below, including under the Summary Compensation Table and Grants of Plan-Based Awards table on pages 50 and 52, respectively). We also offer all employees the opportunity to participate in the 2008 Employee Stock Purchase Plan, which allows for the purchase of our stock at a discount to the fair market value through payroll deductions. This plan is designed to comply with Section 423 of the Code. During fiscal 2011, four named executive officers participated in the 2008 Employee Stock Purchase Plan.

We seek to provide equity incentive awards that are competitive with companies in our peer group and the other information technology companies that the Compensation Committee includes in its market composite. As such, we establish target equity incentive award grant guideline levels for the named executive officers based on market pay assessments. When making annual equity awards to named executive officers, we consider corporate results during the past year, the role, responsibility and performance of the individual named executive officer, the competitive market assessment described above, prior equity awards, and the level of vested and unvested equity awards then held by each named executive officer. In making equity awards, we also generally take into consideration gains recognizable by the executive from equity awards made in prior years. Mercer provides the Compensation Committee with market data on these matters, as well as providing to the Compensation Committee summaries of the prior grants made to the individual named executive officers.

For fiscal 2011, on average 57% of the named executive officers' (other than the CEO) equity incentive award value was granted in the form of restricted stock units and approximately 43% in the form of stock options. The CEO's equity incentive award value for fiscal 2011 was approximately equally distributed between restricted stock units and stock options.

Stock Options: Stock options provide an incentive for executives to drive long-term share price appreciation through the development and execution of effective long-term strategies. Stock option value is only realized if the trading price of our common stock increases so that option holder interests are therefore aligned with stockholder interests. Stock options are issued with exercise prices at 100% of the grant-date fair market value to assure that executives will receive a benefit only when the trading price increases. Stock option awards generally have value for the executive only if the executive remains employed with us for the period required for the shares to vest. Stock options granted in fiscal 2011 vest 25% after the first year and on a monthly basis thereafter for the next 36 months, and, if not exercised, expire in a maximum of seven years (or earlier in the case of termination of employment). Providing for four-year option vesting creates retention value and is in line with market practices among companies in our market composite. (Details of stock options granted to the named executive officers in fiscal 2011 are disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table included on pages 50 and 52, respectively.)

Restricted Stock Units (RSUs): RSUs represent the right to receive one share of Symantec common stock for each RSU vested upon the settlement date, which is the date on which certain conditions, such as continued employment with us for a pre-determined length of time, are satisfied. The Compensation Committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciate if the trading price of our common stock appreciates, and also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team.

Shares of our stock are issued to RSU holders as the awards vest. The vesting schedule for RSUs granted to our named executive officers in fiscal 2011 provided that each award vests in four equal annual installments. (Details of RSUs granted to the named executive officers in fiscal 2011 are disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table on pages 50 and 52, respectively.)

The following table summarizes the value of our NEOs' total target long-term incentive compensation awarded (sum of stock option and RSU grant date fair value and LTIP target award) in fiscal 2011 and 2010. With the exception of Janice Chaffin, our NEOs' total target long-term incentive compensation value declined in fiscal 2011, both because they received comparatively fewer options and RSUs in fiscal 2011 and because the grant date value of Symantec's stock was slightly lower in fiscal 2011 than in fiscal 2010. Ms. Chaffin's total target long-term incentive compensation value increased because she received a larger equity grant in fiscal year 2011 as a result of the strong performance of the consumer business unit during fiscal 2010, which included the successful launch of the Company's new eCommerce store.

	FY11 ($)	FY10 ($)	Change (%)
Enrique Salem	5,444,458	7,286,993	−25.3
James A. Beer	1,203,460	1,597,146	−24.6
Janice D. Chaffin	1,203,460	1,093,548	10.1
William T. Robbins	899,836	1,827,775	−50.8
Rebecca Ranninger	933,163	1,062,418	−12.2

Performance-based Restricted Stock Units (PRUs): For fiscal 2012, the Compensation Committee granted PRUs for the first time in furtherance of our pay for performance philosophy. These PRU grants were in lieu of the stock options that we have historically awarded as a part of our annual executive compensation program. While this development did not impact compensation decisions during fiscal 2011, implementation of this program represents an important step taken by our Compensation Committee to continue to drive a pay-for-performance culture with a component explicitly linked to total stockholder return. Unlike our restricted stock unit awards, the shares underlying the PRUs awarded for fiscal 2012 are eligible to be earned only if we achieve the same non-GAAP EPS goal for the FY12 Executive Annual Incentive Plan for fiscal 2012. Depending on our achievement of this goal, 0% to 133% of the target shares will be eligible to be earned at the end of fiscal 2013 and 2014, based on, and subject to further adjustment as a result of, the achievement of the total stockholder return ("TSR") ranking for our company as compared to the S&P 500. If any target shares become eligible (the "eligible shares") to be earned in fiscal 2013 and 2014 as a result of achievement of the non-GAAP EPS goal for fiscal 2012, then 50% to 150% of one-half of the eligible shares may be earned based on the achievement of the TSR goal for the two years ended March 29, 2013 and

50% to 150% of one-half of the eligible shares (plus any eligible shares not earned on March 29, 2013 if less than 100% of the TSR goal is achieved for the two-year period then ended) may be earned based on the achievement of the TSR goal for the three years ended March 28, 2014. Subject to certain exceptions (including acceleration of vesting upon a change in control of the company under the terms of the Symantec Executive Retention Plan, as amended), the award shall vest, if at all, only at the end of the third year of the performance period (i.e., fiscal 2014), and the named executive officer must be employed by us at the end of such period in order to vest in the award.

Burn Rate and Dilution: We closely manage how we use our equity to compensate employees. We think of "gross burn rate" as the total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. We think of "net burn rate" as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period, and expressed as a percentage. "Overhang" we think of as the total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. For purposes of these calculations, each full-value award grant (e.g., restricted stock unit) is treated as the equivalent of the grant of two options in order to recognize the economic difference in the equity vehicle types. The Compensation Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our market composite. In addition, the Compensation Committee considers the accounting costs that will be reflected in our financial statements when establishing the forms of equity to be granted and the size of the overall pool available. For fiscal 2011, our gross burn rate was 3.5%, our net burn rate was 3.28%, and our overhang was 23.43%. Our burn rate was somewhat higher than our historical average in fiscal 2011 largely due to the equity awards granted to employees in connection with our acquisition of the identity and authentication business of VeriSign.

Equity Grant Practices: The Compensation Committee generally approves grants to the named executive officers at its first meeting of each fiscal year, or thereafter through subsequent action. The grant date for all stock options and RSUs granted to employees, including the named executive officers, is generally the 10th day of the month following the applicable meeting. If the 10th day is not a business day, the grant is generally made on the previous business day. The exercise price for stock options is the closing price of our common stock, as reported on the Nasdaq Global Select Market, on the date of grant. The Compensation Committee does not coordinate the timing of equity awards with the release of material nonpublic information. RSUs may be granted from time to time throughout the year, but all RSUs generally vest on either March 1, June 1, September 1 or December 1 for administrative reasons.

Change of Control and Severance Arrangements: The vesting of certain stock options and RSUs held by our named executive officers will accelerate if they experience an involuntary (including constructive) termination of employment under certain circumstances. For additional information about these arrangements, see "— Other Benefits — Change of Control and Severance Arrangements" below and "Potential Payments Upon Termination or Change in Control," below.

Retention and Other Awards

Certain business conditions may warrant using additional compensation approaches to attract, retain or motivate executives. Such conditions include acquisitions and divestitures, attracting or retaining specific or unique talent, and recognition for exceptional contributions. In these situations, the Compensation Committee considers the business needs and the potential costs and benefits of special rewards. No retention awards were provided to our named executive officers in fiscal 2011 as the overall composition and amount of other reward elements was judged to be sufficient to provide an appropriate incentive and retention level.

Other Benefits

All named executive officers are eligible to participate in our 401(k) plan (which includes our matching contributions), health and dental coverage, life insurance, disability insurance, paid time off, and paid holidays on the same terms as are available to all employees generally. These rewards are designed to be competitive with overall market practices, and are in place to attract and retain the talent needed in the business. In addition, named executive officers are eligible to participate in the deferred compensation plan, and to receive other benefits described below.

Deferred Compensation: Symantec's named executive officers are eligible to participate in a nonqualified deferred compensation plan that provides management employees on our U.S. payroll with a base salary of $150,000 or greater (including our named executive officers) the opportunity to defer up to 75% of base salary and 100% of cash bonuses for payment at a future date. This plan is provided to be competitive in the executive talent market, and to provide executives with a tax-efficient alternative for receiving earnings. One of our named executive officers participated in this plan during fiscal 2011. The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2011," on page 55.

Additional Benefits: Symantec's named executive officers typically do not receive perquisites, except in limited circumstances when deemed appropriate by the Compensation Committee. For example, an additional benefit available to named executive officers is reimbursement for up to $10,000 for financial planning services. The Compensation Committee provides certain perquisites because it believes they are for business-related purposes or are prevalent in the marketplace for executive talent. The value of the perquisites we provide are taxable to the named executive officers and the incremental cost to us for providing these perquisites is reflected in the Summary Compensation Table. (These benefits are disclosed in the All Other Compensation column of the Summary Compensation Table on page 50).

Change in Control and Severance Arrangements: Our Executive Retention Plan provides participants with double trigger acceleration of equity awards, where equity vesting is only accelerated in the event the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control of the Company (as defined in the plan). We believe that the double trigger acceleration provision appropriately achieves the intent of the plan without providing an undue benefit to executives who continue to be employed following a change in control transaction. The intent of the plan is to enable named executive officers to have a balanced perspective in making overall business decisions in the context of a potential acquisition of the Company, as well as to be competitive with market practices. The Compensation Committee believes that change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key talent would leave the Company before a transaction closes. We typically do not provide other change of control or severance arrangements to our executive officers, although in connection with his promotion to CEO in 2009, we entered into an employment agreement with Enrique Salem that provides him with certain benefits upon the involuntary termination of his employment under certain circumstances, including acceleration of vesting and severance payments in connection with a change of control. We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code. Rather, we allow the named executive officer to reduce the benefit received or waive the accelerated vesting of options to avoid excess payment penalties. Details of each individual named executive officer's benefits, including estimates of amounts payable in specified circumstances, are disclosed under "Potential Payments Upon Termination or Change in Control" below.

SUPPLEMENTARY POLICIES AND CONSIDERATIONS

We use several additional policies to ensure that the overall compensation structure is responsive to stockholder interests and competitive with the market. Specific policies include:

Stock Ownership Requirements

To ensure that our executive management team's interests are aligned with our stockholders, we instituted stock ownership requirements in October 2005. Minimum ownership levels are based on the executive's level:

- CEO: 150,000 shares
- CFO: 85,000 shares
- Group Presidents and Executive Vice Presidents: 35,000 shares
- Chief Accounting Officer (if not otherwise included above): 20,000 shares

Each person holding one of the positions listed above is required to acquire and thereafter maintain the stock ownership required within four years of becoming an executive of Symantec (or four years following the adoption date of these guidelines).

Stock options and unvested restricted stock awards or restricted stock units do not count toward stock ownership requirements. Until an executive meets the applicable stock ownership requirement, the executive is encouraged to retain a percentage of any shares received as a result of the exercise of any stock option or other equity award, net of the applicable exercise price and tax withholdings.

As of August 1, 2011, all named executive officers have reached the stated ownership requirements. See the table below for individual ownership levels relative to the executive's ownership requirement.

Named Executive Officer	Ownership Requirement (# of shares)	Holdings as of August 1, 2011
Enrique Salem	150,000	260,524
James A. Beer	85,000	100,976
Janice D. Chaffin	35,000	44,642
William T. Robbins	35,000	59,331
Rebecca Ranninger	35,000	118,310

Recoupment Policies (Clawbacks)

Since fiscal 2009, we have included provisions within our executive annual incentive plans to the effect that we will seek reimbursement of excess incentive cash compensation if our financial statements are the subject of a restatement due to error or misconduct. Our long-term incentive plans have contained such provisions since their inception during fiscal 2008.

Certain Other Securities Matters

Our Insider Trading Policy prohibits all directors and employees from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities, including, but not limited to, trading in Symantec-based option contracts (for example, buying and/or writing puts and calls).

In addition, our Insider Trading Policy requires that our Chief Executive Officer, Chief Financial Officer, and each of our directors conduct open market sales of our securities only through use of stock trading plans adopted pursuant to Rule 10b5-1 of the Exchange Act. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material nonpublic information about us, and thereafter sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about the Company at the time of the sale. All other executives are strongly encouraged to trade using 10b5-1 plans.

Tax and Accounting Considerations on Compensation

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it reviews compensation practices and makes compensation decisions. While structuring compensation programs that result in more favorable tax and financial reporting treatment is a general principle, the Compensation Committee balances these goals with other business needs that may be inconsistent with obtaining the most favorable tax and accounting treatment for each component of its compensation.

Deductibility by Symantec. Under Section 162(m) of the Internal Revenue Code, we may not receive a federal income tax deduction for compensation that is not performance-based (as defined in the Section 162(m) rules) paid to the Chief Executive Officer and the next three most highly compensated executive officers (other than our Chief Financial Officer) to the extent that any of these persons receives more than $1,000,000 in nonperformance-based compensation in any one year. While the Compensation Committee considers the Company's ability to deduct compensation amounts paid or to be paid to its executive officers in determining appropriate levels or manner of compensation, it may from time to time approve additional amounts of compensation that are not fully deductible under Section 162(m).

Salaries for the named executive officers do not qualify as performance-based compensation; however, as no officer received salary in excess of $1,000,000 during fiscal 2011, the entire amount of salaries paid to our named executive officers is deductible. Our executive annual incentive plan is structured so that it is performance-based and therefore deductible. We believe that all of the stock options granted to the named executive officers under our 1996 Equity Incentive Plan and 2004 Equity Incentive Plan qualify under Section 162(m) as performance-based compensation and that all amounts of compensation related to options held by our named executive officers should be fully deductible. Our RSU grants vest on a time-based vesting schedule and therefore are not considered performance-based under the Section 162(m) rules. Accordingly, amounts of compensation related to RSUs held by our named executive officers may not be fully deductible (depending upon the value of our stock, and the amount of other nonperformance-based compensation an officer has during the year in which any portion of an RSU vests). Our cash long term incentive plan may not be considered performance-based under the Section 162(m) rules because of its feature providing for a prorated payout upon involuntary termination without cause.

Tax Implications for Officers. Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation that do not comply with Section 409A. The Company attempts in good faith to structure compensation so that it either conforms with the requirements of or qualifies for an exception under Code Section 409A. Section 280G of the Internal Revenue Code imposes an excise tax on payments to executives of severance or change of control compensation that exceed the levels specified in the Section 280G rules. Our named executive officers could receive the amounts shown in the section entitled "Potential Payments Upon Termination or Change in Control" (beginning on page 55 below) as severance or change of control payments that could implicate this excise tax. As mentioned above, we do not offer our officers as part of their change of control benefits any gross-ups related to this excise tax under Code Section 4999.

Accounting Considerations. The Compensation Committee also considers the accounting and cash flow implications of various forms of executive compensation. In its financial statements, the Company records salaries and performance-based compensation incentives as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require the Company to record an expense in its financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with the requirements of FASB Accounting Standards Codification Topic 718. The Compensation Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

Compensation Committee Interlocks and Insider Participation

The members of Symantec's Compensation Committee during fiscal 2011 were Stephen M. Bennett, Michael A. Brown, Geraldine B. Laybourne, David L. Mahoney and Daniel H. Schulman. None of the members of Symantec's Compensation Committee in fiscal 2011 was at any time during fiscal 2011 or at any other time an officer or employee of Symantec or any of its subsidiaries, and none had or have any relationships with Symantec that are required to be disclosed under Item 404 of Regulation S-K. None of Symantec's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during fiscal 2011.

Compensation Committee Report

The information contained in the following report of Symantec's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement.

By: The Compensation Committee of the Board of Directors:

Stephen M. Bennett
Michael A. Brown
Geraldine B. Laybourne
David L. Mahoney
Daniel H. Schulman (Chair)

Summary of Compensation

The following table shows for the fiscal year ended April 1, 2011, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at April 1, 2011 (the "Named Executive Officers" or "NEOs").

Summary Compensation Table for Fiscal 2011

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Enrique Salem	2011	750,000	—	1,732,800	1,711,658	4,281,250(3)	33,975(4)	8,509,683
President and Chief Executive	2010	625,000	—	2,398,200	2,888,793	3,092,969(5)	17,387(6)	9,022,349
Officer	2009	625,000	—	999,500	1,267,848	1,246,875(7)	15,756(8)	4,154,979
James A. Beer	2011	700,000	—	505,400	398,060	1,117,050(9)	19,632(10)	2,740,142
Executive Vice President,	2010	660,000	—	720,040	547,106	747,120(11)	12,949(12)	2,687,215
Chief Financial Officer	2009	660,000	—	599,700	528,270	884,700(13)	8,998(14)	2,681,668
Janice D. Chaffin	2011	500,000	—	505,400	398,060	890,250(15)	60,631(16)	2,354,341
Group President,								
Consumer Business Unit								
William T. Robbins	2011	475,000	—	361,000	238,836	875,400(17)	35,427(18)	1,985,663
Executive Vice President,	2010	453,375	—	812,930	684,845	625,800(19)	194,627(20)	2,771,577
Worldwide Sales and Services								
Rebecca Ranninger	2011	420,000	—	346,560	286,603	718,260(21)	6,150(22)	1,777,573
Executive Vice President,								
Chief Human Resources Officer								

(1) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for stock awards granted during the fiscal year.

(2) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification Topic 718 for option awards granted during the fiscal year. We calculate the grant date fair value of stock options using the Black-Scholes option pricing model. The following table includes the assumptions used to calculate the aggregate grant date fair value of awards reported for fiscal 2011, 2010, and 2009. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The assumptions listed below are consistent with the assumptions that we used to report stock option valuations and expense in the consolidated financial statements contained in our annual report on Form 10-K for fiscal year 2011:

Grant Date	Volatility (%)	Expected Life (Years)	Risk-Free Interest Rate (%)
6/10/2010	34.02	3.51	1.93
5/11/2009	43.94	3.38	1.46
4/10/2009	43.94	3.38	1.46
5/9/2008	34.53	3.12	2.06

(3) This amount represents (a) $1,181,250 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $3,100,000 accrued on Mr. Salem's behalf for performance during fiscal 2011 under the FY11 LTIP. Mr. Salem will be eligible to receive the FY11 LTIP award if he remains employed by the Company through the last day of fiscal 2013.

(4) This amount represents coverage of expenses related to Mr. Salem's attendance at the Company's FY10 sales achiever's trip.

(5) This amount represents (a) $292,969 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $2,800,000 accrued on Mr. Salem's behalf for performance during fiscal 2010 under the FY10 LTIP. Mr. Salem will be

eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(6) This amount represents (a) $7,387 for coverage of expenses related to Mr. Salem's attendance at the Company's FY09 sales achiever's trip, and (b) $10,000 for reimbursement for tax services.

(7) This amount represents (a) $796,875 for Mr. Salem's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $450,000 accrued on Mr. Salem's behalf for performance during fiscal 2009 under the FY09 LTIP.

(8) This amount represents coverage of expenses related to Mr. Salem's attendance at the Company's FY08 sales achiever's trip and Board retreat.

(9) This amount represents (a) $652,050 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 accrued on Mr. Beer's behalf for performance during fiscal 2011 under the FY11 LTIP. Mr. Beer will be eligible to receive the FY11 LTIP award if he remains employed by the Company through the last day of fiscal 2013.

(10) This amount represents (a) $426 for coverage of expenses related to Mr. Beer's attendance at the FY10 Board retreat, (b) $10,556 for membership fees, (c) $2,400 for reimbursement for tax services, and (d) $6,250 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(11) This amount represents (a) $285,120 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 accrued on Mr. Beer's behalf for performance during fiscal 2010 under the FY10 LTIP. Mr. Beer will be eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(12) This amount represents (a) $363 for coverage of expenses related to attendance at the FY09 Board retreat, (b) $879 for membership fees, (c) $5,707 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(13) This amount represents (a) $673,200 for Mr. Beer's executive annual bonus under his Executive Annual Incentive Plan for fiscal 2009, which was earned in fiscal 2009 and paid in fiscal 2010, and (b) $211,500 accrued on Mr. Beer's behalf for performance during fiscal 2009 under the FY09 LTIP.

(14) This amount represents coverage of expenses related to attendance at the FY08 Board retreat, reimbursement for tax services and the Company's contributions to Mr. Beer's account under its 401(k) plan.

(15) This amount represents (a) $425,250 for Ms. Chaffin's executive annual bonus under her Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 accrued on Ms. Chaffin's behalf for performance during fiscal 2011 under the FY11 LTIP. Ms. Chaffin will be eligible to receive the FY11 LTIP award if she remains employed by the Company through the last day of fiscal 2013.

(16) This amount represents (a) $52,726 for coverage of expenses related to Ms. Chaffin's attendance at the Company's FY10 sales achiever's trip, (b) $1,530 for reimbursement for tax services, and (c) $6,375 for the Company's contributions to Ms. Chaffin's account under its 401(k) plan.

(17) This amount represents (a) $410,400 for Mr. Robbins' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 for Mr. Robbins' performance during fiscal 2011 under the FY11 LTIP. Mr. Robbins will be eligible to receive the FY11 LTIP award if he remains employed by the Company through the last day of fiscal 2013.

(18) This amount represents (a) $33,115 for coverage of expenses related to Mr. Robbins' attendance at the Company's FY10 sales achiever's trip, (b) $1,018 for coverage of expenses related to attendance at the Company's FY10 Board retreat, and (c) $1,294 for reimbursement for tax services.

(19) This amount represents (a) $163,800 for Mr. Robbins' executive annual bonus under his Executive Annual Incentive Plan for fiscal 2010, which was earned in fiscal 2010 and paid in fiscal 2011, and (b) $462,000 accrued on Mr. Robbins' behalf for performance during fiscal 2010 under the FY10 LTIP. Mr. Robbins will be

eligible to receive the FY10 LTIP award if he remains employed by the Company through the last day of fiscal 2012.

(20) This amount represents (a) $1,182 for retroactive pay, (b) $179,634 for an Expatriate US Tax Payment gross up, (c) $12,207 for coverage of expenses related to attendance at the Company's FY09 sales achiever's trip, (d) $857 for coverage of expenses related to attendance at the FY09 Board retreat, and (e) $747 for reimbursement for tax services.

(21) This amount represents (a) $253,260 for Ms. Ranninger's executive annual bonus under her Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 accrued on Ms. Ranninger's behalf for performance during fiscal 2011 under the FY11 LTIP. Ms. Ranninger will be eligible to receive the FY11 LTIP award if she remains employed by the Company through the last day of fiscal 2013.

(22) This amount represents the Company's contributions to Ms. Ranninger's account under its 401(k) plan.

The following table shows for the fiscal year ended April 1, 2011, certain information regarding grants of plan-based awards to the Named Executive Officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2011

Name	Grant Date(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
Enrique Salem	6/10/10	815,625(1)	1,125,000(1)	1,968,750(1)	120,000	430,000	14.44	3,444,458
		500,000(3)	2,000,000(3)	4,000,000(3)				
James A. Beer	6/10/10	456,750(1)	630,000(1)	1,102,500(1)	35,000	100,000	14.44	903,460
		75,000(3)	300,000(3)	600,000(3)				
Janice D. Chaffin	6/10/10	326,250(1)	450,000(1)	787,500(1)	35,000	100,000	14.44	903,460
		75,000(3)	300,000(3)	600,000(3)				
William T. Robbins	6/10/10	275,500(1)	380,000(1)	665,000(1)	25,000	60,000	14.44	599,836
		75,000(3)	300,000(3)	600,000(3)				
Rebecca Ranninger	6/10/10	182,700(1)	252,000(1)	441,000(1)	24,000	72,000	14.44	633,163
		75,000(3)	300,000(3)	600,000(3)				

(1) Represents threshold, target and maximum payouts with respect to each applicable metric under the FY11 Executive Annual Incentive Plan.

(2) Represents grant date of stock awards and option awards.

(3) Represents threshold, target and maximum payouts under the FY11 LTIP. Payment under this plan is contingent upon employment through the last day of fiscal 2013.

For a summary of the terms of the FY11 Executive Annual Incentive Plan, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Executive Annual Incentive Plans" above. For a summary of the terms of the FY11 LTIP, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Long Term Incentive Plans (LTIP)" above.

The following table shows for the fiscal year ended April 1, 2011, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards At Fiscal Year-End 2011

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Enrique Salem	6/22/2004	147,418	—	1.61, 20.36(1)	6/22/2014, 7/15/2013, 12/5/2012	—	—
	10/20/2005	70,000	—	22.68	10/20/2012	—	—
	5/12/2006	175,000	—	17.02	5/12/2013	—	—
	5/10/2007	143,750	6,250(2)	19.48	5/10/2014	—	—
	2/8/2008	77,083	22,917(3)	17.90	2/8/2015	7,500(4)	138,450
	5/9/2008	170,000	70,000(5)	19.99	5/9/2015	16,667(6)	307,673
	4/10/2009	244,375	265,625(7)	17.13	4/10/2016	70,000(8)	1,292,200
	6/10/2010	—	430,000(9)	14.44	6/10/2017	90,000(10)	1,661,400
James A. Beer	3/3/2006	300,000	—	16.98	3/3/2013	—	—
	5/10/2007	143,750	6,250(2)	19.48	5/10/2014	—	—
	5/9/2008	70,833	29,167(5)	19.99	5/9/2015	10,000(11)	184,600
	5/11/2009	49,500	58,500(12)	15.32	5/11/2016	35,250(13)	650,715
	6/10/2010	—	100,000(9)	14.44	6/10/2017	26,250(14)	484,575
Janice D. Chaffin	5/6/2003	235,840	—	11.36	5/6/2013	—	—
	10/20/2004	70,000	—	27.68	10/20/2014	—	—
	12/15/2005	70,000	—	17.74	12/15/2012	—	—
	5/12/2006	125,000	—	17.02	5/12/2013	—	—
	5/10/2007	143,750	6,250(2)	19.48	5/10/2014	—	—
	5/9/2008	63,750	26,250(5)	19.99	5/9/2015	10,000(11)	184,600
	5/11/2009	27,500	32,500(12)	15.32	5/11/2016	22,500(15)	415,350
	6/10/2010	—	100,000(9)	14.44	6/10/2017	26,250(14)	484,575
William T. Robbins	5/3/2002	56,209	—	23.04	5/3/2012	—	—
	11/19/2002	45,670	—	14.46	11/19/2012	—	—
	2/17/2004	50,589	—	29.39	2/17/2014	—	—
	2/15/2005	50,589	—	21.85	2/15/2012	—	—
	10/20/2005	20,000	—	22.68	10/20/2012	—	—
	6/20/2006	30,000	—	15.90	6/20/2013	—	—
	5/10/2007	40,250	1,750(2)	19.48	5/10/2014	—	—
	7/10/2007	7,666	334(2)	18.87	7/10/2014	—	—
	5/9/2008	35,416	14,584(5)	19.99	5/9/2015	8,334(16)	153,846
	4/10/2009	12,937	14,063(7)	17.13	4/10/2016	4,500(17)	83,070
	5/11/2009	48,125	56,875(12)	15.32	5/11/2016	32,250(18)	595,335
	6/10/2010	—	60,000(9)	14.44	6/10/2017	18,750(19)	346,125
Rebecca Ranninger	12/14/2001	12,676	—	8.21	12/14/2011	—	—
	9/4/2003	100,000	—	14.62	9/4/2013	—	—
	10/20/2004	50,000	—	27.68	10/20/2014	—	—
	10/20/2005	60,000	—	22.68	10/20/2012	—	—
	5/12/2006	100,000	—	17.02	5/12/2013	—	—
	5/10/2007	95,833	4,167(2)	19.48	5/10/2014	—	—
	5/9/2008	53,125	21,875(5)	19.99	5/9/2015	8,334(16)	153,846
	5/11/2009	33,000	39,000(12)	15.32	5/11/2016	18,000(20)	332,280
	6/10/2010	—	72,000(9)	14.44	6/10/2017	18,000(21)	332,280

(1) 124,418 shares granted at $1.61 and 120,000 shares granted at $20.36.

(2) Unvested options vest in equal installments monthly on the 10th of each month ending on 5/10/2011.
(3) Unvested options vest in equal installments monthly on the 8th of each month ending on 2/8/2012.
(4) 7,500 shares to vest on 3/1/2012.
(5) Unvested options vest in equal installments monthly on the 9th of each month ending on 5/9/2012.
(6) 16,667 shares to vest on 6/1/2011.
(7) Unvested options vest in equal installments monthly on the 10th of each month ending on 4/10/2013.
(8) 35,000 shares to vest on 3/1/2012 and 35,000 shares to vest on 3/1/2013.
(9) Unvested options vest in equal installments monthly on the 10th of each month ending on 6/10/2014.
(10) 30,000 shares to vest on 3/1/2012, 30,000 shares to vest on 3/1/2013 and 30,000 shares to vest on 3/1/2014.
(11) 10,000 shares to vest on 6/1/2011.
(12) Unvested options vest in equal installments monthly on the 11th of each month ending on 5/11/2013.
(13) 11,750 shares to vest on 6/1/2011, 11,750 shares to vest on 6/1/2012 and 11,750 shares to vest on 6/1/2013.
(14) 8,750 shares to vest on 3/1/2012, 8,750 shares to vest on 3/1/2013, and 8,750 shares to vest on 3/1/2014.
(15) 7,500 shares to vest on 6/1/2011, 7,500 shares to vest on 6/1/2012 and 7,500 shares to vest on 6/1/2013.
(16) 8,334 shares to vest on 6/1/2011.
(17) 2,250 shares to vest on 3/1/2012 and 2,250 shares to vest on 3/1/2013.
(18) 10,750 shares to vest on 6/1/2011, 10,750 shares to vest on 6/1/2012 and 10,750 shares to vest on 6/1/2013.
(19) 6,250 shares to vest on 3/1/2012, 6,250 shares to vest on 3/1/2013, and 6,250 shares to vest on 3/1/2014.
(20) 6,000 shares to vest on 6/1/2011, 6,000 shares to vest on 6/1/2012 and 6,000 shares to vest on 6/1/2013.
(21) 6,000 shares to vest on 3/1/2012, 6,000 shares to vest on 3/1/2013 and 6,000 shares to vest on 3/1/2014.

The following table shows for the fiscal year ended April 1, 2011, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

Option Exercises and Stock Vested in Fiscal 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Enrique Salem	—	—	89,167	1,493,621
James A. Beer	—	—	30,500	453,445
Janice D. Chaffin	—	—	26,250	394,625
William T. Robbins	—	—	29,458	438,129
Rebecca Ranninger	23,152	294,351	32,833	475,889

Non-Qualified Deferred Compensation in Fiscal 2011

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended April 1, 2011.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
	Non-Qualified Deferred Compensation				
Enrique Salem	—	—	—	—	—
James A. Beer	—	—	—	—	—
Janice D. Chaffin	—	—	—	—	—
William T. Robbins	—	—	—	—	—
Rebecca Ranninger	252,150(1)	—	162,964(2)	304,145	1,427,844

(1) Represents $252,150 reported under the "Salary" column of the Summary Compensation Table.

(2) Amount reflected is not included in the "Summary Compensation Table" because the earnings are not preferential or above-market.

In fiscal 2011, certain management employees on our U.S. payroll with a base salary of $150,000 or greater, including each of the named executive officers, are eligible to participate in the Symantec Corporation Deferred Compensation Plan. The plan provides the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year. Variable pay includes all bonus and commission payments. Deferral elections must be made prior to the beginning of a calendar year and cannot be revoked as of the day immediately prior to commencement of that year. The plan is "unfunded" and all deferrals are general assets of Symantec. Amounts deferred by each participant under the plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the plan are substantially identical to the investment funds available under our 401(k) plan. Each participant may change their measurement fund selections on a daily basis. The plan requires that benefits accumulated in the bookkeeping accounts for each participant not meeting a 5-year service requirement to be distributed to the participant following his or her termination of employment with us for any reason. If a 5-year service requirement has been met, accumulated benefits will be distributed according to the participant's designated payment election. The plan permits us to terminate the plan and make such a distribution in the event of a change in control of Symantec. We intend to take such action in the event of a change in control of Symantec.

Potential Payments Upon Termination or Change-In-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to the named executive officers in the case of their termination of employment and/or a change in control of Symantec. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which Rebecca Ranninger participates, see "Non-Qualified Deferred Compensation in Fiscal 2011" above.

Symantec Executive Retention Plan

In January 2001, the Board approved the Symantec Executive Retention Plan, to deal with employment termination resulting from a change in control of the Company. The plan was modified by the Board in July 2002, April 2006 and June 2007. Under the terms of the plan, all equity compensation awards (including, among others, stock options and restricted stock units) granted by the Company to the Company's Section 16(b) officers (including the named executive officers) would become fully vested and, if applicable, exercisable following a change in control of the Company (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

Symantec Corporation Severance Plan

During fiscal 2008, we adopted the Symantec Corporation Severance Plan, effective as of July 1, 2007, to provide severance benefits to certain eligible employees of Symantec. Individual employees must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the employee is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec, and (ii) the employee was involuntarily terminated from active employment because of market conditions or division performance resulting in elimination of their position, and not solely because of poor work performance.

Under the terms of the plan, eligible employees at the Vice President level or above receive severance payments calculated as follows: (i) severance payments equal to ten weeks of base pay if such employee has been employed by Symantec for one year or less; or (ii) severance payments equal to ten weeks of base pay plus the amount calculated by multiplying two weeks of base pay times the number of years of such employee's employment by Symantec after the first year of employment, prorated through the termination date. If an eligible employee timely elects COBRA continuation coverage under Symantec's group insurance plans, Symantec will also subsidize the full amount of premiums for such eligible employees for the period of time upon which severance payments are paid under the plan. Symantec will subsidize premiums for continuation coverage at the same level of coverage in effect immediately before termination of employment for the applicable employee. Eligible employees at the Vice President level are also entitled to receive six months of outplacement services, including counseling and guidance.

Payment of severance payments and COBRA premiums and provision of outplacement assistance pursuant to the Symantec Corporation Severance Plan is subject to the applicable employee's returning a release of claims against Symantec.

Enrique Salem

In accordance with an employment agreement dated September 23, 2009 between Mr. Salem and Symantec, in the event Mr. Salem resigns for good reason (i.e., material reduction in responsibilities, position or salary) or is terminated without cause (as defined in the agreement), he is entitled to a severance payment equal to 3.375 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and the vesting of his outstanding stock options and restricted stock units will be accelerated by one year.

In the event that Mr. Salem's employment is terminated due to his death or disability, the vesting of his outstanding options will remain exercisable, notwithstanding anything in any other agreement governing such options, until the earlier of (a) a period of one year after the termination date and (b) the original term of the option.

In the event Mr. Salem is terminated without cause, not due to death or permanent disability, nor resign for good reason, that occurs during, or within the twelve (12) month period following, the consummation of a Change in Control; or within the sixty (60) day period prior to the date of a Change in Control where the Change in Control was under consideration at the time of Mr. Salem's termination date, then Mr. Salem shall be entitled to a severance payment equal to 4.5 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and full acceleration of any then-unvested stock options and restricted stock units.

The following table summarizes the value of the payouts to Mr. Salem pursuant to Mr. Salem's employment agreement, the Symantec Executive Retention Plan, assuming a qualifying termination as of April 1, 2011 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.46 on April 1, 2011 minus the exercise price):

	Severance Pay	COBRA Premiums	Option Vesting	RSU Vesting
Resignation with Good Reason or Termination Without Cause or Termination Due to Death or Disability	$2,531,250	$20,738	$1,652,664	$1,646,023
Termination Without Cause or Constructive Termination within 12 Months of a Change	$3,375,000	$20,738	$3,176,893	$3,399,723

James A. Beer

The following table summarizes the value of the payouts to Mr. Beer pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 1, 2011 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.46 on April 1, 2011 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$244,731	$7,526	$1,185,120	$1,319,890

Janice D. Chaffin

The following table summarizes the value of the payouts to Ms. Chaffin pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan assuming a qualifying termination as of April 1, 2011 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.46 on April 1, 2011 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$229,039	$10,034	$2,495,264	$1,084,525

William T. Robbins

The following table summarizes the value of the payouts to Mr. Robbins pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 1, 2011 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.46 on April 1, 2011 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$236,952	$10,511	$866,126	$1,178,376

Rebecca Ranninger

The following table summarizes the value of the payouts to Ms. Ranninger pursuant to the Symantec Executive Retention Plan and the Symantec Corporation Severance Plan, assuming a qualifying termination as of April 1, 2011 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $18.46 on April 1, 2011 minus the exercise price):

Involuntary Termination Because of Market Conditions or Division Performance		Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control	
Severance Pay	**COBRA Premiums**	**Option Vesting**	**RSU Vesting**
$383,815	$0.00	$1,173,418	$818,406

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related-Person Transactions Policy and Procedures

Symantec has adopted a written related person transactions policy which provides for the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Symantec and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Symantec executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Symantec's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers determined by Symantec's Compensation Committee;
- any transaction with another company at which a related person is a director or an employee (other than an executive officer) if the aggregate amount involved does not exceed the greater of $2,000,000, or three percent of that company's total annual gross revenues, provided that the transaction involves the purchase of either company's goods and services and the transaction is subject to usual trade terms and is in the ordinary course of business and the related person is not involved in the negotiation of the transaction;
- any compensation paid to a director if the compensation is required to be reported in Symantec's proxy statement;
- any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis;
- any charitable contribution, grant or endowment by Symantec or the Symantec Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed $120,000, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;
- any transaction where the rates or charges involved are determined by competitive bids;
- any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
- any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the policy, members of Symantec's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Symantec's Code of Conduct or other Symantec policies and procedures, and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction.

Certain Related Person Transactions

In July 2009, Symantec entered into a dry-lease agreement for an aircraft with a company owned by Mr. Thompson, our Chairman. Pursuant to the agreement, Symantec leases the aircraft on a non-exclusive basis from Mr. Thompson's company from time to time solely for Mr. Thompson's business-related travel, at a dry-lease rate of $1,650 per flight hour. Pursuant to an agreement with an unrelated party, Symantec has also agreed to pay the variable operating costs of Mr. Thompson's business travel on this aircraft. The arrangement was approved by the Nominating and Governance Committee of our Board. The Nominating and Governance Committee has determined that the amounts billed by Mr. Thompson's company for our use of the aircraft are at or below the market rates charged by third-party commercial charter companies for similar aircraft. Symantec paid $129,690 under this arrangement during fiscal 2011.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of Symantec's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current NASDAQ listing standards, and operates under a written charter which was most recently amended by the Board on July 27, 2009. The Audit Committee oversees Symantec's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Symantec's Annual Report on Form 10-K for the fiscal year ended April 1, 2011 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Symantec's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Symantec's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 114, "The Auditor's Communications With Those Charged with Governance." In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence from management and Symantec, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence from management and Symantec.

The Audit Committee discussed with Symantec's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Symantec's internal controls, and the overall quality of Symantec's financial reporting.

The Audit Committee also received the report of management contained in Symantec's Annual Report on Form 10-K for the fiscal year ended April 1, 2011, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Symantec's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Symantec's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2012.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Symantec's Annual Report on Form 10-K for the fiscal year ended April 1, 2011 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

William T. Coleman III
Frank E. Dangeard
David L. Mahoney
Robert S. Miller
V. Paul Unruh (Chair)

ADDITIONAL INFORMATION

Stockholder Proposals for the 2012 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Symantec's Bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Symantec Corporation, 350 Ellis Street, Mountain View, California 94043, Attn: Corporate Secretary.

To be timely for the 2012 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by the Corporate Secretary of the Company at the principal executive offices of the Company between June 27, 2012 and July 27, 2012. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Symantec's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2012 annual meeting must be received by the Company not later than May 9, 2012 in order to be considered for inclusion in Symantec's proxy materials for that meeting.

Available Information

Symantec will mail without charge, upon written request, a copy of Symantec's Annual Report on Form 10-K for fiscal year 2011, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Investor Relations

The Annual Report is also available at www.symantec.com.

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are Symantec stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Symantec will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call Symantec's Investor Relations department at 350 Ellis Street, Mountain View, California 94043, Attn: Investor Relations, telephone number (650) 527-5523.

Any stockholders who share the same address and currently receive multiple copies of Symantec's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Symantec's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the meeting and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended April 1, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from   to   .

Commission File Number 000-17781

SYMANTEC CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**77-0181864** *(I.R.S. Employer Identification No.)*
350 Ellis Street, Mountain View, California *(Address of principal executive offices)*	**94043** *(zip code)*

Registrant's telephone number, including area code:
(650) 527-8000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share *(Title of each class)*	**The Nasdaq Stock Market LLC** *(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐ (Do not check if a smaller reporting company)   Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Symantec common stock on October 1, 2010 as reported on the Nasdaq Global Select Market: $11,909,360,540.

Number of shares outstanding of the registrant's common stock as of April 29, 2011: 755,541,093

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A.

SYMANTEC CORPORATION

FORM 10-K
For the Fiscal Year Ended April 1, 2011

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

"Symantec," "we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries. Symantec, the Symantec Logo, Norton, and Veritas are trademarks or registered trademarks of Symantec in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, *Risk Factors*. We encourage you to read that section carefully.

PART I

Item 1. *Business*

Overview

Symantec is a global provider of security, storage, and systems management solutions that help businesses and consumers secure and manage their information and identities. We conduct our business in three geographic regions: Americas, which is comprised of the United States, Canada, and Latin America; Europe, the Middle East and Africa ("EMEA"); and Asia Pacific Japan ("APJ").

Founded in 1982, Symantec has operations in more than 48 countries and our principal executive offices are located at 350 Ellis Street, Mountain View, California, 94043. Our telephone number at that location is (650) 527-8000. Our home page on the Internet is *www.symantec.com*. Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

Strategy

Symantec's strategy is to enable our customers to secure and manage information and identities independent of device or platform. We help individuals, small and medium-sized businesses ("SMB"), and global organizations ensure that their information, technology infrastructures, and related processes are protected and managed easily. We deliver solutions that allow customers to access information when they need it and make it available to all of those who should have access to it. In addition to providing customers with traditional software solutions, we continue to expand our Software-as-a-Service ("SaaS") and appliance based offerings, giving customers' choice as to how our solutions are delivered and deployed.

Businesses are increasingly adopting cloud, virtualization, and mobile technologies to reduce the cost of their IT infrastructures and enhance access to their information. By providing products and solutions that support the adoption of these key technology trends, we are seeking to maintain our leadership position in helping businesses secure and mange their information and identities. We have a broad portfolio of cloud based solutions and services, from SaaS security to authentication services and online backup to cloud infrastructure management. These products help organizations lower costs and simplify IT administration, while keeping their information and identities secure. Organizations are adopting virtualization to reduce costs, enhance flexibility and build public and private cloud infrastructures. As a result, their environments are becoming more complex and essential applications and data may be left vulnerable to attack. Our solutions help these organizations secure, manage and optimize their virtual environments from the datacenter to the endpoint. More and more mobile devices are being used both at work and at home creating new security and management challenges. Our solutions manage and protect mobile devices by enforcing data governance, increasing visibility across all mobile platforms and securing data for both consumers and enterprises. We are focused on providing consumers the best online experience that allows them access to information anytime, anywhere and from any device. Our consumer solutions take security beyond the PC and extend trust to new devices and consumer applications, spanning across mobile, smart devices, and embedded systems.

We operate primarily in three diversified markets within the software sector: security, backup and storage management.

The security market includes mission-critical products that protect consumers and enterprises from threats to electronic information, endpoint devices, and computer networks. The threat environment is rapidly changing. Attackers have become highly sophisticated, primarily targeting information assets. Threats are increasingly focused on stealing confidential information and identities for financial gain. The Internet has become the primary conduit for attack activity, with hackers increasingly funneling threats through legitimate websites, placing a much larger percentage of the population at risk than in the past. Data losses are not realized solely from external attacks but are also administered by malicious, or even well-meaning, insiders. Proliferation of devices and information growth is driving the need for a more comprehensive security framework that protects information and authenticates users across multiple platforms and devices.

The backup software market includes products that manage, protect, deduplicate and recover information. Effective backup and recovery continue to be high priority matters as organizations seek to better manage information growth and maximize operational efficiency in both physical and virtual environments. Enterprises are continuing to transition from tape to disk-based backup. To deal with the unprecedented rate of information growth, organizations are increasingly adopting data deduplication technology, a data compression technique that eliminates redundancies in data storage. Consumers are also creating unprecedented amounts of digital information that they want to protect. They also want to access their personal files, videos and pictures at any time, from anywhere and on any device.

The storage management software market includes products that help organizations manage heterogeneous storage infrastructure and run mission critical applications with confidence. Factors driving demand in this market include the pressure on companies to lower costs by optimizing storage utilization and accelerating cloud and virtualization adoption while keeping critical applications continuously available. Our new storage management initiatives help customers provide high-performance, low-cost storage in a virtualized environment.

Business Developments and Highlights

During fiscal 2011, we took the following actions in support of our business:

- Our new consumer eCommerce platform completed its first year of operations and now serves customers in 230 countries, and supports 18 languages and 24 currencies. The benefits of an in-house eCommerce capability include building a closer relationship with our customers and enabling greater speed to take advantage of market trends. The ability to develop more targeted programs with our eCommerce platform is allowing us to achieve higher levels of customer renewals, better acquire new customers, and facilitate our up-selling and cross-selling efforts in our Consumer business.

- We launched several new products and initiatives to extend our security leadership beyond the PC. In the consumer business, we launched our Norton Everywhere initiative for mobile and embedded devices. In the enterprise business we now offer solutions to manage and protect mobile devices. These solutions help customers enforce data governance, secure corporate data and increase visibility across mobile platforms.

- We completed three acquisitions during fiscal 2011. We acquired the identity and authentication business of VeriSign, Inc. ("VeriSign"). We also acquired PGP Corporation ("PGP") and GuardianEdge Technologies, Inc. ("GuardianEdge"), two privately-held industry leaders in encryption technologies. These authentication and encryption capabilities have strengthened our leadership position in security and have enhanced our ability to make data protection more intelligent and policy driven. We have made great strides in effectively integrating these acquired technologies and leveraging our distribution network to grow these businesses.

- We made important advances to help customers migrate to next-generation information management as they transition from tape to disk-based backup and manage the unprecedented growth of unstructured information. These advances include integrating deduplication and archiving into our backup solutions. In addition, we developed and enhanced products that support VMware and Microsoft Hyper-V virtualization technologies and allow customers to reduce management complexity and operational costs in their virtual environments. We also launched backup appliances with an easy to deploy, all-in-one hardware and software backup solution with integrated deduplication.

- In the storage management business, we launched Application High Availability ("AppHA") and VirtualStore which were developed with the support of VMware. AppHA helps organizations virtualize their business critical applications and VirtualStore provides high-performance, low-cost storage for desktop and server virtualization deployments. In addition, we released our FileStore appliance, a clustered network attached storage ("NAS") appliance that helps customers build out cloud storage, manage large volumes of data, and control storage costs.

- We expanded our cloud-based offerings with the release of Symantec Endpoint Protection.cloud, our internally developed hosted endpoint protection service. We will seek to extend our lead in this fast growth market by delivering additional SaaS services such as archiving, data loss prevention and governance offerings.

- We raised $1.1 billion from the issuance of senior unsecured notes. We also renewed our $1 billion revolving line of credit, extending its term for another four years.
- We repurchased 57 million shares of our common stock for an aggregate amount of $870 million.

Operating Segments and Products

Our operating segments are strategic business units that offer different products and services, distinguished by customer needs. We have five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other.

Consumer

Our Consumer segment helps consumers deal with increasingly complex threats, the proliferation of mobile devices, the need for identity protection, and the rapid increase of digital consumer data, such as photos, music, and video. For individual users and home offices, we offer premium, full-featured security suites as well as related services such as online backup, family safety, and PC tune-up.

We continue to acquire customers through a diversified channel strategy. We retain and leverage our large customer base through auto-renewal subscriptions, and seek to migrate customers from point products to multi-product suites, and cross-selling additional products or services. Under our Norton brand we also provide a variety of free tools and services that offer consumers added value and provide an opportunity to begin a relationship and ongoing communication with them.

Our award-winning Norton 2011 products include our innovative reputation-based security, a technology that provides real-time threat detection. Our online backup offering serves 13 million customers and hosts more than 68 petabytes of consumers' data. In fiscal year 2011, we introduced our Norton Everywhere initiative to take Norton beyond the PC by delivering protection across locations, devices and digital experiences. Our primary consumer products include: Norton 360, Norton Internet Security, Norton AntiVirus, Norton Online Backup, Norton Live Services and our newly released Norton Mobile Security.

Security and Compliance

Our Security and Compliance segment helps our enterprise customers standardize, automate, and reduce the costs of day-to-day security activities in order to secure and manage their information and identities. We offer security suite solutions that tie together multiple layers of protection and simplify management. Our primary solutions in this segment address the following areas:

Infrastructure Protection

We provide solutions that allow customers to secure their endpoints, messaging and Web environments in addition to defending critical servers and implementing the ability to back up and recover data. Organizations are also provided the visibility and security intelligence needed to identify when they're under attack so that they can respond rapidly. Products include: Protection Suites, Endpoint Protection for enterprise and small business, and Mail Gateway.

Information Protection

We help businesses proactively protect their information by taking a content-aware approach. This includes enabling businesses to identify the owners of specific information, locate sensitive information and identify those with access to it, and encrypt sensitive information as it is entering or leaving an organization. Products include: Data Loss Prevention, Whole Disk Encryption and Endpoint Encryption.

Authentication Services

We provide the ability to authenticate identities, allowing businesses to ensure that only authorized personnel have access to information and systems. Authentication services also enable organizations to protect public facing assets by ensuring the true identity of a device, system, or application and use Secure Socket Layers ("SSL") to encrypt data in transit. Products include: VeriSign SSL, VeriSign Identity Protection ("VIP"), and VeriSign PKI Services.

Compliance

Our compliance and risk management solutions allow customers to develop and enforce IT policies, automate IT risk management processes and demonstrate compliance with industry standards and regulations. Our integrated and automated suite allows organizations to take a more proactive approach to IT risk and compliance management, enabling them to understand their key risks, enforce desired policies, efficiently identify gaps, and drive focused remediation activities to ensure the best outcomes for their organizations. Products include our Control Compliance Suite.

Systems Management

Our systems management capabilities help IT organizations provide faster and more predictable service to their businesses. Our integrated solutions ensure that organizations' management infrastructures can easily support new technology changes, can quickly adapt to changing processes and business needs, and can provide the necessary insight to make more intelligent, data-driven decisions. Products include: IT Management Suite, Mobile Management, and Endpoint Virtualization.

Software-as-a- Service

Our SaaS offerings provide customers the flexibility to manage their business requirements using hosted services. Symantec.cloud, our SaaS brand, enables customers to increase their messaging and web protection by blocking email, web and IM threats before they reach the network. Services include: Email Security.cloud, Web Security.cloud and Symantec Endpoint Protection.cloud.

Storage and Server Management

Our Storage and Server Management segment consists of information management and storage management solutions. Our offerings enable companies to standardize on a single layer of infrastructure software and work on all major distributed operating systems and support storage devices, databases, and applications in both physical and virtual environments.

Information Management

Our Information Management business, which includes backup and archiving, is driven by the rapid growth of information, data duplication, virtual environments, management inefficiencies, and legal e-discovery needs. We help SMB and enterprise organizations protect themselves by bringing together archiving, deduplication, virtualization, and backup functionality into a fully integrated solution. With our solutions, customers can back up and deduplicate data closer to information sources to reduce storage consumption. In addition, our offerings archive and enable a compliant and litigation-ready information infrastructure. Products include: NetBackup, Backup Exec, and Enterprise Vault.

Storage Management and High Availability

Our Storage Management and High Availability business is driven by our customers' need to reduce overall storage costs through improved utilization of existing systems, virtualization, and cloud infrastructure offerings. Our products help customers simplify their data centers by standardizing storage management across their environment for more efficient and effective use of their existing storage investments. With our solutions, customers can build scalable, high-performance file-based storage systems onsite or in private and public clouds. They also enable enterprises to manage large storage environments and ensure the availability of critical applications across physical and virtual environments. Products include: Storage Foundation, Cluster Server, AppHA, VirtualStore, and FileStore.

Services

Symantec Services help customers address information security, availability, storage, and compliance challenges at the endpoint and in complex, multi-vendor data center environments. We deliver managed, business critical and education services. These services complement our customers' existing resources to secure and manage their information so they can maximize operational efficiency and reduce risk.

Managed, Business Critical and Education Services

Managed Services enable customers to place resource-intensive IT operations under the management of experienced Symantec specialists in order to optimize existing resources and focus on strategic IT projects. These services include: Managed Security Services, Managed Endpoint Protection Services and Managed Backup Services. Business Critical Services, our highest level of enterprise support services, connects our customers to Symantec's technical community and best practices to help them realize immediate and ongoing value from their investments, and optimize their IT operations. Education Services delivers a full range of programs, including technical training, certification and custom learning services designed to help IT teams properly implement their Symantec solutions and optimize their use of the advanced functionality of our products.

Other

The Other segment includes sunset products and unallocated general administrative costs and is not considered an active business component of the company.

Financial Information by Segment and Geographic Region

For information regarding our revenue by segment, revenue by geographical area, and long-lived assets by geographical area, see Note 10 of the Notes to Consolidated Financial Statements in this annual report. For information regarding the amount and percentage of our revenue contributed in each of our segments and our financial information, including information about geographic areas in which we operate, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of* Operations and Note 10 of the Notes to Consolidated Financial Statements in this annual report. For information regarding risks associated with our international operations, see Item 1A, *Risk Factors.*

Sales and Go-To-Market Strategy

Our go-to-market network includes direct, inside, and channel sales resources that support our ecosystem of partners worldwide. We also maintain important relationships with a number of Original Equipment Manufacturers ("OEMs"), Internet Service Providers ("ISPs"), and retail and online stores by which we market and sell our products.

Consumer

We sell our consumer products and services to individuals and home offices globally through a network of distribution partners and eCommerce channels. Our products are available to customers through our eCommerce platform, distributors, direct marketers, Internet-based resellers, system builders, ISPs and more than 30,000 retail locations worldwide. We have partnerships with 9 of the top 10 PC OEMs globally to distribute our Internet security suites and with 6 of the top 10 PC OEMs globally to distribute our online backup offerings.

Consumer sales through our electronic distribution channel, which includes our Norton e-Store, OEMs, subscriptions, upgrades, and renewals, represented approximately 85 percent of consumer revenue in fiscal 2011. The remaining 15 percent of consumer sales came from the retail channel.

Enterprise

We sell and market our products and related services to enterprise customers through our direct sales force of more than 4,500 sales representatives and through a variety of indirect sales channels, which include value-added resellers, large account resellers, and system integrators. We also sell our products to businesses in more than

191 countries through authorized distributors and OEMs who incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products. Symantec has nearly 300 distribution partners in its partner program worldwide. Our sales efforts are primarily targeted to senior executives and IT department personnel responsible for managing a company's IT initiatives.

Marketing and Advertising

Based on the acquired VeriSign check mark, Symantec rebranded its logo, which unified the company brand, Norton and Symantec.cloud brands. The new logos are designed to identify our company to both consumers and businesses.

Our marketing expenditures relate primarily to advertising and promotion, which includes demand generation and product brand recognition. Our advertising and promotion efforts include, among other things, electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. We also invest in cooperative marketing campaigns with distributors, resellers, retailers, OEMs, and industry partners.

We invest in various retention marketing and customer loyalty programs to help drive renewals and encourage customer advocacy and referrals. We also provide focused vertical marketing programs in targeted industries and countries.

We typically offer two types of rebate programs within most countries: volume incentive rebates to channel partners and promotional rebates to distributors and end users. Distributors and resellers earn volume incentive rebates primarily based upon the amount of product sales to end users. We also offer rebates to end users who purchase products through various resale channels. Both volume incentive rebates and end-user rebates are accrued as an offset to revenue.

Research and Development

Symantec embraces a global research and development ("R&D") strategy to drive organic innovation. Engineers and researchers throughout the company pursue advanced projects to translate R&D into customer solutions by creating new technologies and integrating our unique set of technology assets. Symantec focuses on short, medium, and long-term applied research, develops new products in emerging areas, participates in government-funded research projects, drives industry standards and partners with universities to conduct research supporting Symantec's strategy.

Symantec's Security Technology and Response organization is a global team of security engineers, threat analysts, and researchers that provides the underlying functionality, content, and support for all enterprise, SMB and consumer security products. Our security experts monitor malicious code reports collected through the Global Intelligence Network to provide insight into emerging attacks, malicious code activity, phishing, spam, and other threats. The team uses this vast intelligence to develop new technologies and approaches, such as Symantec's reputation-based security technology, to protect customer information.

Research and development expenses, exclusive of in-process research and development associated with acquisitions, were $862 million, $857 million and $870 million in fiscal 2011, 2010 and 2009, respectively, representing approximately 14%, 14% and 14% of revenue in the respective periods. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to research and development.

Support

Symantec has centralized support facilities throughout the world, staffed by technical product experts knowledgeable in the operating environments in which our products are deployed. Our technical support experts assist customers with issue resolution and threat detection.

Our consumer product support program provides self-help online services, phone, chat, and email support to consumers worldwide. Customers that subscribe to LiveUpdate receive automatic downloads of the latest virus definitions, application bug fixes, and patches for most of our consumer products.

We provide customers various levels of enterprise support offerings. Our enterprise security support program offers annual maintenance support contracts, including content, upgrades, and technical support. Our standard technical support includes: self-service options, delivered by telephone or electronically, during the contracted-for hours, immediate patches for severe problems; periodic software updates; and access to our technical knowledge base and frequently asked questions.

Customers

In fiscal 2011 and 2010 one distributor, Ingram Micro, accounted for 10% of our total net revenue in both periods. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. In fiscal 2009 one reseller, Digital River, accounted for 10% of our total net revenue. In fiscal 2010, we launched an internally-developed eCommerce platform which has reduced our reliance on Digital River.

Acquisitions

Our acquisitions are designed to enhance the features and functionality of our existing products and extend our product leadership in core markets. We consider time to market, synergies with existing products, and potential market share gains when evaluating the economics of acquisitions of technologies, product lines, or companies. We may acquire and/or dispose of other technologies, products and companies in the future.

During fiscal 2011, we completed the following significant acquisitions:

Company Name	Company Description	Date Acquired
VeriSign, Inc. (identity and authentication business assets)	Identity and authentication business assets purchase	August 9, 2010
PGP Corporation	A nonpublic provider of email and data encryption software	June 4, 2010
GuardianEdge Technologies, Inc.	A nonpublic provider of email and data encryption software	June 3, 2010

For further discussion of our acquisitions, see Note 3 of the Notes to Consolidated Financial Statements in this annual report.

Competition

Our markets are consolidating, highly competitive, and subject to rapid changes in technology. We are focused on integration across the product portfolio and are including next-generation technology capabilities into our solution set to differentiate ourselves from the competition. We believe that the principal competitive factors necessary to be successful in our industry include time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and effective sales and marketing efforts.

In addition to the competition we face from direct competitors, we face indirect or potential competition from retailers, application providers, operating system providers, network equipment manufacturers, and other OEMs, who may provide various solutions and functions in their current and future products. We also compete for access to retail distribution channels and for spending at the retail level and in corporate accounts. In addition, we compete with other software companies, operating system providers, network equipment manufacturers and other OEMs to acquire technologies, products, or companies and to publish software developed by third parties. We also compete with other software companies in our effort to place our products on the computer equipment sold to consumers and enterprises by OEMs.

The competitive environments in which each segment operates are described below.

Consumer

Some of the channels in which our consumer products are offered are highly competitive. Our competitors are intensely focused on customer acquisition, which has led such competitors to offer their technology for free, engage in aggressive marketing, or enter into competitive partnerships. Our primary competitors in the Consumer segment are McAfee, Inc., ("MFE") owned by Intel Corporation, and Trend Micro Inc. ("Trend Micro"). There are also several smaller regional security companies and freeware providers that we compete against primarily in the EMEA and APJ regions. For our consumer backup offerings, our primary competitors are Carbonite, Inc., and Mozy, Inc., owned by EMC Corporation ("EMC").

Security and Compliance

In the security and management markets, we compete against many companies that offer competing products to our solutions. Our primary competitors in the security and management market are LANDesk Software, Inc., MFE, Microsoft Corporation ("Microsoft"), and Trend Micro. There are also several smaller regional security companies that we compete against primarily in the EMEA and APJ regions. In the authentication services market our primary competitors are RSA, the security division of EMC, Entrust, Inc., Comodo Group, Inc., and GoDaddy.com, Inc.

In the SaaS security market our primary competitors are Google Inc.'s Postini Services and Microsoft.

Storage and Server Management

The markets for storage management and backup are intensely competitive. Our primary competitors are CA, Inc., CommVault Systems, Inc., EMC, Hewlett-Packard Company ("HP"), International Business Machines Corporation ("IBM"), Microsoft and Sun Microsystems, Inc., owned by Oracle Corporation.

Services

We believe that the principal competitive factors for our Services segment include technical capability, customer responsiveness, and our ability to hire and retain talented and experienced services personnel. Our primary competitors in the managed services business are IBM, and SecureWorks, Inc., owned by Dell, Inc.

Intellectual Property

Protective Measures

We regard some of the features of our internal operations, software, and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual arrangements, and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and technology and enhance our competitive position.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners, and we enter into license agreements with respect to our software, documentation, and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment, and networks.

Trademarks, Patents, Copyrights, and Licenses

Symantec and the Symantec logo are trademarks or registered trademarks in the U.S. and other countries. In addition to Symantec and the Symantec logo, we have used, registered, and/or applied to register other specific trademarks and service marks to help distinguish our products, technologies, and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark, and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country, and in the U.S. we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

We have more than 1,200 U.S. or foreign issued patents and pending patent applications, including patents and rights to patent applications acquired through strategic transactions, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We take measures to label such products with the appropriate proprietary rights notices, and we actively enforce such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may be challenged. In addition, we license some intellectual property from third parties for use in our products, and generally must rely on the third party to protect the licensed intellectual property rights. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license, or other intellectual property right.

Seasonality

As is typical for many large software companies, our business is seasonal. Software license and maintenance orders are generally higher in our third and fourth fiscal quarters and lower in our first and second fiscal quarters. A significant decline in license and maintenance orders is typical in the first quarter of our fiscal year as compared to license and maintenance orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the later part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met, and because a significant portion of our in-period revenue is provided by the ratable recognition of our deferred revenue balance.

Employees

As of April 1, 2011, we employed more than 18,600 people worldwide, approximately 46 percent of whom reside in the U.S. Approximately 6,700 employees work in sales and marketing; 6,200 in research and development; 4,200 in support and services; and 1,500 in management, manufacturing, and administration.

Other Information

Our Internet address is *www.symantec.com.* We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Other than the information expressly set forth in this annual report, the information contained, or referred to, on our website is not part of this annual report.

The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC.

Item 1A. ***Risk Factors***

A description of the risk factors associated with our business is set forth below. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock.

Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial difficulties and budget constraints of our current and potential customers, levels of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. If demand for our products declines, our revenues and gross margin would likely be adversely affected.

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services or adapt our business model to keep pace with industry trends, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers
- Extending the operation of our products and services to new and evolving platforms, operating systems and hardware products, such as mobile devices.
- Entering into new or unproven markets with which we have limited experience
- Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions
- Addressing trade compliance issues affecting our ability to ship new or acquired products
- Developing or expanding efficient sales channels
- Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenue that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

Our traditional competitors include independent software vendors that offer software products that directly compete with our product offerings. In addition to competing with these vendors directly for sales to end-users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if these partners more actively promote our competitors' products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors' software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform.

We face growing competition from network equipment, computer hardware manufacturers, large operating system providers and other technology companies. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products.

Security protection is also offered by some of our competitors at prices lower than our prices or, in some cases is bundled for free. Some companies offer the lower-priced or free security products within their computer hardware or software products that we believe are inferior to our products and SaaS offerings. Our competitive position could be adversely affected to the extent that our customers perceive these security products as replacing the need for more effective, full featured products and services such as those that we provide. The expansion of these competitive trends could have a significant negative impact on our sales and financial results.

Another growing industry trend is the SaaS business model, where software vendors develop and host their applications for use by customers over the Internet or through the "cloud." This allows enterprises to obtain the benefits of commercially licensed, internally operated software without the associated complexity or high initial set-up and operational costs. Advances in the SaaS business model could enable the growth of our competitors and could affect the success of our traditional software licensing models. Our inability to successfully develop and market new and existing SaaS offerings could cause us to lose business to competitors.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment, such as Intel Corporation's recently completed acquisition of MFE, could result in larger competitors that compete with us on several levels. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

Defects or disruptions in our SaaS offerings could reduce demand for our services and subject us to substantial liability.

Our SaaS offerings may contain errors or defects that users identify after they begin using them that could result in unanticipated service interruptions, which could harm our reputation and our business. Since our customers use our SaaS offerings for mission-critical protection from threats to electronic information, endpoint devices, and computer networks, any errors, defects, disruptions in service or other performance problems with our SaaS offerings could significantly harm our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.

We sell our products to customers around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

Direct Sales. A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with direct sales include:

- Longer sales cycles associated with direct sales efforts
- Difficulty in hiring, retaining, and motivating our direct sales force
- Substantial amounts of training for sales representatives to become productive, including regular updates to cover new and revised products

Indirect Sales Channels. A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

- Our lack of control over the timing of delivery of our products to end-users
- Our resellers and distributors are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause
- Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors
- Recent consolidation of electronics retailers has increased their negotiating power with respect to hardware and software providers

OEM Sales Channels. A significant portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

- Our lack of control over the volume of systems shipped and the timing of such shipments
- Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors
- Sales through our OEM partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in a reduction of OEM sales
- The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no assurance of ever receiving associated revenues
- The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market
- Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future because of general economic conditions or for other reasons, these partners may delay paying their obligations to us and we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

We have grown, and may continue to grow, through acquisitions, which gives rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

- Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies
- Diversion of management time and attention
- Loss or termination of employees, including costs associated with the termination or replacement of those employees
- Assumption of liabilities of the acquired business, including litigation related to the acquired business
- The addition of acquisition-related debt as well as increased expenses and working capital requirements
- Dilution of stock ownership of existing stockholders
- Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions.

Risks related to the provision of our SaaS offerings could impair our ability to deliver our services and could expose us to liability.

We currently serve our SaaS-based customers from hosting facilities located across the globe. Any damage to, or failure of, any element of these hosting facilities could result in interruptions in our service, which could harm our customers and expose us to liability. Interruptions or failures in our service delivery could cause customers to terminate their subscriptions with us, could adversely affect our renewal rates, and could harm our ability to attract new customers. Our business would also be harmed if our customers believe that our SaaS offerings are unreliable. As we continue to offer more of our software products in a SaaS-based delivery model, all of these risks could be exacerbated.

Our SaaS offerings also involve the storage and transmission of customers' proprietary information, and security breaches could expose us to a risk of loss of this information, which could lead to litigation and possible liability. Despite our precautions to protect against such breaches, our security measures could be breached at any time and could result in unauthorized third parties obtaining access to our, or our customers' data. A security breach could also result in a loss of confidence in the security of our SaaS offerings, which could negatively impact our business.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.

As a result of the sale of our 0.75% convertible senior notes ("0.75% Notes") and 1.00% convertible senior notes ("1.00% Notes"), collectively referred to as the Convertible Senior Notes in June 2006, and 2.75% senior notes ("2.75% Notes") and 4.20% senior notes ("4.20% Notes"), collectively referred to as the Senior Notes in September 2010, we have notes outstanding in an aggregate principal amount of $2.7 billion that mature at specific dates in calendar years 2011, 2013, 2015 and 2020. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion. From time to time in the future, we may also incur indebtedness in addition to the amount available under our credit facility. Our maintenance of substantial levels of debt could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations. Of our outstanding Convertible Senior Notes, $600 million matures and is repayable in June 2011 and $1.0 billion is due in June 2013. We may be required to use all or a substantial portion of our cash balance to repay these notes on maturity unless we can obtain new financing.

Adverse global economic events may harm our business, operating results and financial condition.

Adverse macroeconomic conditions could negatively affect our business, operating results or financial condition under a number of different scenarios. During challenging economic times and periods of high unemployment, current or potential customers may delay or forgo decisions to license new products or additional instances of existing products, upgrade their existing hardware or operating environments (which upgrades are often a catalyst for new purchases of our software), or purchase services. Customers may also have difficulties in obtaining the requisite third-party financing to complete the purchase of our products and services. An adverse macroeconomic environment could also subject us to increased credit risk should customers be unable to pay us, or delay paying us, for previously purchased products and services. Accordingly, reserves for doubtful accounts and write-offs of accounts receivable may increase. In addition, weakness in the market for end users of our products could harm the cash flow of our distributors and resellers who could then delay paying their obligations to us or experience other financial difficulties. This would further increase our credit risk exposure and, potentially, cause delays in our recognition of revenue on sales to these customers.

In addition, the onset or continuation of adverse economic conditions may make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including potential acquisitions) or financing activities. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or softness in corporate information technology spending, could have an even more direct, and harmful, impact on our business.

Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced
- Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations
- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications
- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations

- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.
- Fluctuations in currency exchange rates and economic instability such as higher interest rates in the U.S. and inflationary conditions that could reduce our customers' ability to obtain financing for software products or that could make our products more expensive or could increase our costs of doing business in certain countries
- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable
- Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries
- Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations
- Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries
- Costs and delays associated with developing software and providing support in multiple languages
- Political unrest, war, or terrorism, or regional natural disasters, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our revenues and expenses will continue to be subject to fluctuations in foreign currency rates. We expect to be affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales or our operations outside the United States continue to increase.

The level of corporate tax from sales to our non-U.S. customers is generally less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and, in some cases, have experienced delayed or lost revenues as a result of these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.

Our future success depends upon our ability to recruit and retain our key management, technical, sales, marketing, finance, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and accounting rules require us to treat the issuance of employee stock options and other forms of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

From time to time, key personnel leave our company. While we strive to reduce the negative impact of such changes, the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

From time to time we are a party to class action lawsuits, which often require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.

We have been named as a party to class action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could negatively impact our business, results of operations, and cash flows.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance ("BSA"), or the Software & Information Industry Association ("SIIA"), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License ("GPL"), GNU Lesser General Public License ("LGPL"), the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Our software products and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products and harm our reputation as a company. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information and/or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand and future sales of our products, and our customers may assert claims against us related to resulting losses of confidential or proprietary information. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results.

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

Accounting charges may cause fluctuations in our quarterly financial results.

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

- Amortization of intangible assets, including acquired product rights
- Impairment of goodwill and other long-lived assets
- Stock-based compensation expense
- Restructuring charges
- Loss on sale of a business and similar write-downs of assets held for sale

For example, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion, resulting in a significant net loss for the year. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant as we determined they did in the third quarter of fiscal 2009, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management's assumptions of our future revenues, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other key assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge. In addition, we evaluate our other long-lived assets, including intangible assets whenever events or circumstances occur which indicate that the value of these assets might be impaired. If we determine that impairment has occurred, we could incur an impairment charge against the value of these assets.

The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

Our effective tax rate may increase, which could increase our income tax expense and reduce (increase) our net income (loss).

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates

- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods
- Tax assessments, or any related tax interest or penalties, could significantly affect our income tax expense for the period in which the settlements take place

The price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determination of the aggregate amount of taxes owed in the tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority in a particular jurisdiction has determined that we owe a greater amount of tax than we have reported to such authority. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- Reduced demand for any of our products
- Entry of new competition into our markets
- Competitive pricing pressure for one or more of our classes of products
- Our ability to timely complete the release of new or enhanced versions of our products
- Fluctuations in foreign currency exchange rates
- The number, severity, and timing of threat outbreaks (e.g. worms and viruses)
- Our resellers making a substantial portion of their purchases near the end of each quarter
- Enterprise customers' tendency to negotiate site licenses near the end of each quarter
- Cancellation, deferral, or limitation of orders by customers
- Movement in interest rates
- The rate of adoption of new product technologies and new releases of operating systems
- Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services
- Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively

- Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives
- Disruptions in our business operations or target markets caused by, among other things, earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide
- Acts of war or terrorism
- Intentional disruptions by third parties
- Health or similar issues, such as a pandemic

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

- Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts
- Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts
- Rumors, announcements, or press articles regarding our competitors' operations, management, organization, financial condition, or financial statements
- Changes in revenue and earnings estimates by us, our investors, or securities analysts
- Accounting charges, including charges relating to the impairment of goodwill
- Announcements of planned acquisitions or dispositions by us or by our competitors
- Announcements of new or planned products by us, our competitors, or our customers
- Gain or loss of a significant customer
- Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies
- Acts of terrorism, the threat of war, and other crises or emergency situations
- Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

Item 1B. ***Unresolved Staff Comments***

There are currently no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

Item 2. ***Properties***

Our properties consist primarily of owned and leased office facilities for sales, research and development, administrative, customer service, and technical support personnel. Our corporate headquarters is located in Mountain View, California where we occupy facilities totaling 900,000 square feet, of which 724,000 square feet is owned and 176,000 square feet is leased. We also lease an additional 174,000 square feet in the San Francisco

Bay Area. Our leased facilities are occupied under leases that expire at various times through 2029. The following table presents the approximate square footage of our facilities as of April 1, 2011:

Location	Approximate Total Square Footage[(1)]	
	Owned	Leased
	(In thousands)	
Americas	1,750	1,445
Europe, Middle East, and Africa	285	730
Asia Pacific/Japan	—	1,336
Total	2,035	3,511

(1) Included in the total square footage above are vacant, available-for-lease properties totaling approximately 400,000 square feet. Total square footage excludes approximately 159,000 square feet relating to facilities subleased to third parties.

We believe that our existing facilities are adequate for our current needs and that the productive capacity of our facilities is substantially utilized.

Item 3. ***Legal Proceedings***

Information with respect to this Item may be found under the heading "Litigation Contingencies" in Note 8 of the Notes to Consolidated Financial Statements in this annual report which information is incorporated into this Item 3 by reference.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market for Our Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SYMC." The high and low sales prices set forth below are as reported on the Nasdaq Global Select Market.

	Fiscal 2011				Fiscal 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$17.47	$15.75	$18.24	$18.80	$19.16	$18.28	$17.71	$18.17
Low	$13.58	$12.04	$14.76	$16.84	$16.13	$15.68	$14.65	$13.97

As of April 1, 2011, there were 2,405 stockholders of record of Symantec common stock. Symantec has never declared or paid any cash dividends on its capital stock.

Repurchases of our equity securities

Stock repurchases during the three months ended April 1, 2011 were as follows:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased Under Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
	(In millions, except per share data)			
January 1, 2011 to January 28, 2011	—	$ —	—	$1,057
January 29, 2011 to February 25, 2011	—	$ —	—	$1,057
February 26, 2011 to April 1, 2011	11	$17.86	11	$ 877
Total	11	$17.86	11	

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004 under new and existing programs. Our current program was authorized by our Board of Directors on January 25, 2011 to repurchase up to $1 billion of our common stock. This program does not have an expiration date, and as of April 1, 2011, $877 million remained authorized for future repurchases. For information with regard to our stock repurchase programs, see Note 9 of the Notes to Consolidated Financial Statements in this annual report.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Symantec under the Securities Act or the Exchange Act.

Comparison of cumulative total return — March 31, 2006 to March 31, 2011

The graph below compares the cumulative total stockholder return on Symantec common stock from March 31, 2006 to March 31, 2011 with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index over the same period (assuming the investment of $100 in Symantec common stock and in each of the other indices on March 31, 2006, and reinvestment of all dividends, although no dividends have been declared on Symantec common stock). The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Symantec common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Symantec Corporation, The S & P 500 Index
And The S & P Information Technology Index



DOLLARS
200
150
100
50
0
Symantec Corporation
S&P 500
S&P Information Technology
3/06
3/07
3/08
3/09
3/10
3/11

*$100 invested on March 31, 2006 in stock or index. Period ending March 31.

	3/06	3/07	3/08	3/09	3/10	3/11
Symantec Corporation	100.00	102.79	98.75	88.77	100.58	110.16
S & P 500	100.00	111.83	106.15	65.72	98.43	113.83
S & P Information Technology	100.00	103.10	102.66	71.79	113.44	126.91

Item 6. *Selected Financial Data*

The following selected consolidated financial data is derived from our Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related notes included in this annual report and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Historical results may not be indicative of future results.

During the past five fiscal years, we have made the following acquisitions:

- Identity and authentication business of VeriSign, Inc. PGP Corporation, and GuardianEdge Technologies, Inc. during fiscal 2011
- AppStream, Inc., SwapDrive, Inc., PC Tools Pty. Limited, and MessageLabs Group Limited during fiscal 2009
- Altiris Inc. and Vontu Inc. during fiscal 2008

Each of these acquisitions was accounted for as a business purchase and, accordingly, the operating results of these businesses have been included in the Consolidated Financial Statements included in this annual report since their respective dates of acquisition.

Five-Year Summary

	Fiscal [a,b]				
	2011	2010[c]	2009	2008	2007
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$ 6,190	$ 5,985	$ 6,150	$ 5,874	$ 5,199
Operating income (loss)[d]	880	933	(6,470)	602	520
Net income (loss) attributable to Symantec Corporation stockholders[d]	$ 597	$ 714	$ (6,786)	$ 410	$ 366
Net income (loss) per share attributable to Symantec Corporation stockholders — basic[d]	$ 0.77	$ 0.88	$ (8.17)	$ 0.47	$ 0.38
Net income (loss) per share attributable to Symantec Corporation stockholders — diluted[d]	$ 0.76	$ 0.87	$ (8.17)	$ 0.46	$ 0.37
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — basic	778	810	831	868	961
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted	786	819	831	884	983
Balance Sheet Data:					
Cash and cash equivalents	2,950	3,029	1,793	1,890	2,559
Total assets[d]	12,719	11,232	10,638	18,085	17,743
Senior Notes[e]	1,097	—	—	—	—
Current portion of long-term debt[f]	596	—	—	—	—
Long — term Convertible Senior Notes[f]	890	1,871	1,766	1,669	1,578
Other long-term obligations[g]	79	50	90	106	21
Symantec Corporation Stockholders' equity	$ 4,528	$ 4,548	$ 4,147	$11,229	$11,911
Noncontrolling interest in subsidiary	77	—	—	—	—
Total stockholders' equity	$ 4,605	$ 4,548	$ 4,147	$11,229	$11,911

(a) We have a 52/53-week fiscal year. Fiscal 2011, 2010, 2008 and 2007 were each comprised of 52 weeks of operations. Fiscal 2009 was comprised of 53 weeks of operations.

(b) The summary reflects adjustments for the retrospective adoption of new authoritative guidance on convertible debt instruments in fiscal 2010.

[c] In fiscal 2010, we adopted new authoritative guidance on revenue recognition, which did not have a material impact on our consolidated financial statements. Our joint venture also adopted this guidance during its period ended December 31, 2009, which was applied to the beginning of its fiscal year. As a result of the joint venture's adoption of the guidance, our net income increased by $12 million during our fiscal 2010.

[d] During fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion.

[e] In fiscal 2011, we issued $350 million in principal amount of 2.75% senior notes ("2.75% Notes") due September 15, 2015 and $750 million in principal amount of 4.20% senior notes ("4.20% Notes") due September 15, 2020.

[f] In fiscal 2007, we issued $1.1 billion principal amount of 0.75% convertible senior notes ("0.75% Notes") and $1.0 billion principal amount of 1.00% convertible senior notes ("1.00% Notes"). In fiscal 2011, we repurchased $500 million aggregate principal amount of our 0.75% Notes. Concurrently with this repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million.

[g] Beginning in fiscal 2008, we entered into OEM placement fee contracts, which is the primary driver for the increase in liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

Our Business

Symantec is a global provider of security, storage and systems management solutions that help businesses and consumers secure and manage their information and identities.

Fiscal Calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to fiscal years in this report relate to fiscal year and periods ended April 1, 2011, April 2, 2010 and April 3, 2009. Fiscal 2011 and 2010 each consisted of 52 weeks, while fiscal 2009 consisted of 53 weeks. Our 2012 fiscal year will consist of 52 weeks and will end on March 30, 2012.

Our Operating Segments

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Since the fourth quarter of fiscal 2008, we have operated in five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other. For further descriptions of our operating segments, see Note 10 of the Notes to Consolidated Financial Statements in this annual report. Our reportable segments are the same as our operating segments.

Financial Results and Trends

Revenue increased by $205 million for fiscal 2011 compared to fiscal 2010. In fiscal 2011, we experienced growth in our Security and Compliance segment primarily as a result of revenue associated with our fiscal 2011 acquisitions. During fiscal 2011, we acquired the identity and authentication business of VeriSign, Inc ("VeriSign"), PGP Corporation ("PGP"), and GuardianEdge Technologies, Inc. ("GuardianEdge") for an aggregate amount of approximately $1.5 billion, net of cash acquired. We expect that these acquisitions will continue to contribute positively to our revenue in future periods in the Security and Compliance segment. Within our Storage and Server Management segment, sales of our information management products experienced growth while we experienced weakness in our storage management solutions. Consumer segment revenues for fiscal 2011 benefited from the completion of our transition to an internally-developed eCommerce platform for our Norton-branded consumer products worldwide, excluding Japan, during the first quarter of fiscal 2011. The fees we had previously paid to Digital River for operating our online store for these products were recorded as an offset to revenue; however, we incur expenses resulting from our eCommerce platform, components of which are recorded as a cost of revenue and an operating expense.

Fluctuations in the U.S. dollar compared to foreign currencies unfavorably impacted our international revenue by approximately $53 million for fiscal 2011 as compared to fiscal 2010 and favorably impacted our international revenue by approximately $14 million for fiscal 2010 as compared to fiscal 2009. We are unable to predict the extent to which revenue in future periods will be impacted by changes in foreign currency exchange rates. If our level of international sales and expenses increase in the future, changes in foreign exchange rates may have a potentially greater impact on our revenue and operating results.

Our net income attributable to Symantec Corporation stockholders was $597 million for fiscal 2011 and $714 million for 2010. Our net income for fiscal 2011 was negatively impacted by a loss of $21 million from the liquidation of certain foreign entities and $27 million from the impairment of intangible assets, while net income for fiscal 2010 was positively affected by a gain of $47 million from the liquidation of certain foreign entities. Our fiscal 2011 and fiscal 2010 net income were positively impacted relative to the preceding year by a decrease of $119 million and $128 million, respectively, in cost of revenue primarily related to certain acquired product rights becoming fully amortized. Net income for fiscal 2011 and fiscal 2010 was also positively impacted by tax benefits resulting from the reversal of accrued liabilities and correlative benefits related to the Veritas Software tax assessment for 2000 and 2001 of $49 million and $79 million, respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Consolidated Financial Statements and related notes included in this annual report in accordance with generally accepted accounting principles in the United States, requires us to make estimates, which include judgments and assumptions, that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Historically, our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in the Consolidated Financial Statements included in this annual report, the resulting changes could have a material adverse effect on our Consolidated Statements of Operations, and in certain situations, could have a material adverse effect on liquidity and our financial condition.

A critical accounting estimate is based on judgments and assumptions about matters that are uncertain at the time the estimate is made. Different estimates that reasonably could have been used or changes in accounting estimates could materially impact the operating results or financial condition. We believe that the estimates described below represent our critical accounting estimates, as they have the greatest potential impact on our consolidated financial statements. See also Note 1 of the Notes to the Consolidated Financial Statements included in this annual report.

Revenue Recognition

We recognize revenue primarily pursuant to the requirements under the authoritative guidance on software revenue recognition, and any applicable amendments or modifications. Revenue recognition requirements in the software industry are very complex and require us to make many estimates.

For software arrangements that include multiple elements, including perpetual software licenses and maintenance and/or services, packaged products with content updates, managed security services, and subscriptions, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, managed security services, subscriptions, and arrangements where VSOE does not exist. Deferred revenue totaled approximately $3.8 billion as of April 1, 2011, of which $498 million was classified as Long-term deferred revenue in the Consolidated Balance Sheets. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and increasing flexibility in contractual arrangements could materially impact the amount recognized in the current period and deferred over time.

For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). When we are unable to establish a selling price using VSOE or TPE, we use ESP to allocate the arrangement fees to the deliverables.

For our consumer products that include content updates, we recognize revenue and the associated cost of revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. We defer revenue and cost of revenue amounts for unsold product held by our distributors and resellers.

We expect our distributors and resellers to maintain adequate inventory of consumer packaged products to meet future customer demand, which is generally four or six weeks of customer demand based on recent buying trends. We ship product to our distributors and resellers at their request and based on valid purchase orders. Our distributors and resellers base the quantity of orders on their estimates to meet future customer demand, which may exceed the expected level of a four or six week supply. We offer limited rights of return if the inventory held by our distributors and resellers is below the expected level of a four or six week supply. We estimate reserves for product returns as described below. We typically offer liberal rights of return if inventory held by our distributors and resellers exceeds the expected level. Because we cannot reasonably estimate the amount of excess inventory that will be returned, we primarily offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels.

Arrangements for managed security services and SaaS offerings are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Reserves for product returns. We reserve for estimated product returns as an offset to revenue based primarily on historical trends. We fully reserve for obsolete products in the distribution channels as an offset to deferred revenue. Actual product returns may be different than what was estimated. These factors and unanticipated changes in the economic and industry environment could make actual results differ from our return estimates.

Reserves for rebates. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional programs, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We also consider current market conditions and economic trends when estimating our reserves for rebates. If actual redemptions differ from our estimates, material differences may result in the amount and timing of our net revenues for any period presented.

Valuation of goodwill, intangible assets and long-lived assets

Business Combination Valuations. When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to:

- cash flows that an asset is expected to generate in the future;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio;
- cost savings expected to be derived from acquiring an asset; and
- discount rates.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill Impairment. We review goodwill for impairment on an annual basis on the first day of the fourth quarter of each fiscal year, and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable, at the reporting unit level. Our reporting units are the same as our operating segments. Before performing the goodwill impairment test, we first assess the value of long-lived assets in each reporting unit, including tangible and intangible assets. We then perform a two-step impairment test on goodwill. In the first step, we compare the estimated fair value of equity of each reporting unit to its allocated carrying value (book value) of equity. If the carrying value of the reporting unit exceeds the fair value of the equity associated with that unit, there is an indicator of impairment and we must perform the second step of the impairment test. This second step involves determining the implied fair value of that reporting unit's goodwill in a manner similar to the purchase price allocation for an acquired business, using the reporting unit's calculated fair value as an assumed purchase price. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the excess.

The process of estimating the fair value and carrying value of our reporting units' equity requires significant judgment at many points during the analysis. Many assets and liabilities, such as accounts receivable and property and equipment, are not specifically allocated to an individual reporting unit, and therefore, we apply judgment to allocate the assets and liabilities, and this allocation affects the carrying value of the respective reporting units. Similarly, we use judgment to allocate goodwill to the reporting units based on relative fair values. The use of relative fair values has been necessary for certain reporting units due to changes in our operating structure in prior years. To determine a reporting unit's fair value, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. We evaluate the reasonableness of this approach by comparing it with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization and to the valuation of publicly traded companies operating in the same or similar lines of business.

Applying the income approach requires that we make a number of important estimates and assumptions. We estimate the future cash flows of each reporting unit based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates, such as estimates of future revenue and expense growth rates and foreign exchange rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted-average cost of capital for each reporting unit and may change from year to year. For example, in our valuation process in the fourth quarter of fiscal 2010 we used a lower discount rate than in the prior year due to stabilized risk associated with the global economic conditions. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year.

As of April 1, 2011, our goodwill balance was $5 billion. Based on the impairment analysis performed on January 4, 2011, we determined that the fair value of each of our reporting units exceeded the carrying value of the unit by more than 10% of the carrying value. While discount rates are only one of several important estimates used in the analysis, we determined that an increase of one percentage point in the discount rate used for each respective reporting unit would not have resulted in an impairment indicator for any unit at the time of this analysis, except for the Security and Compliance reporting unit which would have had a fair value 5% below carrying value. However, we believe that the discount rate applied to the Security and Compliance reporting unit is appropriate and we applied the same discount rate for this reporting unit in fiscal 2011 as we used in fiscal 2010. In addition to the discount rate, the impairment test includes the consideration of a number of estimates, including growth rates, operating margins and cost forecasts, foreign exchange rates and the allocation of certain tangible assets to the reporting units. Based on the results of our impairment test, we do not believe that an impairment indicator exists as of our annual impairment test date.

A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

- a prolonged global economic crisis;
- a significant decrease in the demand for our products;
- the inability to develop new and enhanced products and services in a timely manner;
- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- successful efforts by our competitors to gain market share in our markets;
- a loss of key personnel;
- our determination to dispose of one or more of our reporting units;
- the testing for recoverability of a significant asset group within a reporting unit; and
- recognition of a goodwill impairment loss.

Intangible Asset Impairment. We assess the impairment of identifiable finite-lived intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and finite-lived tradenames, would be measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, the amount of such impairment would be measured as the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product to which the asset relates. For indefinite-lived intangible assets, we review impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. These assets generally include tradenames, trademarks and in-process research and development. Recoverability of indefinite-lived intangible assets would be measured by the comparison of the carrying amount of the asset to the sum of the discounted estimated future cash flows the asset is expected to generate plus expected royalties. If the asset is considered to be impaired, the amount of such impairment would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and forecasted future revenue, operating costs, and other relevant factors. Assumptions and estimates about the remaining useful lives of our intangible assets are subjective and are affected by changes to our business strategies. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Long-Lived Assets (including Assets Held for Sale). We assess long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we assess recoverability of long-lived assets based on a projected undiscounted cash flow method using assumptions determined by management to be commensurate with the risk inherent in our current business model. If an asset is not recoverable, impairment is measured as the difference between the carrying amount and its fair value. Our estimates of cash flows require significant judgment based on our historical and anticipated results and are subject to many factors which could change and cause a material impact to our operating results or financial condition. We record impairment charges on long-lived assets held for sale when we determine that the carrying value of the long-lived assets may not be recoverable. In determining fair value, we obtain and consider market value appraisal information from third-parties.

Fair Value of Financial Instruments

The assessment of fair value for our financial instruments is based on the authoritative guidance on fair value measurements which establishes a fair value hierarchy that is based on three levels of inputs and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

We use inputs such as actual trade data, benchmark yields, broker/dealer quotes and other similar data which are obtained from independent pricing vendors, quoted market prices or other sources to determine the ultimate fair value of our assets and liabilities. We use such pricing data as the primary input, to which we have not made any material adjustments, to make our assessments and determinations as to the ultimate valuation of our investment portfolio, and we are ultimately responsible for the financial statements and underlying estimates. The fair value and inputs are reviewed for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that we deem material to the estimated fair value of our investment portfolio.

As of April 1, 2011, our financial instruments measured at fair value on a recurring basis included $2.0 billion of assets which consists of cash equivalents invested in money market funds and bank securities. Investments totalling $1.9 billion were classified as Level 1 and $204 million were classified as Level 2, which are comprised solely of money market funds and bank securities, respectively.

Valuations for Level 1 securities were based on quoted prices for identical securities in active markets. Determining fair value for Level 1 instruments generally does not require significant management judgment. Valuations for Level 2 securities were based on either (1) the fair value of similar securities or (2) pricing models with all significant inputs derived from or corroborated by observable market prices for identical securities in markets with insufficient volume or infrequent transactions (less active markets).

While determining the fair value for Level 2 instruments does not necessarily require significant management judgment, it generally involves the following degree of judgment and subjectivity: (1) an assessment of an active market for marketable securities generally takes into consideration whether a trading market exists for a given instrument or the level of trading volume for each instrument type and (2) when observable market prices for identical securities or similar securities are not available, we may price marketable securities using: non-binding market consensus prices that are corroborated with observable market data; or pricing models, such as discounted cash flow approaches, with all significant inputs derived from or corroborated with observable market data. The majority of our Level 2 financial instruments were classified as such due to either low trading activity in active markets or no active market existing. For certain financial instruments, identical securities were used to determine fair value. For those securities where no active market existed, amortized cost was used as it approximates their fair value because of their short maturities.

As of April 1, 2011, we had no financial instruments with unobservable inputs classified in Level 3 under the hierarchy set forth under the authoritative guidance on fair value measurements. Level 3 instruments generally would include those for which unobservable inputs used in the valuation methodology are significant to the measurement of fair value of assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

Stock-based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards, primarily stock options, at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the options, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends.

We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

In accordance with the authoritative guidance on stock compensation, we only record stock-based compensation expense for awards that are expected to vest. As a result, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Although we estimate forfeitures based on historical experience, actual forfeitures may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted when we record an adjustment for the difference in the period that the awards vest or are forfeited.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from a potential claim or legal proceeding, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position.

Income Taxes

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Operations.

We account for uncertain tax issues pursuant to authoritative guidance based on a two-step approach to recognize and measure uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, refinement of estimates, or realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our Consolidated Statements of Operations in the period in which such determination is made.

We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Operations.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement remains uncertain since this relates to the taxability of earnings that are otherwise the subject of the transfer pricing matters at issue in the IRS examination of Veritas tax years 2002 through 2005. To the extent that we owe taxes as a result of these transfer pricing matters in years prior to the distribution, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be that we will owe $13 million or less, for which an accrual has already been made.

RESULTS OF OPERATIONS

Total Net Revenue

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Net revenue	$6,190	$205	3%	$5,985	$(165)	(3)%	$6,150

Net revenue increased for fiscal 2011, as compared to fiscal 2010, primarily due to an increase in Content, subscription, and maintenance revenue for the reasons discussed above under "Financial Results and Trends", partially offset by a slight decline in License revenue.

Net revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to a decrease in License revenue partially offset by an increase in Content, subscription, and maintenance revenue. The net decrease was primarily due to decreased license revenue as a result of the overall market weakness in server sales and tight IT spending due to the global economic slowdown and the uncertainty surrounding the acquisition of Sun Microsystems, Inc. by Oracle Corporation.

Content, subscription, and maintenance revenue

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Content, subscription, and maintenance revenue	$5,266	$232	5%	$5,034	$171	4%	$4,863
Percentage of total net revenue	85%			84%			79%

Content, subscription, and maintenance revenue increased for fiscal 2011, as compared to fiscal 2010, primarily due to sales increases in our Consumer, Security and Compliance, and Storage and Server Management segments for the reasons discussed above under "Financial Results and Trends", partially offset by foreign exchange effects.

Content, subscription, and maintenance revenue increased for fiscal 2010, as compared to fiscal 2009, as a result of strength in our Consumer segment primarily due to increases in revenue from acquired security products and the gradual global ramp up of our eCommerce platform.

License revenue

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
			($ in millions)				
License revenue	$924	$(27)	(3)%	$951	$(336)	(26)%	$1,287
Percentage of total net revenue	15%			16%			21%

License revenue decreased for fiscal 2011, as compared to fiscal 2010, primarily due to a decline in revenue from our Storage and Server Management segment, partially offset by an increase in revenue from our Security and Compliance segment.

License revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to the global economic slowdown and customers emphasizing purchases of smaller volumes of new licenses consistent with their near term needs.

Net revenue and operating income by segment

Consumer Segment

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
			($ in millions)				
Consumer revenue	$1,953	$82	4%	$1,871	$ 98	6%	$1,773
Percentage of total net revenue	32%			31%			29%
Consumer operating income	$ 899	$39	5%	$ 860	$(88)	(9)%	$ 948
Percentage of Consumer revenue	46%			46%			53%

Consumer revenue increased for fiscal 2011, as compared to fiscal 2010, primarily due to the reasons discussed above under "Financial Results and Trends" as well as increased sales of our premium security suite. Our electronic channel sales are derived from online sales (which include new subscriptions, renewals, and upgrades), OEMs, and ISPs. For fiscal 2011, electronic channel revenue increased as compared to fiscal 2010.

Operating income for the Consumer segment increased for fiscal 2011, as compared to fiscal 2010, due to increased revenue, partially offset by costs associated with the deployment of our new proprietary eCommerce platform.

Consumer revenue increased for fiscal 2010, as compared to fiscal 2009, primarily due to increases in revenue from acquired security products and our core consumer products in the electronic channel.

Operating income for the Consumer segment decreased for fiscal 2010, as compared to fiscal 2009, as expense growth outpaced revenue growth. Total expenses for the segment increased primarily as a result of the higher OEM placement fees and costs associated with our development and operation of our new proprietary eCommerce platform.

Security and Compliance Segment

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Security and Compliance revenue	$1,566	$ 155	11%	$1,411	$(39)	(3)%	$1,450
Percentage of total net revenue	25%			24%			24%
Security and Compliance operating income	$ 243	$(128)	(35)%	$ 371	$(69)	(16)%	$ 440
Percentage of Security and Compliance revenue	16%			26%			30%

Security and Compliance revenue increased for fiscal 2011, as compared to fiscal 2010, due to increases in revenue from our 2011 acquisitions.

Security and Compliance operating income decreased for fiscal 2011, as compared to fiscal 2010, due to increased expenses related to our fiscal 2011 acquisitions and higher sales commissions associated with the increase in deferred revenue in 2011. Our operating margins were adversely impacted by our fiscal 2011 acquisitions, largely because we were required under the purchase accounting rules to reduce the amount of deferred revenue that we recorded in connection with these acquisitions to an amount equal to the fair value of our estimated cost to fulfill the contractual obligations related to that deferred revenue. This deferred revenue adjustment negatively affected our operating margins because we recognized a lower portion of the revenue from these acquisitions (representing our estimated cost to fulfill the contractual obligations plus a normal margin), but we incurred all of the revenue-related expenses.

Security and Compliance revenue decreased for fiscal 2010, as compared to fiscal 2009, as a result of decreased demand due to reduced corporate IT budgets and slowed spending, partially offset by increases in revenue from acquired security products.

Operating income for the segment decreased for fiscal 2010, as compared to fiscal 2009, as revenue decreased while expenses increased as a result of our fiscal 2009 acquisitions, partially offset by our cost containment measures.

Storage and Server Management Segment

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Storage and Server Management segment	$2,307	$ 20	1%	$2,287	$(206)	(8)%	$2,493
Percentage of total net revenue	37%			38%			40%
Storage and Server Management operating income	$1,063	$(34)	(3)%	$1,097	$ 16	1%	$1,081
Percentage of Storage and Server Management revenue	46%			48%			43%

Storage and Server Management revenue increased for fiscal 2011, as compared to fiscal 2010, due to an increase in revenue from the information management group, partially offset by a decrease in storage management revenue.

Storage and Server Management operating income decreased for fiscal 2011, as compared to fiscal 2010, due to the reasons discussed above under "Financial Results and Trends."

Storage and Server Management revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to the overall market weakness in server sales and our customers buying smaller volumes of new licenses consistent with their near term needs, particularly with respect to our storage management products.

Operating income for the Storage and Server Management segment increased for fiscal 2010, as compared to fiscal 2009, as the decrease in expenses more than offset the decrease in revenue due to our ongoing focus on cost efficiency.

Services Segment

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
			($ in millions)				
Services segment	$364	$(52)	(13)%	$416	$(17)	(4)%	$433
Percentage of total net revenue	6%			7%			7%
Services operating income (loss)	$ 24	$(18)	(43)%	$ 42	$ 9	27%	$ 33
Percentage of Services revenue	7%			10%			8%

Services revenue and operating income decreased for fiscal 2011, as compared to fiscal 2010, as we continue to support the transition to our partner led consulting program while we focus on our core software business.

Services revenue decreased for fiscal 2010, as compared to fiscal 2009, primarily due to a reduction in consulting revenue associated with new license sales.

Operating income for the Services segment increased for fiscal 2010, as compared to fiscal 2009, as various cost control initiatives led to better margins.

Other segment

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Other segment	$ —	$—	NA	$ —	$ (1)	(100)%	$ 1
Percentage of total net revenue	0%			0%			0%
Other operating loss	$(1,349)	$88	*	$(1,437)	$7,535	*	$(8,972)
Percentage of Other revenue	*			*			*

* Percentage not meaningful

The Other segment includes general and administrative expenses; amortization of acquired product rights, intangible assets, and other assets; goodwill and intangible impairment charges; charges such as stock-based compensation, restructuring and transition; and certain indirect costs that are not charged to the other operating segments. The improvement of the operating loss for the Other segment for fiscal 2011 compared to fiscal 2010 was primarily due to the items discussed above under "Financial Results and Trends." The operating loss of our Other segment for fiscal 2009 primarily consisted of a non-cash goodwill impairment charge of $7.4 billion.

Net revenue by geographic region

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Americas (U.S., Canada and Latin America)	$3,388	$147	5%	$3,241	$ (75)	(2)%	$3,316
Percentage of total net revenue	55%			54%			54%
EMEA (Europe, Middle East, Africa)	$1,773	$ (65)	(4)%	$1,838	$(120)	(6)%	$1,958
Percentage of total net revenue	29%			31%			32%
Asia Pacific/Japan	$1,029	$123	14%	$ 906	$ 30	3%	$ 876
Percentage of total net revenue	16%			15%			14%
Total net revenue	$6,190			$5,985			$6,150

Fluctuations in the U.S. dollar compared to foreign currencies unfavorably impacted our international revenue by approximately $53 million for fiscal 2011 as compared to fiscal 2010 and favorably impacted our international revenue by approximately $14 million for fiscal 2010 as compared to fiscal 2009.

Americas revenue increased for fiscal 2011 as compared to fiscal 2010, primarily due to increased revenue from our Consumer and Security and Compliance segments, partially offset by decreased revenue from our Services segment.

EMEA revenue decreased for fiscal 2011 as compared to fiscal 2010, primarily due to an unfavorable impact of the change in foreign currency exchange rates in the EMEA region relative to the U.S. dollar, partially offset by increased revenue from our Security and Compliance segment.

Asia Pacific/Japan revenue increased for fiscal 2011 as compared to fiscal 2010, primarily due to a favorable impact of the change in foreign currency exchange rates in the Asia Pacific/Japan region relative to the U.S. dollar, and strength in sales in our Security and Compliance and Storage and Server Management segments.

Americas revenue decreased for fiscal 2010 as compared to fiscal 2009 primarily due to decreased revenue related to our Storage and Server Management, Security and Compliance and Services segments, partially offset by increased revenue related to our Consumer segment.

EMEA revenue decreased for fiscal 2010 as compared to fiscal 2009 primarily due to decreased revenue across all of our segments, particularly Storage and Server Management.

Asia Pacific Japan revenue increased for fiscal 2010 as compared to fiscal 2009 primarily due to increased revenue related to our Consumer and Security and Compliance segments, partially offset by decreased revenue in our Storage and Server Management segment.

Our international sales are and will continue to be a significant portion of our net revenue. As a result, net revenue will continue to be affected by foreign currency exchange rates as compared to the U.S. dollar. We are unable to predict the extent to which revenue in future periods will be impacted by changes in foreign currency exchange rates. If international sales become a greater portion of our total sales in the future, changes in foreign currency exchange rates may have a potentially greater impact on our revenue and operating results.

Cost of Revenue

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Cost of revenue	$1,045	$(60)	(5)%	$1,105	$(122)	(10)%	$1,227
Gross margin	83%			82%			80%

Cost of revenue consists primarily of the amortization of acquired product rights, fee-based technical support costs, fulfillment costs, costs of billable services, payments to OEMs under revenue-sharing arrangements, manufacturing, direct material costs, and royalties paid to third parties under technology licensing agreements.

Cost of revenue decreased for fiscal 2011 compared to fiscal 2010, and for fiscal 2010 compared to fiscal 2009, primarily due to a decrease in amortization of certain acquired product rights related to our acquisition of Veritas in the first quarter of fiscal 2010 and fiscal 2011. The decrease for fiscal 2011 compared to fiscal 2010 was partially offset by increases in costs related to our fiscal 2011 acquisitions, fee-based technical support, and fulfillment costs.

Cost of content, subscription, and maintenance

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Cost of content, subscription, and maintenance	$903	$54	6%	$849	$9	1%	$840
As a percentage of related revenue	17%			17%			17%

Cost of content, subscription, and maintenance consists primarily of fee-based technical support costs, costs of billable services, and payments to OEMs under revenue-sharing agreements.

Cost of content, subscription, and maintenance increased for fiscal 2011, as compared to fiscal 2010, due to increases in fee-based technical support and fulfillment costs. Cost of content, subscription, and maintenance as a percentage of related revenue remained consistent for fiscal 2011, as compared to fiscal 2010.

Cost of content, subscription, and maintenance as a percentage of related revenue remained relatively consistent for fiscal 2010, as compared to fiscal 2009, as increases in royalty, technical support and fulfillment costs were partially offset by decreases in services and distribution costs for the respective periods.

Cost of license

	Fiscal 2011	2011 vs. 2010		Fiscal 2010	2010 vs. 2009		Fiscal 2009
		$	%		$	%	
	($ in millions)						
Cost of license	$27	$5	23%	$22	$(13)	(37)%	$35
As a percentage of related revenue	3%			2%			3%

Cost of license consists primarily of royalties paid to third parties under technology licensing agreements, manufacturing and direct material costs.

Cost of license remained consistent as a percentage of the related revenue for fiscal 2011 as compared to fiscal 2010, and for fiscal 2010, as compared to fiscal 2009.

Amortization of acquired product rights

	Fiscal 2011	2011 vs. 2010		Fiscal 2010	2010 vs. 2009		Fiscal 2009
		$	%		$	%	
	($ in millions)						
Amortization of acquired product rights	$115	$(119)	(51)%	$234	$(118)	(34)%	$352
Percentage of total net revenue	2%			4%			6%

Acquired product rights are comprised of developed technologies and patents from acquired companies. The decrease in amortization for fiscal 2011, as compared to fiscal 2010, was primarily due to certain acquired product rights related to our acquisition of Veritas becoming fully amortized during the first quarters of fiscal 2010 and fiscal 2011. This decrease was partially offset by additional amortization from product rights acquired from VeriSign, PGP, and GuardianEdge during fiscal 2011.

The decrease in amortization for fiscal 2010, as compared to fiscal 2009, was primarily due to certain acquired product rights from our acquisition of Veritas becoming fully amortized during the first quarter of our fiscal 2010. This decrease was partially offset by additional amortization from product rights acquired from SwapDrive, PC Tools, and MessageLabs during fiscal 2009.

Operating Expenses

Operating expenses overview

	Fiscal 2011	2011 vs. 2010		Fiscal 2010	2010 vs. 2009		Fiscal 2009
		$	%		$	%	
	($ in millions)						
Sales and marketing expense	$2,622	$255	11%	$2,367	$(19)	(1)%	$2,386
Percentage of total net revenue	42%			40%			39%
Research and development expense	$ 862	$ 5	1%	$ 857	$(13)	(1)%	$ 870
Percentage of total net revenue	14%			14%			14%
General and administrative expense	$ 390	$ 38	11%	$ 352	$ 9	3%	$ 343
Percentage of total net revenue	6%			6%			6%

Sales and marketing expense increased for fiscal 2011, as compared to fiscal 2010, primarily due to our fiscal 2011 acquisitions, higher sales commissions associated with increased deferred revenue in fiscal 2011, and increased costs associated with the deployment of our new proprietary eCommerce platform.

Sales and marketing expense remained relatively flat during fiscal 2010 as compared to fiscal 2009. Fiscal 2010 sales and marketing expense reflects the impact of our prior year restructuring plan, partially offset by increases in headcount related expenses from our fiscal 2009 acquisitions and increases in Consumer OEM placement fees and costs associated with the development and operations of our new proprietary eCommerce platform.

Research and development expense remained relatively flat as a percentage of revenue in fiscal 2011, 2010, and 2009.

General and administrative expense increased for fiscal 2011, as compared to fiscal 2010, primarily due to our fiscal 2011 acquisitions. As a percentage of revenue, general and administrative expense remained flat in fiscal 2011, 2010, and 2009.

Amortization of other purchased intangible assets

	Fiscal 2011	2011 vs. 2010		Fiscal 2010	2010 vs. 2009		Fiscal 2009
		$	%		$	%	
				($ in millions)			
Amortization of other purchased intangible assets	$270	$23	9%	$247	$14	6%	$233
Percentage of total net revenue	4%			4%			4%

Other purchased intangible assets are comprised of customer relationships and tradenames. The increase in amortization of other purchased intangible assets for fiscal 2011, as compared to fiscal 2010, was primarily due to our acquisition of VeriSign's identity and authentication business. As a percentage of net revenue, amortization of other purchased intangible assets remained relatively consistent for fiscal 2011, as compared to fiscal 2010.

Amortization for fiscal 2010, as compared to fiscal 2009, increased as a result of our fiscal 2009 acquisitions. As a percentage of net revenue, amortization of other purchased intangible assets remained relatively consistent for fiscal 2010 compared to fiscal 2009.

Restructuring and transition

	Fiscal 2011	2011 vs. 2010		Fiscal 2010	2010 vs. 2009		Fiscal 2009
		$	%		$	%	
				($ in millions)			
Severance	$47			$56			$64
Facilities	27			10			11
Transition and other costs	18			28			21
Restructuring and transition	$92	$(2)	(2)%	$94	$(2)	(2)%	$96
Percentage of total net revenue	1%			2%			2%

The restructuring and transition charges for fiscal 2011 primarily consisted of severance and facilities charges related to the 2011 Restructuring Plan ("2011 Plan"), the 2010 Restructuring Plan ("2010 Plan"), and transition costs related to certain back office functions.

Total remaining costs are estimated to range from $10 million to $18 million, primarily for the 2011 Plan and 2010 Plan. For further information on restructuring, see Note 7 of the Notes to Consolidated Financial Statements.

Impairment of intangible assets and goodwill and Loss and impairment of assets held for sale

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Impairment of intangible assets and goodwill	$27	$ 27	NA	$—	$(7,419)	100%	$7,419
Percentage of total net revenue	0%			0%			121%
Loss and impairment of assets held for sale	$ 2	$(28)	(93)%	$30	$ (16)	(35)%	$ 46
Percentage of total net revenue	0%			1%			1%

During fiscal 2011, we recorded an impairment of $27 million which reduced the gross carrying value of indefinite-lived tradenames. This impairment charge was due to reductions in expected future cash flows for certain indefinite-lived tradenames related to the Consumer segment. This impairment charge was recorded within Impairment of intangible assets and goodwill on the Consolidated Statements of Operations.

During fiscal 2010 and 2009, we recognized impairments of $20 million and $46 million, respectively, on certain land and buildings classified as held for sale. The impairments were recorded in accordance with the authoritative guidance that requires a long-lived asset classified as held for sale to be measured at the lower of its carrying amount or fair value, less cost to sell. Also, in fiscal 2010, we sold assets for $42 million which resulted in losses of $10 million. We sold properties in fiscal 2009 for $40 million with an immaterial loss.

During fiscal 2009, we concluded that there were impairment indicators, including the challenging economic environment and a decline in our market capitalization, which required us to perform an interim goodwill impairment analysis. As a result, we incurred a total impairment charge of $7.4 billion for fiscal 2009.

Non-operating income and expense

	Fiscal 2011	2011 vs. 2010 $	2011 vs. 2010 %	Fiscal 2010	2010 vs. 2009 $	2010 vs. 2009 %	Fiscal 2009
				($ in millions)			
Interest income	$ 10			$ 6			$ 37
Interest expense	(143)			(129)			(125)
Other (expense) income, net	(2)			55			8
Loss on early extinguishment of debt	(16)			—			—
Total	$(151)	$(83)	122%	$ (68)	$12	(15)%	$ (80)
Percentage of total net revenue	(2)%			(1)%			(1)%

The increase in interest expense during fiscal 2011, as compared to fiscal 2010, is due to the Senior Notes issued in the second quarter of fiscal 2011. Other (expense) income, net for fiscal 2011 includes a $21 million loss from the liquidation of certain foreign legal entities, partially offset by a realized gain on marketable securities. Other (expense) income, net for fiscal 2010 included net gains of $47 million from the liquidation of certain foreign legal entities. The Loss on early extinguishment of debt of $16 million was due to the repurchase of $500 million of aggregate principal amount of the 0.75% Notes due on June 15, 2011. See Note 6 of the Notes to Consolidated Financial Statements.

The decrease in interest income during fiscal 2010, as compared to fiscal 2009, was due to a lower average yield on our invested cash and short-term investment balances. Interest expense for fiscal 2010, as compared to fiscal 2009, remained relatively consistent. Other (expense) income, net for fiscal 2010 included net gains of $47 million from the liquidation of certain foreign legal entities. The liquidations resulted in the release of cumulative translation adjustments from accumulated other comprehensive income related to these entities.

Provision for income taxes

	Fiscal		
	2011	2010	2009
	($ in millions)		
Provision for income taxes	$105	$112	$183
Effective tax rate on earnings	14%	13%	(3)%

Our effective tax rate was approximately 14%, 13%, and (3)% in fiscal 2011, fiscal 2010, and 2009, respectively.

The tax expense in fiscal 2011 was reduced by the following benefits: (1) $49 million arising from the Veritas v Commissioner Tax Court decision further discussed below, (2) $15 million from the reduction of our valuation allowance for certain deferred tax assets, and (3) $21 million tax benefit from lapses of statutes of limitation, and (4) $7 million tax benefit from the conclusion of U.S. and foreign audits.

The tax expense in fiscal 2010 was significantly reduced by the following benefits: (1) $79 million tax benefit arising from the *Veritas v. Commissioner* Tax Court decision, (2) $11 million tax benefit from the reduction of our valuation allowance for certain deferred tax assets, (3) $17 million tax benefit from lapses of statutes of limitation, (4) $9 million tax benefit from the conclusion of U.S. and foreign audits, (5) $7 million tax benefit to adjust taxes provided in prior periods, and (6) $6 million tax benefit from current year discrete events. The change in the valuation allowance follows discussions with Irish Revenue in the third quarter of fiscal 2010, the result of which accelerates the timing of the use of certain Irish tax loss carryforwards in the future. The tax expense in fiscal 2009 was materially impacted by the inclusion of a $56 million tax benefit associated with the $7.0 billion impairment of goodwill in the third quarter of fiscal 2009.

The effective tax rates for all periods presented otherwise reflects the benefits of lower-taxed foreign earnings and losses from our joint venture with Huawei Technologies Co., Limited, domestic manufacturing incentives, and research and development credits, partially offset by state income taxes. Substantially all of the foreign earnings were generated by subsidiaries in Ireland and Singapore.

As a result of the impairment of goodwill in fiscal 2009, we have cumulative pre-tax book losses, as measured by the current and prior two years. We considered the negative evidence of this cumulative pre-tax book loss position on our ability to continue to recognize deferred tax assets that are dependent upon future taxable income for realization. Levels of future taxable income are subject to the various risks and uncertainties discussed in Part I, Item 1A, *Risk Factors,* set forth in this annual report. We considered the following as positive evidences: the vast majority of the goodwill impairment is not deductible for tax purposes and thus will not result in tax losses; we have a strong, consistent taxpaying history; we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that these positive evidences outweigh the negative evidence and, thus, that the deferred tax assets as of April 1, 2011of $536 million, after application of the valuation allowances, are realizable on a "more likely than not" basis.

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe $867 million of additional taxes, excluding interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. On June 26, 2006, we filed a petition with the U.S. Tax Court, Veritas v Commissioner, protesting the IRS claim for such additional taxes. During July 2008, we completed the trial phase of the Tax Court case, which dealt with the remaining issue covered in the assessment. At trial, the IRS changed its position with respect to this remaining issue, which decreased the remaining amount at issue from $832 million to $545 million, excluding interest.

On December 10, 2009, the U.S. Tax Court issued its opinion, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between Veritas and its offshore subsidiary. The Tax Court judge provided guidance as to how adjustments would be made to correct the application of the method used by Veritas. We remeasured and decreased our liability for unrecognized tax benefits accordingly, resulting in a $79 million tax benefit in the third quarter of fiscal 2010. In June 2010, we reached an agreement with the IRS concerning the amount of the adjustment related to the U.S. Tax Court decision. As a result of the agreement, we further reduced our liability for unrecognized tax benefits, resulting in an additional

$39 million tax benefit in the first quarter of fiscal 2011. In March 2011, we reached agreement with Irish Revenue concerning compensating adjustments arising from this matter, resulting in an additional $10 million tax benefit in the fourth quarter of fiscal 2011. This matter has now been closed and no further adjustments to the accrued liability are warranted.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the Veritas 2002 through 2005 tax years assessing additional taxes due. We agree with $30 million of the tax assessment, excluding interest, but will contest the other $80 million of tax assessed and all penalties. The unagreed issues concern transfer pricing matters comparable to the one that was resolved in our favor in the *Veritas v. Commissioner* Tax Court decision. On January 15, 2010 we filed a protest with the IRS in connection with the $80 million of tax assessed. On September 28, 2010, the case was formally accepted into the IRS Appeals process for consideration. This matter remains outstanding.

We continue to monitor the progress of ongoing tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

Loss from joint venture

	Fiscal 2011	2011 vs. 2010		Fiscal 2010	2010 vs. 2009		Fiscal 2009
		$	%		$	%	
	($ in millions)						
Loss from joint venture	$31	$(8)	(21)%	$39	$(14)	(26)%	$53
Percentage of total net revenue	1%			1%			1%

On February 5, 2008, Symantec formed Huawei-Symantec, Technologies Co., Limited ("joint venture") with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. The joint venture develops, manufactures, markets and supports security and storage appliances for global telecommunications carriers and enterprise customers.

For fiscal 2011, we recorded a loss of approximately $31 million related to our share of the joint venture's net loss incurred for the period from January 1, 2010 to December 31, 2010. For fiscal 2010, we recorded a loss of approximately $39 million related to our share of the joint venture's net loss incurred for the period from January 1, 2009 to December 31, 2009. For fiscal 2009, we recorded a loss of approximately $53 million related to our share of the joint venture's net loss incurred for the period from February 5, 2008 (its date of inception) to December 31, 2008.

Loss attributable to noncontrolling interest

In fiscal 2011, we completed the acquisition of the identity and authentication business of VeriSign, Inc. ("VeriSign"), including a controlling interest in its subsidiary VeriSign Japan K.K. ("VeriSign Japan"), a publicly traded company on the Tokyo Stock Exchange. Given the Company's majority ownership interest of approximately 54% in VeriSign Japan, the accounts of VeriSign Japan have been consolidated with the accounts of the Company, and a noncontrolling interest has been recorded for the noncontrolling investors' interests in the equity and operations of VeriSign Japan. For fiscal 2011, the loss attributable to the noncontrolling interest in VeriSign Japan was $4 million.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Cash

We have historically relied on cash flow from operations, borrowings under a credit facility, and issuances of debt and equity securities for our liquidity needs. As of April 1, 2011, we had cash and cash equivalents of $3 billion resulting in a net liquidity position of approximately $4 billion, which is defined as cash and cash equivalents and unused availability of the credit facility.

Senior Notes. In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% Notes due September 15, 2015 and $750 million in principal amount of 4.20% Notes due September 15, 2020, for an aggregate principal amount of $1.1 billion.

Revolving Credit Facility. In the second quarter of fiscal 2011, we also entered into a $1 billion senior unsecured revolving credit facility that expires in September 2014. Under the terms of this credit facility, we must comply with certain financial and non-financial covenants, including a covenant to maintain a specified ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization). As of April 1, 2011, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

In addition, in the second quarter of fiscal 2011, we terminated our previous $1 billion senior unsecured revolving credit facility that we entered into in July 2006. At the time of termination, there was no outstanding balance on the credit facility. The original expiration date for this credit facility was July 2011.

We believe that our existing cash and investment balances, our borrowing capacity, our ability to issue new debt instruments, and cash generated from operations will be sufficient to meet our working capital and capital expenditures requirements for at least the next 12 months.

Uses of Cash

Our principal cash requirements include working capital, capital expenditures and payments of principal and interest on our debt and taxes. In addition, we regularly evaluate our ability to repurchase stock and acquire other businesses.

Acquisition-related. In fiscal 2011, we acquired the identity and authentication business of VeriSign, as well as PGP, GuardianEdge and two other companies for an aggregate amount of $1.5 billion, net of cash acquired. In fiscal 2010, we acquired two companies for an aggregate payment of $31 million, net of cash acquired. For fiscal 2009, we acquired MessageLabs, PC Tools, SwapDrive, and several other companies for an aggregate payment of $1.1 billion, net of cash acquired.

Convertible Senior Notes. In June 2006, we issued $1.1 billion principal amount of 0.75% Notes due June 15, 2011, and $1.0 billion principal amount of 1.00% Notes due June 15, 2013, to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. In fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% Notes in privately negotiated transactions for approximately $510 million. Concurrently with the repurchase, we sold a proportionate share of the note hedges that we entered into at the time of the issuance of the Convertible Senior Notes back to the note hedge counterparties for approximately $13 million. The net cost of the repurchase of the 0.75% Notes and the concurrent sale of the note hedges was $497 million in cash. We did not pay any amount of the 0.75% Notes or the 1.00% Notes other than the related interest costs in either of fiscal 2010 or 2009.

Stock Repurchases. We repurchased 57 million, 34 million, and 42 million shares for $872 million, $553 million, and $700 million during fiscal 2011, 2010, and 2009, respectively. As of April 1, 2011, we had $877 million remaining under the plan authorized for future repurchases.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows:

	Fiscal		
	2011	2010	2009
	(In millions)		
Net cash provided by (used in):			
Operating activities	$ 1,794	$1,693	$1,671
Investing activities	(1,760)	(65)	(961)
Financing activities	(184)	(441)	(677)

Operating Activities

Net cash provided by operating activities was $1.8 billion for fiscal 2011, which resulted from net income of $593 million adjusted for non-cash items, including depreciation and amortization charges of $743 million and stock-based compensation expense of $145 million, and an increase in deferred revenue of $442 million. These amounts were partially offset by a decrease in income taxes payable of $128 million.

Net cash provided by operating activities was $1.7 billion for fiscal 2010, which resulted from net income of $714 million adjusted for non-cash items, including depreciation and amortization charges of $837 million and stock-based compensation expense of $155 million. These amounts were partially offset by a decrease in income taxes payable of $95 million primarily related to the outcome of the *Veritas v. Commissioner* Tax Court decision; see Note 12 of the Notes to Consolidated Financial Statements.

Net cash provided by operating activities was $1.7 billion for fiscal 2009, which resulted from non-cash charges related to depreciation and amortization expenses of $933 million and the $7.4 billion goodwill impairment charge offset by the net loss of $6.8 billion.

Investing Activities

Net cash used in investing activities of $1.8 billion for fiscal 2011 was due to $1.5 billion of payments for our fiscal 2011 acquisitions, net of cash acquired, and $268 million paid for capital expenditures.

Net cash used in investing activities was $65 million for fiscal 2010 and was primarily due to $248 million paid for capital expenditures, partially offset by net proceeds from the sale of available-for-sale securities of $190 million.

Net cash used in investing activities was $1.0 billion for fiscal 2009 and was primarily due to an aggregate payment of $1.1 billion in cash for acquisitions, net of cash acquired, and $272 million paid for capital expenditures, partially offset by net proceeds of $336 million from the sale of short-term investments which were used to partially fund acquisitions.

Financing Activities

Net cash used in financing activities of $184 million for fiscal 2011 was primarily due to repurchases of common stock of $872 million and repurchases of long-term debt of $510 million, partially offset by proceeds from debt issuance, net of discount, of $1.1 billion and net proceeds from sales of common stock through employee stock plans of $122 million.

Net cash used in financing activities of $441 million for fiscal 2010 was due to repurchases of common stock of $553 million, partially offset by net proceeds from sales of common stock through employee stock plans of $124 million.

Net cash used in financing activities was $677 million for fiscal 2009 and was primarily due to repurchases of common stock of $700 million and the repayment of $200 million on our revolving credit facility, partially offset by net proceeds from sales of common stock through employee stock plans of $229 million.

As of April 1, 2011, $1.6 billion of the $3 billion of cash, cash equivalents, and marketable securities was held by our foreign subsidiaries. We have provided U.S. deferred taxes on a portion of our undistributed foreign earnings sufficient to address the incremental U.S. tax that would be due if we needed these funds for our operations in the U.S.

Contractual Obligations

The following is a schedule by years of our significant contractual obligations as of April 1, 2011:

	Payments Due by Period					
	Total	Fiscal 2012	Fiscal 2013 and 2014	Fiscal 2015 and 2016	Fiscal 2017 and Thereafter	Other
	(In millions)					
Senior Notes[1]	$1,100	$ —	$ —	$350	$750	$ —
Interest payments on Senior Notes[1]	342	41	82	77	142	—
Convertible Senior Notes[2]	1,600	600	1,000	—	—	—
Interest payments on Convertible Senior Notes[2]	27	12	15	—	—	—
Purchase obligations[3]	373	334	39	—	—	—
Operating leases[4]	408	94	145	79	90	—
Norton royalty agreement[5]	2	2	—	—	—	—
Uncertain tax positions[6]	361	—	—	—	—	361
Total contractual obligations	$4,213	$1,083	$1,281	$506	$982	$361

(1) In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% Notes due September 15, 2015 and $750 million in principal amount of 4.20% Notes due September 15, 2020. Interest payments were calculated based on terms of the related notes. For further information on the Senior Notes, see Note 6 of the Notes to Consolidated Financial Statements.

(2) In the first quarter of fiscal 2007, we issued $1.1 billion in principal amount of 0.75% Notes due June 15, 2011 and $1.0 billion in principal amount of 1.00% Notes due June 15, 2013. In the second quarter of fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% Notes. Interest payments were calculated based on terms of the related notes. For further information on the Convertible Senior Notes, see Note 6 of the Notes to Consolidated Financial Statements.

(3) These amounts are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(4) We have entered into various noncancelable operating lease agreements that expire on various dates through 2029. The amounts in the table above include $32 million in exited or excess facility costs related to restructuring activities, excluding expected sublease income.

(5) In June 2007, we amended an existing royalty agreement with Peter Norton for the licensing of certain publicity rights. As a result, we recorded a long-term liability reflecting the net present value of expected future royalty payments due to Mr. Norton.

(6) As of April 1, 2011, we reflected $361 million in long term taxes payable related to uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond the next twelve months due to uncertainties in the timing of the commencement and settlement of potential tax audits and controversies.

Indemnifications

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Recently Issued and Adopted Authoritative Guidance

In the first quarter of fiscal 2011, we adopted new authoritative guidance which changes the model for determining whether an entity should consolidate a variable interest entity ("VIE"). The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity's residual returns. The adoption of this guidance did not have an impact on our consolidated financial statements for fiscal 2011.

In the fourth quarter of fiscal 2011, updated authoritative guidance was issued to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, we will need to consider whether there are any adverse qualitative factors indicating that an impairment may exist. The adoption of this guidance will be effective beginning April 2, 2011, the first quarter of our fiscal 2012. The updated guidance may require us to perform the Step 2 for our Services reporting unit upon adoption. The adoption of this guidance could potentially result in an impairment of the goodwill recorded in the Services reporting unit of up to $19 million.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We are exposed to various market risks related to fluctuations in interest rates, foreign currency exchange rates, and equity prices. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our short-term investment portfolio and the potential losses arising from changes in interest rates. Our investment objective is to achieve the maximum return compatible with capital preservation and our liquidity requirements. Our strategy is to invest our cash in a manner that preserves capital, maintains sufficient liquidity to meet our cash requirements, maximizes yields consistent with approved credit risk, and limits inappropriate concentrations of investment by sector, credit, or issuer. We classify our cash equivalents and short-term investments in accordance with the authoritative guidance on investments. We consider investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. We classify our short-term investments as available-for-sale. Short-term investments consist of marketable debt or equity securities with original maturities in excess of 90 days. Our cash equivalents and short-term investment portfolios consist primarily of money market funds, commercial paper, corporate debt securities, and U.S. government and government-sponsored debt securities. Our short-term investments do not include equity investments in privately held companies. Our short-term investments are reported at fair value with unrealized gains and losses, net of tax, included in Accumulated other comprehensive income within Stockholders' equity in the Consolidated Balance Sheets. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in Other income, net in the Consolidated Statements of Operations. We use the specific identification method to determine cost in calculating realized gains and losses upon the sale of short-term investments.

The following table presents the fair value and hypothetical changes in fair values on short-term investments sensitive to changes in interest rates:

	Value of Securities Given an Interest Rate Increase of X Basis Points (bps)			Fair Value As of	Value of Securities Given an Interest Rate Decrease of X Basis Points (bps)	
	150 bps	100 bps	50 bps		(25 bps)	(75 bps)
			(In millions)			
April 1, 2011	$ 5	$ 5	$ 5	$ 5	$ 5	*
April 2, 2010	$10	$10	$10	$10	$10	*

* Amount not applicable

The modeling technique used above measures the change in fair market value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus 150 bps, plus 100 bps, plus 50 bps, and minus 25 bps.

As of April 1, 2011, we had $1.1 billion in principal amount of fixed-rate Senior Notes outstanding, with a carrying amount of $1.1 billion and a fair value of $1.05 billion, which fair value is based on market prices. As of April 1, 2011, a hypothetical 50 BPS increase or decrease in market interest rates would change the fair value of the fixed-rate debt by a decrease of approximately $34 million and an increase of approximately $35 million, respectively. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt.

Foreign Currency Exchange Rate Risk

We conduct business in 43 currencies through our worldwide operations and, as such, we are exposed to foreign currency risk. Foreign currency risks are associated with our cash and cash equivalents, investments, receivables, and payables denominated in foreign currencies. Fluctuations in exchange rates will result in foreign exchange gains and losses on these foreign currency assets and liabilities and are included in Other income, net. Our objective in managing foreign exchange activity is to preserve stockholder value by minimizing the risk of foreign currency exchange rate changes. Our strategy is to primarily utilize forward contracts to hedge foreign currency exposures. Under our program, gains and losses in our foreign currency exposures are offset by losses and gains on our forward contracts. Our forward contracts generally have terms of one to six months. At the end of the reporting period, open contracts are marked-to-market with unrealized gains and losses included in Other income, net.

The following table presents a sensitivity analysis on our foreign forward exchange contract portfolio using a statistical model to estimate the potential gain or loss in fair value that could arise from hypothetical appreciation or depreciation of foreign currency:

Foreign Forward Exchange Contracts	Value of Contracts Given X% Appreciation of Foreign Currency		Notional Amount	Value of Contracts Given X% Depreciation of Foreign Currency	
	10%	5%		(5)%	(10)%
			(In millions)		
Purchased, April 1, 2011	$217	$208	$199	$188	$177
Sold, April 1, 2011	$271	$283	$298	$313	$331
Purchased, April 2, 2010	$217	$209	$199	$189	$177
Sold, April 2, 2010	$236	$248	$260	$274	$289

Equity Price Risk

In June 2006, we issued $1.1 billion in principal amount of 0.75% Notes and $1.0 billion in principal amount of 1.00% Notes. We received proceeds of $2.1 billion from the 0.75% Notes and 1.00% Notes and incurred net transaction costs of approximately $33 million, of which $9 million was allocated to equity and the remainder allocated proportionately to the 0.75% Notes and 1.00% Notes. The 0.75% Notes and 1.00% Notes were each issued at par and bear interest at 0.75% and 1.00% per annum, respectively. Interest is payable semiannually in arrears on June 15 and December 15. Concurrent with the issuance of the 0.75% Notes and 1.00% Notes, the Company entered into note hedge transactions with affiliates of certain initial purchasers whereby the Company has the option to purchase up to 110 million shares of Symantec common stock at a price of $19.12 per share. The cost of the note hedge transactions was approximately $592 million.

In September 2010, we repurchased $500 million aggregate principal amount of our 0.75% Notes. Concurrently with this repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million, which represents the difference between book value of the notes net of the remaining unamortized discount prior to repurchase and the fair value of the liability component of the notes upon repurchase. The net cost of the repurchase of the 0.75% Notes and the concurrent sale of the note hedges was $497 million in cash.

The Convertible Senior Notes have a fixed annual interest rate and therefore, we do not have economic interest rate exposure on the Convertible Senior Notes. However, the values of the Convertible Senior Notes are exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Convertible Senior Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair values of our Convertible Senior Notes are affected by our stock price. The carrying value of the 0.75% Notes was $596 million as of April 1, 2011. This represents the liability component of the $600 million principal balance as of April 1, 2011. The total estimated fair value of our 0.75% Notes at April 1, 2011 was $618 million and the fair value was determined based on the closing trading price per $100 of the 0.75% Notes as of the last day of trading for the fourth quarter of fiscal 2011, which was $103.00. The carrying value of the 1.00% Notes was $890 million as of April 1, 2011. This represents the liability component of the $1.0 billion principal balance as of April 1, 2011. The total estimated fair value of our 1.00% Notes at April 1, 2011 was $1.2 billion and the fair value was determined based on the closing trading price per $100 of the 1.00% Notes as of the last day of trading for the fourth quarter of fiscal 2011, which was $120.81.

For business and strategic purposes, we also hold equity interests in several privately held companies, many of which can be considered to be in the start-up or development stages. These investments are inherently risky and we could lose a substantial part or our entire investment in these companies. These investments are recorded at cost and classified as Other long-term assets in the Consolidated Balance Sheets. As of April 1, 2011, these investments had an aggregate carrying value of $30 million.

Item 8. *Financial Statements and Supplementary Data*

Annual Financial Statements

The consolidated financial statements and related disclosures included in Part IV, Item 15 of this annual report are incorporated by reference into this Item 8.

Selected Quarterly Financial Data

	Fiscal 2011				Fiscal 2010			
	Apr. 1, 2011	Dec. 31, 2010	Oct. 1, 2010	Jul. 2, 2010	Apr. 2, 2010	Jan. 1, 2010[(a)] As Adjusted	Oct. 2, 2009[(a)] As Adjusted	Jul. 3, 2009[(a)] As Adjusted
	(In millions, except per share data)							
Net revenue	$1,673	$1,604	$1,480	$1,433	$1,531	$1,548	$1,474	$1,432
Gross profit	1,403	1,340	1,234	1,168	1,255	1,290	1,215	1,120
Operating income	239	229	218	194	247	277	257	152
Net income	166	132	134	161	184	301	155	74
Less: Loss attributable to noncontrolling interest[(b)]	(2)	—	(2)	—	—	—	—	—
Net income attributable to Symantec Corporation stockholders	168	132	136	161	184	301	155	74
Net income per share attributable to Symantec Corporation stockholders — basic	$ 0.23	$ 0.17	$ 0.17	$ 0.20	$ 0.23	$ 0.37	$ 0.19	$ 0.09
Net income per share attributable to Symantec Corporation stockholders — diluted	$ 0.22	$ 0.17	$ 0.17	$ 0.20	$ 0.23	$ 0.37	$ 0.19	$ 0.09

(a) The amounts previously reported on Form 10-Q for fiscal 2010 have been adjusted for the joint venture's adoption of authoritative guidance on revenue recognition. As a result of our joint venture's adoption of the guidance, our net income increased by $1 million, $5 million and $1 million during our first, second and third quarters of fiscal 2010, respectively.

(b) On August 9, 2010, we completed the acquisition of the identity and authentication business of VeriSign, Inc. ("VeriSign"), including a controlling interest in its subsidiary VeriSign Japan K.K. ("VeriSign Japan"), a publicly traded company on the Tokyo Stock Exchange. Given the Company's majority ownership interest in VeriSign Japan, the accounts of VeriSign Japan have been consolidated with the accounts of the Company, and a noncontrolling interest has been recorded for the noncontrolling investors' interests in the equity and operations of VeriSign Japan. For more information, see Note 3 of the Notes to Consolidated Financial Statements in this annual report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Symantec. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 1, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We have excluded from our evaluation, the internal control over financial reporting of the identity and authentication business acquired from VeriSign, Inc. and subsidiaries ("VeriSign"), which we acquired on August 9, 2010, as discussed in Note 3 of the Notes to Consolidated Financial Statements in this annual report. As of April 1, 2011, total net tangible assets subject to VeriSign's internal control over financial reporting represented $178 million or 1% of our total assets. Total revenue subject to VeriSign's internal control over financial reporting represented $137 million of net revenue, or less than 2% of net revenue for the fiscal year ended April 1, 2011. As noted below, our internal control over financial reporting, subsequent to the date of acquisition, includes certain additional internal controls relating to the identity and authentication business of VeriSign, in addition to VeriSign's internal control over financial reporting.

Our management has concluded that, as of April 1, 2011, our internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of April 1, 2011, which is included in Part IV, Item 15 of this annual report.

(c) Changes in Internal Control over Financial Reporting

As a result of our acquisition of the identity and authentication business of VeriSign on August 9, 2010, our internal control over financial reporting, subsequent to the date of acquisition, includes certain additional internal controls relating to such acquisition. Except as described above, there were no changes in our internal control over financial reporting during the quarter ended April 1, 2011 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 11. *Executive Compensation*

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 14. *Principal Accountant Fees and Services*

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

Upon written request, we will provide, without charge, a copy of this annual report, including the consolidated financial statements and financial statement schedule. All requests should be sent to:

Symantec Corporation
Attn: Investor Relations
350 Ellis Street
Mountain View, California 94043
650-527-8000

a) The following documents are filed as part of this report:

Schedules other than those listed above have been omitted since they are either not required, not applicable, or the information is otherwise included.

3. Exhibits: The following exhibits are filed as part of or furnished with this annual report as applicable:

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.01	Amended and Restated Certificate of Incorporation of Symantec Corporation	S-8	333-119872	4.01	10/21/04	
3.02	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Symantec Corporation	S-8	333-126403	4.03	07/06/05	
3.03	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Symantec Corporation	10-Q	000-17781	3.01	08/05/09	
3.04	Certificate of Designations of Series A Junior Participating Preferred Stock of Symantec Corporation	8-K	000-17781	3.01	12/21/04	
3.05	Bylaws, as amended, of Symantec Corporation	8-K	000-17781	3.01	05/02/11	
4.01	Form of Common Stock Certificate	S-3ASR	333-139230	4.07	12/11/06	
4.02	Indenture related to the 0.75% Convertible Senior Notes, due 2011, dated as of June 16, 2006, between Symantec Corporation and U.S. Bank National Association, as trustee (including form of 0.75% Convertible Senior Notes due 2011)	8-K	000-17781	4.01	06/16/06	
4.03	Indenture related to the 1.00% Convertible Senior Notes, due 2013, dated as of June 16, 2006, between Symantec Corporation and U.S. Bank National Association, as trustee (including form of 1.00% Convertible Senior Notes due 2013)	8-K	000-17781	4.02	06/16/06	
4.04	Form of Master Terms and Conditions For Convertible Bond Hedging Transactions between Symantec Corporation and each of Bank of America, N.A. and Citibank, N.A., respectively, dated June 9, 2006, including Exhibit and Schedule thereto	10-Q	000-17781	10.04	08/09/06	
4.05	Form of Master Terms and Conditions For Warrants Issued by Symantec Corporation between Symantec Corporation and each of Bank of America, N.A. and Citibank, N.A., respectively, dated June 9, 2006, including Exhibit and Schedule thereto	10-Q	000-17781	10.05	08/09/06	
4.06	Convertible Note Purchase and Amendment Agreement, dated September 17, 2010, between Symantec Corporation and Bank of America, N.A.	10-Q	000-17781	10.04	11/03/10	
4.07	Convertible Note Purchase and Amendment Agreement, dated September 17, 2010, between Symantec Corporation and Citibank, N.A.	10-Q	000-17781	10.05	11/03/10	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.08	Credit Agreement, dated as of September 8, 2010, by and among Symantec Corporation, the lenders party thereto (the "Lenders"), Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and Citibank, N.A., as Co-Syndication Agents, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents, and Wells Fargo Securities, LLC, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Bookrunners and Joint Lead Arrangers	10-Q	000-17781	4.01	11/03/10	
4.09	Indenture, dated September 16, 2010, between Symantec Corporation and Wells Fargo Bank, National Association, as trustee	8-K	000-17781	4.01	09/16/10	
4.10	Form of Global Note for Symantec's 2.750% Senior Note due 2015 (contained in Exhibit No. 4.02)	8-K	000-17781	4.03	09/16/10	
4.11	Form of Global Note for Symantec's 4.200% Senior Note due 2020 (contained in Exhibit No. 4.02)	8-K	000-17781	10.04	09/16/10	
10.01*	Form of Indemnification Agreement with Officers and Directors, as amended (form for agreements entered into prior to January 17, 2006)	S-1	33-28655	10.17	06/21/89	
10.02*	Form of Indemnification Agreement for Officers, Directors and Key Employees	8-K	000-17781	10.01	01/23/06	
10.03*	Veritas Software Corporation 1993 Equity Incentive Plan, including form of Stock Option Agreement	10-K	000-17781	10.03	06/09/06	
10.04*	Symantec Corporation 1996 Equity Incentive Plan, as amended, including form of Stock Option Agreement and form of Restricted Stock Purchase Agreement	10-K	000-17781	10.05	06/09/06	
10.05*	Symantec Corporation Deferred Compensation Plan, restated and amended January 1, 2010, as adopted December 15, 2009	10-K	000-17781	10.05	05/24/10	
10.06*	Brightmail Inc. 1998 Stock Option Plan, including form of Stock Option Agreement and form of Notice of Assumption	10-K	000-17781	10.08	06/09/06	
10.07*	Altiris, Inc. 1998 Stock Option Plan	S-8	333-141986	99.01	04/10/07	
10.08*	Form of Notice of Grant of Stock Option under the Altiris, Inc. 1998 Stock Option Plan	S-8	333-141986	99.02	04/10/07	
10.09*	Symantec Corporation 2000 Director Equity Incentive Plan, as amended	10-K	000-17781	10.09	06/01/09	
10.10*	Symantec Corporation 2001 Non-Qualified Equity Incentive Plan	10-K	000-17781	10.12	06/09/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.11*	Amended and Restated Symantec Corporation 2002 Executive Officers' Stock Purchase Plan	8-K	000-17781	10.01	01/25/08	
10.12*	Altiris, Inc. 2002 Stock Plan	S-8	333-141986	99.03	04/10/07	
10.13*	Form of Stock Option Agreement under the Altiris, Inc. 2002 Stock Plan	S-8	333-141986	99.04	04/10/07	
10.14*	Vontu, Inc. 2002 Stock Option/Stock Issuance Plan, as amended	S-8	333-148107	99.02	12/17/07	
10.15*	Form of Vontu, Inc. Stock Option Agreement	S-8	333-148107	99.03	12/17/07	
10.16*	Veritas Software Corporation 2003 Stock Incentive Plan, as amended and restated, including form of Stock Option Agreement, form of Stock Option Agreement for Executives and Senior VPs and form of Notice of Stock Option Assumption	10-K	000-17781	10.15	06/09/06	
10.17*	Symantec Corporation 2004 Equity Incentive Plan, as amended, including Stock Option Grant — Terms and Conditions, form of RSU Award Agreement, form of RSU Award Agreement for Non-Employee Directors and form of PRU Award Agreement					X
10.18*	Altiris, Inc. 2005 Stock Plan	S-8	333-141986	99.05	04/10/07	
10.19*	Form of Incentive Stock Option Agreement under the Altiris, Inc. 2005 Stock Plan, as amended	S-8	333-141986	99.06	04/10/07	
10.20*	Symantec Corporation 2008 Employee Stock Purchase Plan, as amended	10-Q	000-17781	10.2	11/03/10	
10.21*	Offer Letter, dated February 8, 2006, from Symantec Corporation to James A. Beer	10-K	000-17781	10.17	06/09/06	
10.22*	Letter Agreement, dated April 6, 2009, between Symantec Corporation and John W. Thompson	8-K	000-17781	10.01	04/09/09	
10.23*	Employment Agreement, dated September 23, 2009, between Symantec Corporation and Enrique Salem	8-K	000-17781	10.01	09/29/09	
10.24*	Separation and Release Agreement, effective August 31, 2010, between Symantec Corporation and Greg Hughes	8-K	000-17781	10.01	09/07/10	
10.25*	FY11 Long Term Incentive Plan	10-Q	000-17781	10.04	08/04/10	
10.26*	Form of FY11 Executive Annual Incentive Plan — Chief Executive Officer	10-Q	000-17781	10.01	08/04/10	
10.27*	Form of FY11 Executive Annual Incentive Plan — Executive Vice President and Group President — 90%	10-Q	000-17781	10.02	08/04/10	
10.28*	Form of FY11 Executive Annual Incentive Plan — Executive Vice President and Group President	10-Q	000-17781	10.03	08/04/10	
10.29*	FY12 Long Term Incentive Plan					X
10.30*	Form of FY12 Executive Annual Incentive Plan — Chief Executive Officer					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.31*	Form of FY12 Executive Annual Incentive Plan — Executive Vice President and Group President — 95%					X
10.32*	Form of FY12 Executive Annual Incentive Plan — Executive Vice President and Group President					X
10.33*	Symantec Senior Executive Incentive Plan, as amended and restated	10-Q	000-17781	10.03	11/07/08	
10.34*	Symantec Executive Retention Plan, as amended	10-Q	000-17781	10.05	08/07/07	
10.35*	Amendment to the Symantec Executive Retention Plan, effective January 1, 2009	10-Q	000-17781	10.01	02/05/10	
10.36	Assignment of Copyright and Other Intellectual Property Rights, by and between Peter Norton and Peter Norton Computing, Inc., dated August 31, 1990	S-4	33-35385	10.37	06/13/90	
10.37†	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California	S-1/A	333-83777	10.27 Exhibit C	08/06/99	
10.38‡	Second Amended and Restated Symantec Online Store Agreement, by and among Symantec Corporation, Symantec Limited, Digital River, Inc. and Digital River Ireland Limited, entered into on October 19, 2006	10-Q	000-17781	10.02	02/07/07	
10.39	Amendment, dated June 20, 2007, to the Amended and Restated Agreement Respecting Certain Rights of Publicity dated as of August 31, 1990, by and between Peter Norton and Symantec Corporation	10-Q	000-17781	10.01	08/07/07	
10.40	Amendment, effective December 6, 2010, to the Trademark License Agreement, dated August 9, 2010, by and between VeriSign, Inc. and Symantec Corporation	10-Q	000-17781	10.01	02/02/11	
21.01	Subsidiaries of Symantec Corporation					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see Signature page to this annual report)					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01††	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
32.02[††]	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Schema Linkbase Document					X
101.CAL	XBRL Taxonomy Calculation Linkbase Document					X
101.LAB	XBRL Taxonomy Labels Linkbase Document					X
101.PRE	XBRL Taxonomy Presentation Linkbase Document					X
101.DEF	XBRL Taxonomy Definition Linkbase Document					X

* Indicates a management contract, compensatory plan or arrangement.

‡ Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934.

† Filed by Veritas Software Corporation.

†† This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited the accompanying consolidated balance sheets of Symantec Corporation and subsidiaries as of April 1, 2011 and April 2, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 1, 2011. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule listed in Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symantec Corporation and subsidiaries as of April 1, 2011 and April 2, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended April 1, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Symantec Corporation's internal control over financial reporting as of April 1, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 20, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
May 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited Symantec Corporation's (the "Company") internal control over financial reporting as of April 1, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Symantec Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A(b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Symantec Corporation maintained, in all material respects, effective internal control over financial reporting as of April 1, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of April 1, 2011, the internal control over financial reporting of the identity and authentication business of VeriSign, Inc. and subsidiaries ("VeriSign"), which was acquired on August 9, 2010 as discussed in Note 3 of the Notes to Consolidated Financial Statements. Total net tangible assets subject to VeriSign's internal control over financial reporting represented $178 million, and total revenue subject to VeriSign's internal control over financial reporting represented $137 million of net revenue. Our audit of internal control over financial reporting of Symantec Corporation and subsidiaries also excluded an evaluation of the internal control over financial reporting of VeriSign.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Symantec Corporation and subsidiaries as of April 1, 2011 and April 2, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended April 1, 2011, and our report dated May 20, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
May 20, 2011

SYMANTEC CORPORATION

CONSOLIDATED BALANCE SHEETS

	April 1, 2011	April 2, 2010
	(In millions, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,950	$ 3,029
Short-term investments	8	15
Trade accounts receivable, net	1,013	856
Inventories	30	25
Deferred income taxes	223	176
Other current assets	262	250
Total current assets	4,486	4,351
Property and equipment, net	1,050	949
Intangible assets, net	1,511	1,179
Goodwill	5,494	4,605
Investment in joint venture	27	58
Other long-term assets	151	90
Total assets	$12,719	$11,232
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 260	$ 214
Accrued compensation and benefits	443	349
Deferred revenue	3,321	2,835
Current portion of long-term debt	596	—
Income taxes payable	24	35
Other current liabilities	249	338
Total current liabilities	4,893	3,771
Long-term debt	1,987	1,871
Long-term deferred revenue	498	371
Long-term deferred tax liabilities	296	195
Long-term income taxes payable	361	426
Other long-term obligations	79	50
Total liabilities	8,114	6,684
Commitments and contingencies		
Stockholders' equity:		
Symantec Corporation stockholders' equity:		
Common stock (par value: $0.01, 3,000 shares authorized; 972 and 1,182 shares issued at April 1, 2011 and April 2, 2010; 758 and 798 shares outstanding at April 1, 2011 and April 2, 2010)	8	8
Additional paid-in capital	8,361	8,990
Accumulated other comprehensive income	171	159
Accumulated deficit	(4,012)	(4,609)
Total Symantec Corporation stockholders' equity	4,528	4,548
Noncontrolling interest in subsidiary	77	—
Total stockholders' equity	4,605	4,548
Total liabilities and stockholders' equity	$12,719	$11,232

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009 *
	(In millions, except per share data)		
Net revenue:			
Content, subscription, and maintenance	$5,266	$5,034	$ 4,863
License	924	951	1,287
Total net revenue	6,190	5,985	6,150
Cost of revenue:			
Content, subscription, and maintenance	903	849	840
License	27	22	35
Amortization of acquired product rights	115	234	352
Total cost of revenue	1,045	1,105	1,227
Gross profit	5,145	4,880	4,923
Operating expenses:			
Sales and marketing	2,622	2,367	2,386
Research and development	862	857	870
General and administrative	390	352	343
Amortization of other purchased intangible assets	270	247	233
Restructuring and transition	92	94	96
Impairment of intangible assets and goodwill	27	—	7,419
Loss and impairment of assets held for sale	2	30	46
Total operating expenses	4,265	3,947	11,393
Operating income (loss)	880	933	(6,470)
Interest income	10	6	37
Interest expense	(143)	(129)	(125)
Other (expense) income, net	(2)	55	8
Loss on early extinguishment of debt	(16)	—	—
Income (loss) before income taxes and loss from joint venture	729	865	(6,550)
Provision for income taxes	105	112	183
Loss from joint venture	31	39	53
Net income (loss)	593	714	(6,786)
Less: Loss attributable to noncontrolling interest	(4)	—	—
Net income (loss) attributable to Symantec Corporation stockholders	$ 597	$ 714	$ (6,786)
Net income (loss) per share attributable to Symantec Corporation stockholders — basic	$ 0.77	$ 0.88	$ (8.17)
Net income (loss) per share attributable to Symantec Corporation stockholders — diluted	$ 0.76	$ 0.87	$ (8.17)
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — basic	778	810	831
Weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted	786	819	831

* As adjusted for the retrospective adoption of authoritative guidance on convertible debt instruments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AS OF APRIL 1, 2011, APRIL 2, 2010 AND APRIL 3, 2009

	Common Stock		Additional Paid-In Capital *	Accumulated Other Comprehensive Income	Accumulated Earnings (Deficit)*	Total Symantec Corporation Stockholders' Equity*	Noncontrolling Interest in Subsidiary	Total Stockholders' Equity*
	Shares	Amount						
					(In millions)			
Balances, March 28, 2008	839	$ 8	$9,487	$160	$ 1,574	$11,229	—	$11,229
Components of comprehensive loss:								
Net loss, as adjusted	—	—	—	—	(6,786)	(6,786)	—	(6,786)
Translation adjustment, net of tax of ($36)	—	—	—	21	—	21	—	21
Reclassification adjustment for net loss on legal liquidation of foreign entities included in net income, net	—	—	—	5	—	5	—	5
Total comprehensive loss						(6,760)		(6,760)
Issuance of common stock under employee stock plans	18	—	230	—	—	230	—	230
Repurchases of common stock	(42)	—	(576)	—	(124)	(700)	—	(700)
Restricted stock units released, net of taxes	2	—	(15)	—	—	(15)	—	(15)
Stock-based compensation, net of estimated forfeitures	—	—	154	—	—	154	—	154
Income tax benefit from employee stock transactions	—	—	9	—	—	9	—	9
Balances, April 3, 2009	817	8	9,289	186	(5,336)	4,147	—	4,147
Components of comprehensive income:								
Net income	—	—	—	—	714	714	—	714
Change in unrealized gain on available-for-sale securities, net of tax	—	—	—	3	—	3	—	3
Translation adjustment, net of tax of $9	—	—	—	17	—	17	—	17
Reclassification adjustment for net gain on legal liquidation of foreign entities included in net income, net	—	—	—	(47)	—	(47)	—	(47)
Total comprehensive income						687	—	687
Issuance of common stock under employee stock plans	12	—	124	—	—	124	—	124
Repurchases of common stock	(34)	—	(566)	—	13	(553)	—	(553)
Restricted stock units released, net of taxes	3	—	(20)	—	—	(20)	—	(20)
Stock-based compensation, net of estimated forfeitures	—	—	154	—	—	154	—	154
Income tax benefit from employee stock transactions	—	—	9	—	—	9	—	9
Balances, April 2, 2010	798	8	8,990	159	(4,609)	4,548	—	4,548
Components of comprehensive income:								
Net income	—	—	—	—	597	597	(4)	593
Change in unrealized gain on available-for-sale securities, net of tax	—	—	—	(1)	—	(1)	—	(1)
Translation adjustment, net of tax of $13	—	—	—	(8)	—	(8)	—	(8)
Reclassification adjustment for net loss on legal liquidation of foreign entities included in net income, net	—	—	—	21	—	21	—	21
Total comprehensive income						609	(4)	605
Issuance of common stock under employee stock plans	7	—	122	—	—	122	—	122
Repurchases of common stock	(57)	—	(870)	—	—	(870)	(2)	(872)
Restricted stock units released, net of taxes	5	—	(28)	—	—	(28)	—	(28)
Stock-based compensation, net of estimated forfeitures	5	—	146	—	—	146	—	146
Noncontrolling interset in subsidiary	—	—	—	—	—	—	84	84
Dividend declared to noncontrolling interest in subsidiary	—	—	—	—	—	—	(1)	(1)
Adjustments to goodwill related to stock options assumed in business combination	—	—	1	—	—	1	—	1
Balances, April 1, 2011	758	$ 8	$8,361	$171	$(4,012)	$ 4,528	$77	$ 4,605

* As adjusted for the retrospective adoption of authoritative guidance on convertible debt instruments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009*
	(In millions)		
OPERATING ACTIVITIES:			
Net income (loss)	$ 593	$ 714	$(6,786)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	647	733	836
Amortization of discount on debt	96	104	97
Stock-based compensation expense	145	155	157
Loss on early extinguishment of debt	16	—	—
Impairment of intangible assets and goodwill	27	—	7,419
Loss and impairment of assets held for sale	2	30	46
Deferred income taxes	5	(41)	(127)
Excess income tax benefit from the exercise of stock options	(7)	(13)	(18)
Loss from joint venture	31	39	53
Net loss (gain) on legal liquidation of foreign entities	21	(47)	5
Other	(13)	—	8
Net change in assets and liabilities, excluding effects of acquisitions:			
Trade accounts receivable, net	(88)	(14)	(85)
Inventories	(4)	3	6
Accounts payable	2	4	(49)
Accrued compensation and benefits	72	(34)	(55)
Deferred revenue	442	114	141
Income taxes payable	(128)	(95)	(15)
Other assets	6	1	66
Other liabilities	(71)	40	(28)
Net cash provided by operating activities	1,794	1,693	1,671
INVESTING ACTIVITIES:			
Purchase of property and equipment	(268)	(248)	(272)
Proceeds from sale of property and equipment	30	45	40
Cash payments for acquisitions, net of cash acquired	(1,537)	(31)	(1,063)
Purchase of equity investments	(7)	(21)	(2)
Purchases of available-for-sale securities	—	(2)	(349)
Proceeds from sales of available-for-sale securities	20	192	685
Other	2	—	—
Net cash used in investing activities	(1,760)	(65)	(961)
FINANCING ACTIVITIES:			
Net proceeds from sales of common stock under employee stock benefit plans	122	124	229
Excess income tax benefit from the exercise of stock options	7	13	18
Tax payments related to restricted stock issuance	(28)	(20)	(16)
Proceeds from debt issuance, net of discount	1,097	—	—
Repurchase of long-term debt	(510)	—	—
Proceeds from sale of bond hedge	13	—	—
Debt issuance costs	(10)	—	—
Repurchase of common stock	(872)	(553)	(700)
Repayment of short-term borrowing	—	—	(200)
Repayment of other long-term obligations	(3)	(5)	(8)
Net cash used in financing activities	(184)	(441)	(677)
Effect of exchange rate fluctuations on cash and cash equivalents	71	49	(130)
Change in cash and cash equivalents	(79)	1,236	(97)
Beginning cash and cash equivalents	3,029	1,793	1,890
Ending cash and cash equivalents	$ 2,950	$3,029	$ 1,793
Supplemental cash flow disclosures:			
Income taxes paid (net of refunds)	$ 224	$ 247	$ 321
Interest expense paid	$ 38	$ 19	$ 23

* As adjusted for the retrospective adoption of authoritative guidance on convertible debt instruments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

SYMANTEC CORPORATION

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Business

Symantec Corporation ("we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries) is a provider of security, storage and systems management solutions that help businesses and consumers secure and manage their information and identities. We provide customers worldwide with software and services that protect, manage and control information risks related to security, data protection, storage, compliance, and systems management. We help our customers manage cost, complexity and compliance by protecting their IT infrastructure as they seek to maximize value from their IT investments.

Principles of Consolidation

The accompanying consolidated financial statements of Symantec Corporation and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States ("U.S."). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation with no impact on previously reported net income.

In fiscal 2011, we completed the acquisition of the identity and authentication business of VeriSign, Inc. ("VeriSign"), including a controlling interest in its subsidiary VeriSign Japan K.K. ("VeriSign Japan"), a publicly traded company on the Tokyo Stock Exchange. Given the Company's majority ownership interest of approximately 54% in VeriSign Japan, the accounts of VeriSign Japan have been consolidated with the accounts of the Company, and a noncontrolling interest has been recorded for the noncontrolling investors' interests in the equity and operations of VeriSign Japan. See Note 3 for further detail.

Fiscal Calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Fiscal Year	Ended	Weeks
2011	April 1, 2011	52
2010	April 2, 2010	52
2009	April 3, 2009	53

Our 2012 fiscal year will consist of 52 weeks and will end on March 30, 2012.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in its valuations. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to the allocation of revenue between recognized and deferred amounts, fair value of financial instruments, valuation of goodwill, intangible assets and long-lived assets, valuation of stock-based compensation, contingencies and litigation, and the valuation allowance for deferred income taxes.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is generally the local currency. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using monthly average exchange rates prevailing during the year. The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income. In the event of liquidation of a foreign subsidiary, the accumulated translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income and included in Other Income, net. As a result of such liquidations in fiscal 2011, 2010, and 2009, we recorded a net loss of $21 million, a net gain of $47 million, and a net loss of $5 million, respectively. Foreign currency transaction gains and losses are also included in Other income, net, in the Consolidated Statements of Operations. We had foreign currency transaction losses of $7 million and $3 million for fiscal 2011 and 2010, respectively. We had a foreign currency transaction gain in fiscal 2009 of $11 million. Deferred tax assets (liabilities) are established on the cumulative translation adjustment attributable to unremitted foreign earnings that are not intended to be indefinitely reinvested.

Revenue Recognition

We market and distribute our software products both as stand-alone products and as integrated product suites. We recognize revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) fees are fixed or determinable and 4) collectability is probable. If we determine that any one of the four criteria is not met, we will defer recognition of revenue until all the criteria are met.

We derive revenue primarily from sales of content, subscriptions, and maintenance and licenses. We present revenue net of sales taxes and any similar assessments.

Content, subscriptions, and maintenance revenue includes arrangements for software maintenance and technical support for our products, content and subscription services primarily related to our security products, revenue from arrangements where vendor-specific objective evidence ("VSOE") of the fair value of undelivered elements does not exist, arrangements for managed security services, and Software-as-a-Service ("SaaS") offerings. These arrangements are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

Content, subscriptions, and maintenance revenue also includes professional services revenue, which consists primarily of the fees we earn related to consulting and educational services. We generally recognize revenue from professional services as the services are performed or upon written acceptance from customers, if applicable, assuming all other conditions for revenue recognition noted above have been met.

License revenue is derived primarily from the licensing of our various products and technology. We generally recognize license revenue upon delivery of the product, assuming all other conditions for revenue recognition noted above have been met.

We enter into perpetual software license agreements through direct sales to customers and indirect sales with distributors and resellers. The license agreements generally include product maintenance agreements, for which the related revenue is included with Content, subscriptions, and maintenance and is deferred and recognized ratably over the period of the agreements.

For arrangements that include multiple elements, including perpetual software licenses, maintenance, services, and packaged products with content updates, managed security services, and subscriptions, we allocate and defer revenue for the undelivered items based on VSOE of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. VSOE of each element is based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, managed security services, subscriptions, and arrangements where VSOE does not exist for an undelivered element.

For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) the best estimate of the selling price ("ESP"). Our appliance products, SaaS and certain other services are considered to be non-software elements in our arrangements.

When we are unable to establish a selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by our management, taking into consideration the go-to-market strategy and pricing factors. ESP applies to a small portion of our arrangements with multiple deliverables.

Indirect channel sales

For our Consumer segment, we sell packaged software products through a multi-tiered distribution channel. We also sell electronic download and packaged products via the Internet. We separately sell annual content update subscriptions directly to end-users primarily via the Internet. For our consumer products that include content updates, we recognize revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. For most other consumer products, we recognize packaged product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels. We offer the right of return of our products under various policies and programs with our distributors, resellers, and end-user customers. We estimate and record reserves for product returns as an offset to revenue. We fully reserve for obsolete products in the distribution channel as an offset to deferred revenue for products with content updates and to revenue for all other products.

For our Security and Compliance and Storage and Server Management segments, we generally recognize revenue from the licensing of software products through our indirect sales channel upon sell-through or with evidence of an end-user. For licensing of our software to OEMs, royalty revenue is recognized when the OEM reports the sale of the software products to an end-user, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

We offer channel and end-user rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We estimate and record reserves for channel and end-user rebates as an offset to revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue over the term of the subscription.

Financial Instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are recognized at fair value. As of April 1, 2011, our cash equivalents consisted of $1.9 billion in money market funds and $204 million in bank securities and deposits. As of April 2, 2010, our cash equivalents consisted of $2.0 billion in money market funds, $216 million in bank securities and deposits, and $116 million in government securities.

Short-Term Investments. Short-term investments consist of marketable debt or equity securities that are classified as available-for-sale and recognized at fair value. The determination of fair value is further detailed in Note 2. Our portfolios generally consist of (1) debt securities which include asset-backed securities, corporate securities and government securities, and (2) marketable equity securities. As of April 1, 2011, our asset-backed securities have contractual maturity dates in excess of 10 years. We regularly review our investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include: the length of time and extent to which the fair market value has been lower than the cost basis, the financial condition and near-term prospects of the investee, credit quality, likelihood of recovery, and our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair market value.

Unrealized gains and losses, net of tax, and other-than-temporary impairments for all reasons other than credit worthiness are included in Accumulated other comprehensive income. The amortization of premiums and discounts on the investments, realized gains and losses, and declines in value due to credit worthiness judged to be other-than-temporary on available-for-sale debt securities are included in Other income, net. We use the specific-identification method to determine cost in calculating realized gains and losses upon sale of short-term investments.

Equity Investments. We make equity investments in privately held companies whose businesses are complementary to our business. These investments are accounted for under the cost method of accounting, as we hold less than 20% of the voting stock outstanding and do not exert significant influence over these companies. The investments are included in Other long-term assets. We assess the recoverability of these investments by reviewing various indicators of impairment and determine the fair value of these investments by performing a discounted cash flow analysis of estimated future cash flows if there are indicators of impairment. If a decline in value is determined to be other-than-temporary, impairment would be recognized and included in Other income, net. As of April 1, 2011 and April 2, 2010, we held equity investments in privately-held companies of $30 million and $22 million, respectively. Other-than-temporary impairments related to these investments were not material for the periods presented.

Derivative Instruments. We transact business in various foreign currencies and have foreign currency risks associated with monetary assets and liabilities denominated in foreign currencies. We utilize foreign currency forward contracts to reduce the risks associated with changes in foreign currency exchange rates. Our forward contracts generally have terms of six months or less and are transacted near month end periods. We do not use forward contracts for trading purposes. The gains and losses on the contracts are intended to offset the gains and losses on the underlying transactions. Both the changes in fair value of outstanding forward contracts and realized foreign exchange gains and losses are included in Other income, net. Contract fair values are determined based on quoted prices for similar assets or liabilities in active markets using inputs such as LIBOR, currency rates, forward points, and commonly quoted credit risk data. For each fiscal period presented in this report, outstanding derivative contracts and the related gains or losses were not material.

Senior Notes, Convertible Senior Notes, Note Hedges and Revolving Credit Facility. In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% senior notes ("2.75% Notes") due September 15, 2015 and $750 million in principal amount of 4.20% senior notes ("4.20% Notes") due September 15, 2020, collectively referred to as the Senior Notes, for an aggregate principal amount of $1.1 billion. In June 2006, we issued $1.1 billion in principal amount of 0.75% convertible senior notes ("0.75% Notes") and $1.0 billion in principal amount of 1.00% convertible senior notes ("1.00% Notes"), collectively referred to as the Convertible Senior Notes. Our Senior Notes are recorded at cost based upon par value at issuance. Our Convertible Senior Notes are recorded at cost (in liability (debt) and equity (conversion option) components) based upon par value at issuance less a discount. The liability component is recognized at fair value on the issuance date, based on the fair value of a similar instrument that does not have a conversion feature at issuance. The excess of the principal amount of the Convertible Senior Notes over the fair value of the liability component is the equity component or debt discount.

Such excess represents the estimated fair value of the conversion feature and is recorded as Additional paid-in capital. The debt discount is amortized using the Company's effective interest rate over the term of the Convertible Senior Notes as a non-cash charge to interest expense included in Interest expense. Debt issuance costs were recorded in Other long-term assets and are being amortized to Interest expense using the effective interest method. In conjunction with the issuance of the Convertible Senior Notes, we entered into note hedge transactions which provide us with the option to purchase additional common shares at a fixed price after conversion. The cost incurred in connection with the note hedge transactions, net of the related tax benefit, and the proceeds from the sale of warrants, was included as a net reduction in Additional paid-in capital. Borrowings under our $1 billion senior unsecured revolving credit facility are recognized at cost plus accrued interest based upon stated interest rates.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. We review our trade receivables by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we analyze our historical collection experience and current economic trends. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. We also offset deferred revenue against accounts receivable when channel inventories are in excess of specified levels and for transactions where collection of a receivable is not considered probable. The following table summarizes trade accounts receivable, net of allowances and reserves, for the periods presented:

	As of	
	April 1, 2011	April 2, 2010
	(In millions)	
Trade accounts receivable, net:		
Receivables	$1,034	$873
Less: allowance for doubtful accounts	(9)	(8)
Less: reserve for product returns	(12)	(9)
Trade accounts receivable, net:	$1,013	$856

Inventories

Inventories are valued at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances. Inventory predominantly consists of deferred costs of revenue and finished goods. Deferred costs of revenue were $22 million as of April 1, 2011 and $23 million as of April 2, 2010, of which $16 million and $17 million, respectively was related to consumer products that include content updates and will be recognized ratably over the term of the subscription.

Property and Equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. We capitalize costs incurred during the application development stage related to the development of internal use software and enterprise cloud computing services. We expense costs incurred related to the planning and post-implementation phases of development as incurred. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 30 years.

Leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Computer hardware and software, and office furniture and equipment are depreciated over three to five years. The following table summarizes property and equipment by categories for the periods presented:

	As of	
	April 1, 2011	April 2, 2010
	(In millions)	
Property and equipment, net:		
Computer hardware and software	$ 1,458	$ 1,237
Office furniture and equipment	189	185
Buildings	467	440
Leasehold improvements	270	245
	2,384	2,107
Less: accumulated depreciation and amortization	(1,530)	(1,299)
	854	808
Construction in progress	117	70
Land	79	71
Property and equipment, net:	$ 1,050	$ 949

Depreciation expense was $257 million, $247 million, and $250 million in fiscal 2011, 2010, and 2009, respectively.

Business Combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. Each acquired company's operating results are included in our consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Amounts allocated to assets and liabilities are based upon fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The separately identifiable intangible assets generally include developed technology, customer relationships and tradenames. We estimate the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

For any given acquisition, we may identify certain pre-acquisition contingencies. We estimate the fair value of such contingencies, which are included under the acquisition method as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the Consolidated Statements of Operations in the period in which they are identified.

Goodwill and Intangible Assets

Goodwill. Our methodology for allocating the purchase price relating to acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment on an annual basis during the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. In testing for a potential impairment of goodwill, we determine the carrying value (book value) of the assets and liabilities for each reporting unit, which requires the allocation of goodwill to each reporting unit. We then estimate the fair value of each reporting unit, which are the same as our operating segments. The first step in evaluating goodwill for impairment is to determine if the estimated fair value of equity is greater than the carrying value of equity of each reporting unit. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

To determine the reporting units' fair values in the current year analysis, we used the income approach which is based on the estimated discounted future cash flows of that reporting unit. The estimated fair value of each reporting unit under the income approach is corroborated with the market approach which measures the value of a business through an analysis of recent sales or offerings of a comparable entity. We also consider our market capitalization on the date of the analysis. The methodology applied in the current year analysis was consistent with the methodology applied in the prior year analysis, but was based on updated assumptions, as appropriate.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. To determine the reporting units' carrying values, we allocated assets and liabilities based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was allocated to the reporting units based on a combination of specific identification and relative fair values, which is consistent with the methodology utilized in the prior year impairment analysis. The use of relative fair values was necessary for certain reporting units due to impairment charges and changes in our operating structure in prior years.

Prior to performing our second step in the goodwill impairment analysis, we perform an assessment of long-lived assets, including intangible assets, for impairment.

Intangible Assets. In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology (which consists of acquired product rights, technologies, databases, and contracts), in-process research and development, trademarks and tradenames. Indefinite-lived intangible assets are not subject to amortization. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from one to eleven years. Amortization for developed technology is recognized in Cost of revenue as Amortization of acquired product rights. Amortization for customer relationships and certain tradenames is recognized in Operating expenses.

On an interim basis, we assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and finite-lived tradenames, would be measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount would be measured as the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. In addition, for indefinite-lived intangible assets, we review such assets for impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. These assets generally include tradenames, trademarks and in-process research and development. Recoverability of infinite-lived intangible assets would be measured by the comparison of the carrying amount of the asset to the sum of the discounted estimated future cash flows the asset is expected to generate. If the asset is considered to be impaired, such amount would be measured as the difference between the carrying amount of the asset and its fair value. Our cash flow assumptions are based on historical and future revenue, operating costs, and other relevant factors. Assumptions and estimates about the remaining useful lives of our intangible assets are subjective and are affected by changes to our business strategies. These estimates may be subject to change.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Operations. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Operations.

We apply the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited.

Fair Value of Stock-Based Awards. We have issued and outstanding three types of stock-based awards: stock options, restricted stock units and stock purchase rights.

- *Stock Options.* We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. We do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. Accordingly, our expected dividend yield is zero.

- *Restricted Stock Units.* The fair value of each Restricted Stock Unit ("RSU") is equal to the market value of Symantec's common stock on the date of grant.

- *Stock Purchase Rights.* The fair value of each Employee Stock Purchase Plan ("ESPP") right is equal to the 15% discount on the shares on the date of purchase.

Concentrations of Credit Risk

A significant portion of our revenue and net income (loss) is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by independent agents or distributors could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade accounts receivable, and forward foreign exchange contracts. Our investment portfolio is diversified and consists of investment grade securities. Our investment policy limits the amount of credit risk exposure to any one issuer and to any one country. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded in the Consolidated Balance Sheets. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. We maintain reserves for potential credit losses and such losses have been within management's expectations. See Note 10 for details of significant customers.

Advertising Costs

Advertising costs are charged to operations as incurred and include electronic and print advertising, trade shows, collateral production, placement fees with hardware manufacturers, and all forms of direct marketing. Advertising costs included in Sales and marketing expense for fiscal 2011, 2010, and 2009 were $668 million, $615 million, and $572 million, respectively.

Recently Issued and Adopted Authoritative Guidance

In the first quarter of fiscal 2011, we adopted new authoritative guidance which changes the model for determining whether an entity should consolidate a variable interest entity ("VIE"). The standard replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive the entity's residual returns. The adoption of this guidance did not have an impact on our consolidated financial statements for fiscal 2011.

In the fourth quarter of fiscal 2011, updated authoritative guidance was issued to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, we will need to consider whether there are any adverse qualitative factors indicating that an impairment may exist. The adoption of this guidance will be effective beginning April 2, 2011, the first quarter of our fiscal 2012. The updated guidance may require us to perform the step 2 for our Services reporting unit upon adoption. The adoption of this guidance could potentially result in an impairment of the goodwill recorded in the Services reporting unit of up to $19 million.

Note 2. Fair Value Measurements

We measure assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- *Level 1:* Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- *Level 3:* Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets Measured and Recorded at Fair Value on a Recurring Basis

The following table summarizes our assets that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of April 1, 2011				As of April 2, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(In millions)							
Cash equivalents:								
Money market funds[1]	$1,866	$ —	$—	$1,866	$2,046	$ —	$—	$2,046
Bank securities and deposits[2]	—	204	—	204	—	216	—	216
Government securities[2]	—	—	—	—	—	116	—	116
Total	$1,866	$204	$—	$2,070	$2,046	$332	$—	$2,378

(1) Level 1 securities are based on quoted market prices of the identical underlying security.

(2) Level 2 securities are priced using quoted market prices for similar instruments and nonbinding market prices that are corroborated by observable market data.

Assets and Liabilities Measured and Recorded at Fair Value on a Nonrecurring Basis

The following table summarizes our assets measured at fair value on a nonrecurring basis, by level, within the fair value hierarchy:

	April 1, 2011	Level 2	Level 3	Losses Fiscal Year Ended April 1, 2011	April 2, 2010	Level 2	Losses Fiscal Year Ended April 2, 2010
				(In millions)			
Assets held for sale	$ —	$ —	$ —	$ 2	$34	$34	$20
Indefinite-lived intangible assets	$1,250	$ —	$1,250	$27	$—	$—	$—
Long-term debt	$ 497	$497	$ —	$16	$—	$—	$—

Assets Held for Sale. Assets held for sale during fiscal 2011 were measured at fair value, less costs to sell, using Level 2 inputs consisting of recent offers made by third parties to purchase the properties or valuation appraisals. As of April 1, 2011, we reclassified all remaining assets held for sale valued at $2 million to assets held for use within Property and equipment. During fiscal 2011, 2010 and 2009, we recorded impairments as a result of fair value measurements of $2 million, $20 million, and $46 million, respectively. As of April 2, 2010 assets held for sale was $34 million. During fiscal years 2010 and 2009, we sold assets held for sale for $42 million and $40 million which resulted in a $10 million and immaterial loss, respectively. Assets held for sale were included in Other current assets.

Indefinite-lived intangible assets. During fiscal 2011, we recorded an impairment charge of $27 million which reduced the gross carrying value of indefinite-lived tradenames. This impairment charge was due to reductions in expected future cash flows for certain indefinite-lived tradenames related to the Consumer segment. This impairment charge was recorded within Impairment of intangible assets and goodwill on the Consolidated Statements of Operations.

Long-Term Debt. In fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% Notes , which had a net book value of $481 million. Concurrently with the repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million, which represents the difference between book value of the notes net of the remaining unamortized discount prior to repurchase and the fair value of the liability component of the notes upon repurchase. The fair value of the liability component was calculated to be $497 million using Level 2 inputs based on market prices for similar convertible debt instruments and resulting yields. See Note 6 for further details.

Note 3. Acquisitions

Fiscal 2011 acquisitions

Identity and Authentication Business of VeriSign, Inc.

On August 9, 2010, we completed the acquisition of the identity and authentication business of VeriSign, which included a controlling interest in VeriSign Japan and equity interests in certain other subsidiary entities. In exchange for the assets and liabilities of the acquired business, we paid a total purchase price of $1.29 billion in cash, which included net cash and working capital adjustments of $3 million. No equity interests were issued. The results of operations of the identity and authentication business of VeriSign are included since the date of acquisition as part of the Security and Compliance segment. Supplemental pro forma information for VeriSign was not material to our financial results and was therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $11 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets(1)	$ 178
Intangible assets(2)	628
Goodwill(3)	602
Deferred tax liability	(38)
Noncontrolling interest in VeriSign Japan(4)	(85)
Total purchase price	$1,285

(1) Net tangible assets included deferred revenue, which was adjusted down from $286 million to $68 million, representing our estimate of the fair value of the contractual obligation assumed for the support of the authentication business.

(2) Intangible assets included customer relationships of $226 million, developed technology of $123 million and tradenames of $5 million, which are amortized over their estimated useful lives of 18 months to nine years. The weighted-average estimated useful lives were 8.0 years for customer relationships and 9.0 years for developed technology. Intangible assets also included indefinite-lived tradenames and trademarks of $274 million.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of VeriSign product offerings with our product offerings.

(4) The fair value of the noncontrolling interest was calculated on a market basis using the closing stock price of VeriSign Japan on the date of acquisition.

PGP Corporation

On June 4, 2010, we completed the acquisition of PGP Corporation ("PGP"), a nonpublic provider of email and data encryption software. In exchange for all of the voting equity interests of PGP, we paid a total purchase price of $306 million, excluding cash acquired. The results of operations of PGP are included since the date of acquisition as part of the Security and Compliance segment. Supplemental pro forma information for PGP was not material to our financial results and was therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $1 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Net tangible assets[1]	$ 7
Intangible assets[2]	74
Goodwill[3]	225
Total purchase price	$306

(1) Net tangible assets included deferred revenue, which was adjusted down from $55 million to $9 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $29 million, developed technology of $39 million, and definite-lived tradenames of $3 million, which are amortized over their estimated useful lives of two to eight years. The weighted-average estimated useful lives were 8.0 years for customer relationships, 5.0 years for developed technology, and 2.0 years for definite-lived tradenames. Intangible assets also included indefinite-lived in-process research and development ("IPR&D") of $3 million.

(3) Goodwill is not tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of PGP product offerings with our product offerings.

Other Fiscal 2011 acquisitions

During fiscal 2011, in addition to VeriSign and PGP, we completed the acquisitions of GuardianEdge Technologies, Inc. ("GuardianEdge") and two other businesses for an aggregate of $91 million in cash, including $1 million in assumed equity awards at fair value. The results of operations for the acquired companies have been included in the Security and Compliance segment since their respective acquisition dates. Supplemental pro forma information for these acquisitions was not material to our financial results and was therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $2 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

	GuardianEdge	Others	Total
Acquisition date	June 3, 2010	Various	
Net tangible assets[1]	$ 3	$ —	$ 3
Intangible assets[2]	30	6	36
Goodwill[3]	40	12	52
Total purchase price	$ 73	$ 18	$91

(1) Net tangible assets included deferred revenue, which was adjusted down from $17 million to $2 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $24 million and developed technology of $12 million, which are amortized over their estimated useful lives of three to nine years. The weighted-average estimated useful lives were 9.0 years for customer relationships and 5.0 years for developed technology.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of the acquisitions' product offerings with our product offerings.

Fiscal 2010 acquisitions

During fiscal 2010, we completed two acquisitions of nonpublic companies for an aggregate of $42 million in cash. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, which resulted primarily from our expectation of synergies from the integration of the acquired company's technology with our technology. The goodwill for these acquisitions is only partially tax deductible, if at all. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. These acquisitions are included in our Security and Compliance segment.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

Acquisition date	Various
Net tangible assets (liabilities)	$ —
Intangible assets[1]	18
Goodwill	24
Total purchase price	$ 42

[1] Intangible assets included customer relationships of $13 million and developed technology of $5 million, which are amortized over their estimated useful lives of four to eleven years. The weighted-average estimated useful lives were 10.0 years for customer relationships and 4.0 years for developed technology.

Fiscal 2009 acquisitions

MessageLabs

On November 14, 2008, we completed the acquisition of MessageLabs Group Limited ("MessageLabs"), a nonpublic United Kingdom-based provider of on-line services to protect, control, encrypt, and archive electronic communications. The acquisition complements our SaaS business. In exchange for all of the voting equity interests of MessageLabs, we paid the following (*in millions*):

Cash paid for acquisition of common stock outstanding, excluding cash acquired	$632
Acquisition-related transaction costs	8
Total purchase price	$640

The results of operations for MessageLabs are included since the date of acquisition as part of the Security and Compliance segment. Supplemental proforma information for MessageLabs was not material to our financial results and was therefore not included. The purchase price was subject to an adjustment of up to an additional $13 million in cash due to estimates in the initial purchase price that were not finalized. As a result, subsequent to the acquisition date, the Company paid an additional $10 million to the seller which was allocated to Goodwill.

The following table presents the purchase price allocation (*in millions*):

Net tangible assets[1]	$ 20
Intangible assets[2]	170
Goodwill[3]	480
Deferred tax liability	(30)
Total purchase price	$640

[1] Net tangible assets included deferred revenue, which was adjusted down from $34 million to $10 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $127 million, developed technology of $39 million, and definite-lived tradenames of $4 million, which are amortized over their estimated useful lives of one to eight years. The weighted-average estimated useful lives were 8.0 years for customer relationships, 4.0 years for developed technology, and 1.0 years for definite-lived tradenames.

(3) Goodwill was not tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of MessageLabs product offerings with our product offerings.

Other fiscal 2009 acquisitions

During fiscal 2009, in addition to MessageLabs, we completed acquisitions of five nonpublic companies for an aggregate of $478 million in cash, including $6 million in acquisition-related expenses resulting from financial advisory, legal and accounting services, duplicate sites, and severance. No equity interests were issued. We recorded goodwill in connection with each of these acquisitions, which resulted primarily from our expectation of synergies from the integration of the acquired company's technology with our technology and the acquired company's access to our global distribution network. In addition, each acquired company provided a knowledgeable and experienced workforce. Most of the goodwill from the PC Tools Pty Limited ("PC Tools") acquisition was tax deductible, while goodwill for the other acquisitions was not tax deductible or was not material. The results of operations for the acquired companies have been included in our results of operations since their respective acquisition dates. AppStream, Inc. ("AppStream"), and the Other acquisitions are included in our Security and Compliance segment and SwapDrive, Inc. ("SwapDrive") and PC Tools are included in our Consumer segment.

The following table presents the purchase price allocations related to these other fiscal 2009 acquisitions (*in millions*):

	AppStream	SwapDrive	PC Tools	Others	Total
	(In millions)				
Acquisition date	April 18, 2008	June 6, 2008	October 6, 2008	Various	
Net tangible assets (liabilities)	$ 14	$ 2	$ (11)	$ —	$ 5
Intangible assets[1]	11	42	100	12	165
Goodwill	27	81	173	27	308
Total purchase price	$ 52	$ 125	$ 262	$ 39	$478

(1) Intangible assets included customer relationships of $43 million, developed technology of $90 million and definite-lived tradenames of $1 million, which are amortized over their estimated useful lives of one to nine years. The weighted-average estimated useful lives were 6.5 years for customer relationships, 5.5 years for developed technology, and 1.4 years for definite-lived tradenames. Intangible assets also included indefinite-lived trade-names of $31 million.

Note 4. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

	Consumer	Security and Compliance	Storage and Server Management	Services	Total
			(In millions)		
Net balance as of April 3, 2009[1]	$356	$1,355	$2,457	$ 393	$4,561
Operating segment reclassification[2]	—	193	191	(384)	—
Goodwill acquired through acquisitions[3]	—	24	—	—	24
Goodwill adjustments[4]	—	10	—	10	20
Net balance as of April 2, 2010[5]	$356	$1,582	$2,648	$ 19	$4,605
Goodwill acquired through acquisitions[3]	—	880	—	—	880
Goodwill adjustments[6]	7	2	—	—	9
Net balance as of April 1, 2011[7]	$363	$2,464	$2,648	$ 19	$5,494

(1) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services were $356 million, $4.1 billion, $6.7 billion, and $913 million, respectively as of April 3, 2009. Accumulated impairments for the Security and Compliance, Storage and Server Management, and Services were $2.7 billion, $4.2 billion, and $520 million, respectively as of April 3, 2009. There was no impairment for the Consumer segment as of April 3, 2009.

(2) During the first quarter of fiscal 2010, we changed our reporting segments to better align to our operating structure, resulting in the Enterprise Vault products that were formerly included in the Security and Compliance segment being moved to the Storage and Server Management segment. Also, SaaS, which was a standalone reporting unit in fiscal 2009, moved to both the Security and Compliance and the Storage and Server Management segments from the Services segment in accordance with the nature of the service delivered. The predominant amount of SaaS goodwill went to the Security and Compliance segment. See Note 11 for segment information.

(3) See Note 3 for acquisitions completed in fiscal 2011 and 2010.

(4) Adjustments were primarily due to tax adjustments for prior acquisitions that were accounted for under the prior authoritative guidance on business combinations.

(5) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services were $356 million, $4.0 billion, $7.2 billion, and $461 million, respectively as of April 2, 2010. Accumulated impairments for Security and Compliance, Storage and Server Management, and Services were $2.4 billion, $4.6 billion, and $442 million, respectively as of April 2, 2010. There was no impairment for the Consumer segment as of April 2, 2010. These balances are reflective of amounts after adjustment for segment reclassifications during the period.

(6) Adjustments were primarily due to foreign currency exchange rate fluctuations.

(7) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services were $363 million, $4.9 billion, $7.2 billion, and $461 million, respectively as of April 1, 2011. Accumulated impairments for Security and Compliance, Storage and Server Management, and Services were $2.4 billion, $4.6 billion, and $442 million, respectively as of April 1, 2011. There was no impairment for the Consumer segment as of April 1, 2011.

During the fourth quarter of fiscal 2011, in accordance with our accounting policy described in Note 1, we performed our annual impairment analysis and determined that goodwill was not impaired.

Intangible assets, net

	April 1, 2011			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
		($ in millions)		
Customer relationships	$2,121	$(1,227)	$ 894	3 years
Developed technology[1]	1,810	(1,567)	243	4 years
Definite-lived tradenames	136	(80)	56	4 years
Patents	75	(62)	13	2 years
Indefinite-lived tradenames[2]	302	—	302	Indefinite
Indefinite-lived IPR&D	3	—	3	Indefinite
Total	$4,447	$(2,936)	$1,511	3 years

	April 2, 2010			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
		($ in millions)		
Customer relationships	$1,839	$ (973)	$ 866	4 years
Developed technology[1]	1,635	(1,458)	177	1 year
Definite-lived tradenames	128	(66)	62	5 years
Patents	75	(54)	21	3 years
Indefinite-lived tradenames	53	—	53	Indefinite
Total	$3,730	$(2,551)	$1,179	3 years

(1) Developed technology is also known as acquired product rights.

(2) During fiscal 2011, we recorded an impairment of $27 million which reduced the gross carrying value of indefinite-lived tradenames. This impairment charge was due to reductions in expected future cash flows for certain indefinite-lived tradenames related to the Consumer segment. This impairment charge was recorded within Impairment of intangible assets and goodwill on the Consolidated Statements of Operations.

Amortization expense was $385 million, $481 million, and $585 million in fiscal 2011, 2010, and 2009, respectively.

Total future amortization expense for intangible assets that have definite lives, based upon our existing intangible assets and their current estimated useful lives as of April 1, 2011, is estimated as follows (*in millions*):

2012	$ 362
2013	326
2014	181
2015	127
2016	76
Thereafter	134
Total	$1,206

Note 5. Investment in Joint Venture

On February 5, 2008, Symantec formed Huawei-Symantec Technologies Co., Ltd. ("joint venture") with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). The joint venture is domiciled in Hong Kong with principal operations in Chengdu, China. We contributed cash of $150 million, licenses related to certain intellectual property and intangible assets in exchange for 49% of the outstanding common shares of the joint venture. The joint venture develops, manufactures, supports and markets security and storage appliances and solutions to global telecommunications carriers and enterprise customers. Huawei contributed its telecommunications storage and security business assets, engineering, sales and marketing resources, personnel, and licenses related to intellectual property in exchange for a 51% ownership interest in the joint venture.

The contribution of assets to the joint venture was accounted for at its carrying value. The historical carrying value of the assets contributed by Symantec comprised a significant portion of the net assets of the joint venture. As a result, our carrying value of the investment in the joint venture exceeded our proportionate share in the book value of the joint venture by approximately $75 million upon formation of the joint venture. As the contributions for both Symantec and Huawei were recorded at historical carrying value by the joint venture, this basis difference is attributable to the contributed identified intangible assets. The basis difference is being amortized over a weighted-average period of 9 years, the estimated useful lives of the underlying identified intangible assets to which the basis difference is attributed.

We have a one-time option to purchase an additional two percent ownership interest from Huawei for $28 million. The period to exercise this option began on February 5, 2011. We determined the value of the option using the Black-Scholes option-pricing model. The value of the option is not considered material to the financial statements. We have concluded that the option does not meet the definition of a derivative under the authoritative guidance. As of the date of this filing, we continue to evaluate the exercise of this option.

If Symantec declines its option to purchase the additional two percent ownership interest, Symantec and Huawei would each then have the right to purchase all of the other partner's ownership interest through a bid process. As of the date of this filing, this bid process has not been triggered.

We account for our investment in the joint venture under the equity method of accounting. Under this method, we record our proportionate share of the joint venture's net income or loss based on the quarterly financial statements of the joint venture. We record our proportionate share of net income or loss one quarter in arrears. In determining our share of the joint venture's net income or loss, we adjust the joint venture's reported results to recognize the amortization expense associated with the basis difference described above. Summarized audited

Statement of Operations information for the joint venture and the calculation of our share of the joint venture's loss are as follows:

	For the Period from January 1, 2010 to December 31, 2010	For the Period from January 1, 2009 to December 31, 2009	For the Period from February 5, 2008 to December 31, 2008
		($ in millions)	
Net revenue	$370	$224	$ 28
Gross margin	157	87	7
Net loss, as reported by the joint venture	$ (46)	$ (63)	$(92)
Symantec's ownership interest	49%	49%	49%
Symantec's proportionate share of net loss	$ (23)	$ (31)	$(45)
Adjustment for amortization of basis difference	(8)	(8)	(8)
Loss from joint venture	$ (31)	$ (39)	$(53)

Note 6. Debt

Senior notes

In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% Notes due September 15, 2015 and $750 million in principal amount of 4.20% Notes due September 15, 2020, collectively referred to as the "Senior Notes", for an aggregate principal amount of $1.1 billion. The 2.75% Notes and 4.20% Notes are senior unsecured obligations of the Company that rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and are redeemable by us at any time, subject to a "make-whole" premium. Our proceeds were $1.1 billion, net of an issuance discount of approximately $3 million resulting from sale of the notes at a yield slightly above the stated coupons. We also incurred issuance costs of approximately $6.2 million. Both the discount and issuance costs are being amortized as incremental non-cash interest expense over the respective terms of the notes. The 2.75% Notes and 4.20% Notes bear interest at 2.75% and 4.20% per annum, respectively. Interest is payable semiannually in arrears on the 15th of March and September, beginning March 15, 2011.

Convertible senior notes

In June 2006, we issued $1.1 billion in principal amount of 0.75% Notes due 2011 and $1.0 billion in principal amount of 1.00% Notes due 2013, collectively referred to as the "Convertible Senior Notes". We received proceeds of $2.1 billion from the Convertible Senior Notes and incurred net transaction costs of approximately $33 million, of which $9 million was allocated to equity and the remainder allocated proportionately to the 0.75% Notes and 1.00% Notes. The 0.75% Notes and 1.00% Notes were each issued at par and bear interest at 0.75% and 1.00% per annum, respectively. Interest is payable semiannually in arrears on June 15 and December 15, beginning December 15, 2006.

SYMANTEC CORPORATION

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information regarding the equity and liability components of the Convertible Senior Notes:

	As of	
	April 1, 2011	April 2, 2010
	(In millions)	
Equity component	$ 462	$ 586
Principal amount	$1,600	$2,100
Unamortized discount	(115)	(229)
Liability component	$1,485	$1,871

The effective interest rate, contractual interest expense and amortization of debt discount for the Convertible Senior Notes was as follows:

	Fiscal Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009 As Adjusted
		(In millions)	
Effective interest rate	6.78%	6.78%	6.78%
Interest expense — contractual	$ 16	$ 18	$ 18
Interest expense — amortization of debt discount	$ 96	$ 104	$ 96

As of April 1, 2011, the remaining weighted-average amortization period of the discount and debt issuance costs is approximately 2 years and the if-converted value of the Convertible Senior Notes does not exceed the principal amount of the Convertible Senior Notes.

Each $1,000 of principal of the Convertible Senior Notes will initially be convertible into 52.2951 shares of Symantec common stock, which is the equivalent of $19.12 per share, subject to adjustment upon the occurrence of specified events. Holders of the Convertible Senior Notes may convert their Convertible Senior Notes prior to maturity during specified periods as follows: (1) during any calendar quarter, beginning after June 30, 2006, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share; (2) if specified corporate transactions, including a change in control, occur; (3) with respect to the 0.75% Notes, at any time on or after April 5, 2011, and with respect to the 1.00% Notes, at any time on or after April 5, 2013; or (4) during the five business-day period after any five consecutive trading-day period during which the trading price of the Convertible Senior Notes falls below a certain threshold. Upon conversion, we would pay the holder the cash value of the applicable number of shares of Symantec common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Holders who convert their Convertible Senior Notes in connection with a change in control may be entitled to a "make whole" premium in the form of an increase in the conversion rate. As of April 1, 2011, none of the conditions allowing holders of the Convertible Senior Notes to convert had been met. In addition, upon a change in control of Symantec, the holders of the Convertible Senior Notes may require us to repurchase for cash all or any portion of their Convertible Senior Notes for 100% of the principal amount.

Concurrently with the issuance of the Convertible Senior Notes, we entered into note hedge transactions with affiliates of certain initial purchasers whereby we have the option to purchase up to 110 million shares of our common stock at a price of $19.12 per share. The options as to 58 million shares expire on June 15, 2011 and the options as to 52 million shares expire on June 15, 2013. The options must be settled in the same manner as we settle the Convertible Senior Notes (cash or net shares). The cost of the note hedge transactions to us was approximately $592 million. In addition, we sold warrants to affiliates of certain initial purchasers whereby they have the option to purchase up to 110 million shares of our common stock at a price of $27.3175 per share. The warrants expire on various dates from July 2011 through August 2013 and must be settled in net shares. We received approximately $326 million in cash proceeds from the sale of these warrants.

In the second quarter of fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% Notes. Concurrently with the repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million, which represents the difference between book value of the notes net of the remaining unamortized discount prior to repurchase and the fair value of the liability component of the notes upon repurchase. The net cost of the repurchase of the 0.75% Notes and the concurrent sale of the note hedges was $497 million in cash.

The remaining Convertible Senior Notes will have no impact on diluted earnings per share ("EPS") until the price of our common stock exceeds the conversion price of $19.12 per share because the principal amount of the Convertible Senior Notes will be settled in cash upon conversion. Prior to conversion, we will include the effect of the additional shares that may be issued if our common stock price exceeds $19.12 per share using the treasury stock method. As a result, for the first $1.00 by which the average price of our common stock for a quarterly period exceeds $19.12 per share there would be dilution of approximately 1.6 million shares on the 0.75% Notes and 2.6 million shares on the 1.00% Notes. As the share price continues to increase, additional dilution would occur at a declining rate such that an average price of $27.3175 per share would yield cumulative dilution of approximately 25.1 million shares. If the average price of our common stock exceeds $27.3175 per share for a quarterly period we will also include the effect of the additional potential shares that may be issued related to the warrants using the treasury stock method. The Convertible Senior Notes along with the warrants have a combined dilutive effect such that for the first $1.00 by which the average price exceeds $27.3175 per share there would be cumulative dilution of approximately 30.1 million shares prior to conversion. As the share price continues to increase, additional dilution would occur but at a declining rate.

Prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation, as their effect would be anti-dilutive. Upon conversion, the note hedge will automatically serve to neutralize the dilutive effect of the remaining Convertible Senior Notes when the stock price is above $19.12 per share. For example, if upon conversion the price of our common stock was $28.3175 per share, the cumulative effect of approximately 30.1 million shares in the example above would be reduced to approximately 3 million shares.

The preceding calculations assume that the average price of our common stock exceeds the respective conversion prices during the period for which EPS is calculated and excludes any potential adjustments to the conversion ratio provided under the terms of the Convertible Senior Notes. See Note 13 for information regarding the impact on EPS of the Convertible Senior Notes and warrants in the current period.

Revolving credit facility

In the second quarter of fiscal 2011, we entered into a four-year $1.0 billion senior unsecured revolving credit facility that expires in September 2014 (the "credit facility"). The credit facility provides that we may borrow up to $1.0 billion under revolving loans. Revolving loans under the credit facility bear interest, at our option, either at a rate equal to a) LIBOR plus a margin based on our consolidated leverage ratio, as defined in the credit facility agreement or b) the bank's prime rate plus a margin based on our consolidated leverage ratio, as defined in the credit facility agreement. Under the terms of this credit facility, we must comply with certain financial and non-financial covenants, including a covenant to maintain a specified ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization). As of April 1, 2011, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

In addition, in the second quarter of fiscal 2011, we terminated our previous $1.0 billion senior unsecured revolving credit facility that we entered into in July 2006. At the time of termination, there was no outstanding balance on the credit facility. The original expiration date for this credit facility was July 2011.

Note 7. Restructuring

Our restructuring costs and liabilities consist primarily of severance, benefits, and facilities costs. Severance and benefits generally include severance payments, outplacement services, health insurance coverage, effects of foreign currency exchange, and legal costs. Facilities costs generally include rent expense, less expected sublease income and lease termination costs. Restructuring expenses are included in the Other segment.

Fiscal 2011 Restructuring Plan ("Fiscal 2011 Plan")

In the first quarter of fiscal 2011, management approved and initiated a plan to expand our consulting partner sales and delivery capabilities. This action was initiated to expand our partner eco-system to better leverage their customer reach and operational scale, which is resulting in a headcount reduction within our consulting services organization. It is intended for our customers to have greater choice in their providers for technology services. The results of such action are to pay severance and benefits to terminated employees. This plan is expected to be substantially completed by the end of fiscal 2012, and the total remaining exit costs are estimated to range from $5 million to $10 million.

Fiscal 2010 Restructuring Plan ("Fiscal 2010 Plan")

In the fourth quarter of fiscal 2010, management approved and initiated a plan to reduce worldwide operating costs through a workforce realignment and reduce operating costs through a facilities consolidation. These actions were initiated to appropriately allocate resources to our key strategic initiatives and streamline our operations to deliver better and more efficient support to our customers and employees. During fiscal 2011, we terminated operating leases and consolidated facilities in North America and Europe. Total remaining costs are estimated to range from $5 million to $8 million and are expected to be substantially completed by the second quarter of fiscal 2012. Excess facility obligations are expected to be paid over the respective lease terms, the longest of which extends through fiscal 2016.

Other Exit and Disposal Costs

Excess Facilities. Largely as a result of business acquisitions, management may deem certain facilities to be in excess either at the time of acquisition or for a period of time after the acquisition in conjunction with our efforts to integrate and streamline our operations. As of April 1, 2011, liabilities for these excess facility obligations at several locations around the world, are expected to be paid over the respective lease terms, the longest of which extends through fiscal 2018.

Restructuring summary

	Restructuring Liability					
	April 2, 2010	Costs	Net Adjustment[1]	Cash Payments	April 1, 2011	Cumulative Incurred to Date
	(In millions)					
Fiscal 2011 Plan:						
Severance	$—	$17	$(1)	$(15)	$ 1	$16
Fiscal 2010 Plan:						
Severance	20	34	(3)	(49)	2	54
Facilities	—	18	1	(9)	10	19
Total restructuring:	20	69	(3)	(73)	13	89
Other exit and disposal costs:						
Excess facilities and other	16	12	(4)	(11)	13	
Total liabilities	$36	$81	$(7)	$(84)	$26	
Transition and other related[1]		18	—			
Total charges		$99	$(7)			
Balance Sheet:						
Other current liabilities						
Other long-term obligations	$28				$14	
Other exit and disposal costs:	8				12	
	$36				$26	

(1) Transition and other related costs consist primarily of the costs related to the outsourcing of business activities.

Note 8. Commitments and Contingencies

Lease Commitments

We lease certain of our facilities and related equipment under operating leases that expire at various dates through 2029. We currently sublease some space under various operating leases that will expire on various dates through 2016. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense, net was $89 million, $88 million, and $88 million in fiscal 2011, 2010, and 2009, respectively.

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of April 1, 2011*(in millions)*:

2012	$ 94
2013	78
2014	67
2015	48
2016	31
Thereafter	90
Total minimum future lease payments:	$408
Less: sublease income	7
Total minimum future lease payments, net:(1)	$401

(1) The total minimum future lease payments, net include $32 million related to restructuring activities. For more information, see Note 7.

Purchase Obligations

We have purchase obligations of $373 million as of April 1, 2011 that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms.

Indemnification

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not limited; however, we have directors' and officers' insurance coverage that reduces our exposure and may enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

Litigation Contingencies

For a discussion of our pending tax litigation with the Internal Revenue Service relating to the 2000 and 2001 tax years of Veritas, see Note 12.

On July 7, 2004, a purported class action complaint entitled Paul Kuck, et al. v. Veritas Software Corporation, et al. was filed in the United States District Court for the District of Delaware. The lawsuit alleges violations of federal securities laws in connection with Veritas' announcement on July 6, 2004 that it expected results of operations for the fiscal quarter ended June 30, 2004 to fall below earlier estimates. The complaint generally seeks an unspecified amount of damages. Subsequently, additional purported class action complaints have been filed in Delaware federal court, and, on March 3, 2005, the Court entered an order consolidating these actions and appointing lead plaintiffs and counsel. A consolidated amended complaint ("CAC"), was filed on May 27, 2005, expanding the class period from April 23, 2004 through July 6, 2004. The CAC also named another officer as a defendant and added allegations that Veritas and the named officers made false or misleading statements in press releases and SEC filings regarding Veritas' financial results, which allegedly contained revenue recognized from contracts that were unsigned or lacked essential terms. The defendants to this matter filed a motion to dismiss the CAC in July 2005; the motion was denied in May 2006. In April 2008, the parties filed a stipulation of settlement. On July 31, 2008, the Court held a final approval hearing and, on August 5, 2008, the Court entered an order approving the settlement. An objector to the fees portion of the settlement has lodged an appeal. On October 4, 2010, the Third Circuit Court of Appeals affirmed the order of the District Court approving the fee request.

In fiscal 2008, we recorded an accrual in the amount of $21.5 million for this matter and, pursuant to the terms of the settlement, we established a settlement fund of $21.5 million on May 1, 2008. On February 4, 2011, the District Court entered an order for disbursement of that fund.

We are also involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our financial condition or results of operations.

Note 9. Stock Repurchases

The following table presents a summary of our stock repurchases attributable to Symantec Corporation:

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
	(In millions, except per share data)		
Total number of shares repurchased attributable to Symantec Corporation	57	34	42
Dollar amount of shares repurchased attributable to Symantec Corporation	$ 870	$ 553	$ 700
Average price paid per share	$ 15.39	$ 16.39	$ 16.53
Range of price paid per share	$12.07 to $18.46	$14.14 to $18.29	$10.34 to $22.64

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004 under new and existing programs. Our most recent program was authorized by our Board of Directors on January 25, 2011 to repurchase up to $1 billion of our common stock. This program does not have an expiration date and as of April 1, 2011, $877 million remained authorized for future repurchases.

Note 10. Segment Information

As of April 1, 2011, our five reportable segments are the same as our operating segments and are as follows:

- *Consumer.* Our Consumer segment focuses on delivering Internet security, PC tune-up, and online backup solutions and services to individual users and home offices.
- *Security and Compliance.* Our Security and Compliance segment focuses on providing large, medium, and small-sized businesses with solutions for endpoint security and management, compliance, messaging management, data loss prevention, encryption, and authentication services. These products allow our customers to secure, provision, and remotely manage their laptops, PCs, mobile devices, and servers. We also provide our customers with solutions delivered through our SaaS security offerings.
- *Storage and Server Management.* Our Storage and Server Management segment focuses on providing large, medium, and small-sized businesses with storage and server management, backup, archiving, and data

protection solutions across heterogeneous storage and server platforms, as well as solutions delivered through our SaaS offerings.

- *Services.* Our Services segment provides customers with implementation services and solutions designed to assist them in maximizing the value of their Symantec software. Our offerings include consulting, business critical services, education, and managed security services.
- *Other.* Our Other segment is comprised of sunset products and products nearing the end of their life cycle. It also includes general and administrative expenses; amortization of acquired product rights, intangible assets, and other assets; goodwill impairment charges; charges such as stock-based compensation and restructuring; and certain indirect costs that are not charged to the other operating segments.

The accounting policies of the segments are the same as those described in Note 1. There are no intersegment sales. Our chief operating decision maker evaluates performance primarily based on net revenue. Except for goodwill, as disclosed in Note 4, the majority of our assets are not discretely identified by segment. The depreciation and amortization of our property, equipment, and leasehold improvements are allocated based on headcount, unless specifically identified by segment.

The following table summarizes the results of our operating segments:

	Consumer	Security and Compliance	Storage and Server Management	Services	Other	Total Company
			($ in millions)			
Fiscal 2011						
Net revenue	$1,953	$1,566	$2,307	$364	$ —	$ 6,190
Percentage of total net revenue	32%	25%	37%	6%	0%	100%
Operating income (loss)	899	243	1,063	24	(1,349)	880
Operating margin of segment	46%	16%	46%	7%	*	
Depreciation and amortization expense	39	40	33	6	625	743
Fiscal 2010						
Net revenue	$1,871	$1,411	$2,287	$416	$ —	$ 5,985
Percentage of total net revenue	31%	24%	38%	7%	0%	100%
Operating income (loss)	860	371	1,097	42	(1,437)	933
Operating margin of segment	46%	26%	48%	10%	*	
Depreciation and amortization expense	29	25	41	8	734	837
Fiscal 2009						
Net revenue	$1,773	$1,450	$2,493	$433	$ 1	$ 6,150
Percentage of total net revenue	29%	24%	40%	7%	0%	100%
Operating income (loss)	948	440	1,081	33	(8,972)	(6,470)
Operating margin of segment	53%	30%	43%	8%	*	
Depreciation and amortization expense	15	25	54	9	830	933

* Percentage not meaningful.

Product Revenue Information

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
Product revenue:			
Core consumer security	28%	28%	27%
Backup	21%	20%	20%
Storage and availability management	10%	11%	12%
Endpoint security and management	10%	10%	11%
Others[1]	31%	31%	30%
	100%	100%	100%

[1] No individual product was material to the respective total.

Geographical Information

The following table represents revenue amounts reported for products shipped to customers in the corresponding countries:

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
	(In millions)		
Net revenue:			
United States	$3,056	$2,967	$3,024
United Kingdom	599	642	685
Other foreign countries[1]	2,535	2,376	2,441
	$6,190	$5,985	$6,150

[1] No individual country represented more than 10% of the respective totals.

The table below lists our property and equipment, net of accumulated depreciation, by geographic area. With the exception of property and equipment, we do not identify or allocate our assets by geographic area:

	Year Ended	
	April 1, 2011	April 2, 2010
	(In millions)	
Long-lived assets:		
United States	$ 835	$782
Foreign countries[1]	215	167
	$1,050	$949

[1] No individual country represented more than 10% of the respective totals.

Significant customers

In fiscal 2011 and 2010 one distributor, Ingram Micro, accounted for 10% of our total net revenue in both periods. Our distributor arrangements with Ingram Micro consist of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements is separately negotiated and is independent of any other contract (such as a master distribution agreement), and these agreements are not based on the same form of contract. In fiscal 2009 one reseller, Digital River, accounted for 10% of our total net revenue.

Note 11. Employee Benefits and Stock-Based Compensation

401(k) plan

We maintain a salary deferral 401(k) plan for all of our domestic employees. This plan allows employees to contribute up to 50% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match 50% of the employee's contribution. The maximum match in any given plan year is 3% of the employees' eligible compensation, up to $6,000. Our contributions under the plan were $22 million, $22 million, and $20 million in fiscal 2011, 2010, and 2009, respectively.

Stock purchase plans

2008 Employee Stock Purchase Plan

In September 2008, our stockholders approved the 2008 Employee Stock Purchase Plan ("2008 ESPP") and reserved 20 million shares of common stock for issuance thereunder. In September 2010, the 2008 ESPP was amended by our stockholders to increase the shares available for issuance thereunder by 20 million. As of April 1, 2011, 9 million shares have been issued under this plan and 31 million shares remained available for issuance under the 2008 ESPP.

Subject to certain limitations, our employees may elect to have 2% to 10% of their compensation withheld through payroll deductions to purchase shares of common stock under the 2008 ESPP. Employees purchase shares of common stock at a price per share equal to 85% of the fair market value on the purchase date at the end of each six-month purchase period.

2002 Executive Officers' Stock Purchase Plan

In September 2002, our stockholders approved the 2002 Executive Officers' Stock Purchase Plan and reserved 250,000 shares of common stock for issuance thereunder. The purpose of the plan is to provide executive officers with a means to acquire an equity interest in Symantec at fair market value by applying a portion or all of their respective bonus payments towards the purchase price. As of April 1, 2011, 40,401 shares have been issued under the plan and 209,599 shares remained available for future issuance. Shares reserved for issuance under this plan have not been adjusted for stock dividends.

Stock award plans

2000 Director Equity Incentive Plan

In September 2000, our stockholders approved the 2000 Director Equity Incentive Plan and reserved 50,000 shares of common stock for issuance thereunder. Stockholders increased the number of shares of stock that may be issued by 50,000 in both September 2004 and September 2007. The purpose of this plan is to provide the members of the Board of Directors with an opportunity to receive common stock for all or a portion of the retainer payable to each director for serving as a member. Each director may elect any portion up to 100% of the retainer to be paid in the form of stock. As of April 1, 2011, a total of 116,049 shares have been issued under this plan and 33,951 shares remained available for future issuance.

2004 Equity Incentive Plan

Under the 2004 Equity Incentive Plan, ("2004 Plan") our Board of Directors, or a committee of the Board of Directors, may grant incentive and nonqualified stock options, stock appreciation rights, restricted stock units ("RSUs"), or restricted stock awards ("RSAs") to employees, officers, directors, consultants, independent contractors, and advisors to us, or to any parent, subsidiary, or affiliate of ours. The purpose of the 2004 Plan is to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards of stock options and stock bonuses. Under the terms of the 2004 Plan, the exercise price of stock options may not be less than 100% of the fair market value on the date of grant. Options generally vest over a four-year period. Options granted prior to October 2005 generally have a maximum term of ten years and options granted thereafter generally have a maximum term of seven years.

As of April 1, 2011, we have reserved 189 million shares for issuance under the 2004 Plan. These shares include 18 million shares originally reserved for issuance under the 2004 Plan upon its adoption by our stockholders in September 2004, 26 million shares that were transferred to the 2004 Plan from the 1996 Equity Incentive Plan, ("1996 Plan"), and 40 million, 50 million and 55 million shares that were approved for issuance thereunder on the amendment and restatement of the 2004 Plan at our 2006, 2008 and 2010 annual meeting of stockholders, respectively. In addition to the shares currently reserved under the 2004 Plan, any shares reacquired by us from options outstanding under the 1996 Plan upon their cancellation will also be added to the 2004 Plan reserve. As of April 1, 2011, 98 million shares remained available for future grant under the 2004 Plan.

Other stock option plans

Options remain outstanding under several other stock option plans, including the 2001 Non-Qualified Equity Incentive Plan, the 1996 Plan, and various plans assumed in connection with acquisitions. No further options may be granted under any of these plans.

Valuation of stock-based awards

The fair value of each stock option granted under our equity incentive plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Expected life	3.52 years	3.38 years	3.21 years
Expected volatility	34%	44%	37%
Risk-free interest rate	1.85%	1.47%	2.04%
Expected dividends	—	—	—

Changes in the Black-Scholes valuation assumptions and our estimated forfeiture rate may change the estimate of fair value for stock-based compensation and the related expense recognized. There have not been any material changes to our stock-based compensation expense due to changes in our valuation assumptions of stock options.

SYMANTEC CORPORATION

Notes to Consolidated Financial Statements — (Continued)

Stock-based compensation expense

The following table sets forth the total stock-based compensation expense recognized in our Consolidated Statements of Operations.

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
	(In millions, except per share data)		
Cost of revenue — Content, subscription, and maintenance	$ 19	$ 14	$ 11
Cost of revenue — License	3	2	3
Sales and marketing	58	59	66
Research and development	40	53	49
General and administrative	25	27	28
Total stock-based compensation expense	145	155	157
Tax benefit associated with stock-based compensation expense	(41)	(43)	(44)
Net stock-based compensation expense	$ 104	$ 112	$ 113
Net stock-based compensation expense per share attributable to Symantec Corporation stockholders — basic	$0.13	$0.14	$0.14
Net stock-based compensation expense per share attributable to Symantec Corporation stockholders — diluted	$0.13	$0.14	$0.14

As of April 1, 2011, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options and restricted stock was $25 million and $153 million, respectively, which is expected to be recognized over the remaining weighted-average vesting periods of 2.44 years for stock options and 2.48 years for restricted stock.

Stock award activity

The following table summarizes stock option activity:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Years	Aggregate Intrinsic Value[1]
	(In millions)			(In millions)
Outstanding at April 2, 2010	64	$19.32		$91
Granted	4	14.59		
Exercised	(6)	9.79		
Forfeited[2]	(1)	16.68		
Expired[3]	(7)	22.97		
Outstanding at April 1, 2011	54	$19.61	2.75	$91
Exercisable at April 1, 2011	46	$20.22	2.31	$69
Vested and expected to vest at April 1, 2011	52	$19.70	2.69	$87

(1) Intrinsic value is calculated as the difference between the market value of Symantec's common stock as of April 1, 2011 and the exercise price of the option. The aggregate intrinsic value of options outstanding and exercisable includes options with an exercise price below $18.46, the closing price of our common stock on April 1, 2011, as reported by the NASDAQ Global Select Market.

(2) Refers to options cancelled before their vest dates.

(3) Refers to options cancelled on or after their vest dates.

The weighted-average fair value per share of options granted during fiscal 2011, 2010, and 2009 including assumed options was $4.04, $5.15, and $5.26, respectively. The total intrinsic value of options exercised during fiscal 2011, 2010, and 2009 was $43 million, $64 million, and $111 million, respectively.

The following table summarizes restricted stock unit activity:

	Number of Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Years	Aggregate Intrinsic Value
	(In millions)			(In millions)
Outstanding and unvested at April 2, 2010	16	$16.87		$260
Granted	12	14.96		
Vested and released	(7)	16.69		
Forfeited	(3)	16.05		
Outstanding and unvested at April 1, 2011	18	$15.80	1.50	$323
Expected to vest at April 1, 2011	14	$ —	1.33	$257

The weighted-average grant date fair value per share of restricted stock granted during fiscal 2011, 2010, and 2009 including assumed restricted stock was $14.96, $15.60, and $19.41, respectively. The total fair value of restricted stock that vested in fiscal 2011, 2010, and 2009 was $104 million, $71 million, and $52 million, respectively.

Shares reserved

As of April 1, 2011, we had reserved the following shares of authorized but unissued common stock (*in millions*):

Stock purchase plans	31
Stock award plans	169
Total	200

Note 12. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
	(In millions)		
Current:			
Federal	$ 17	$ 62	$ 161
State	18	—	48
International	70	91	101
	105	153	310
Deferred:			
Federal	26	2	(121)
State	3	(2)	(39)
International	(29)	(41)	33
	0	(41)	(127)
	$105	$112	$ 183

Pretax income from international operations was $460 million and $498 million for fiscal 2011 and 2010, respectively. Pretax loss from international operations was $1.5 billion in fiscal 2009.

The difference between our effective income tax and the federal statutory income tax is as follows:

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
	(In millions)		
Expected Federal statutory tax	$255	$303	$(2,293)
State taxes, net of federal benefit	12	(2)	(8)
Goodwill impairment — non deductible	—	—	2,510
Foreign earnings taxed at less than the federal rate	(84)	(92)	(64)
Domestic production activities deduction	(9)	(10)	(12)
Federal research and development credit	(10)	(6)	(12)
Valuation allowance increase (decrease)	(15)	(11)	61
Benefit of losses from joint venture	(2)	(5)	(9)
Veritas Tax Court Decision (including valuation allowance release)	(49)	(70)	—
Other, net	7	5	10
	$105	$112	$ 183

The principal components of deferred tax assets are as follows:

	Year Ended	
	April 1, 2011	April 2, 2010
	(In millions)	
Deferred tax assets:		
Tax credit carryforwards	$ 17	$ 16
Net operating loss carryforwards of acquired companies	181	148
Other accruals and reserves not currently tax deductible	141	137
Deferred revenue	77	61
Loss on investments not currently tax deductible	17	23
Book over tax depreciation	—	20
State income taxes	35	36
Goodwill	34	64
Other	79	81
	581	586
Valuation allowance	(45)	(67)
Total deferred tax assets	536	519
Deferred tax liabilities:		
Tax over book depreciation	$ (26)	$ —
Intangible assets	(228)	(272)
Unremitted earnings of foreign subsidiaries	(282)	(244)
Total deferred tax liabilities	(536)	(516)
Net deferred tax assets	$ 0	$ 3

All of the $45 million total valuation allowance provided against our deferred tax assets is attributable to acquisition-related assets. The valuation allowance decreased by a net of $22 million in fiscal 2011, resulting from the release of $22 million of Irish deferred tax assets related to our Veritas 2000-2001 court case decision, current year utilization, and a favorable change in our ability to use deferred tax assets on our tax returns; and a $6 million decrease due to utilization of capital losses, partially offset by a $6 million increase attributable to intangible assets and other miscellaneous items.

As of April 1, 2011, we have U.S. federal net operating losses attributable to various acquired companies of approximately $170 million, which, if not used, will expire between fiscal 2012 and 2029. These net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code § 382, but are expected to be fully realized. Furthermore, we have U.S. state net operating loss and credit carryforwards attributable to various acquired companies of approximately $344 million and $13 million, respectively, which will expire in various fiscal years. In addition, we have foreign net operating loss carryforwards attributable to various acquired foreign companies of approximately $583 million net of valuation allowances, which, under current applicable foreign tax law, can be carried forward indefinitely.

As a result of the impairment of goodwill in fiscal year 2009, we have cumulative pre-tax book losses, as measured by the current and prior two years. We considered the negative evidence of this cumulative pre-tax book loss position on our ability to continue to recognize deferred tax assets that are dependent upon future taxable income for realization. We considered the following as positive evidence: the vast majority of the goodwill impairment is not deductible for tax purposes and thus will not result in tax losses; we have a strong, consistent taxpaying history; we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of April 1, 2011 of $536 million, after application of the valuation allowances, are realizable on a "more likely than not" basis.

As of April 1, 2011, no provision has been made for federal or state income taxes on $2.1 billion of cumulative unremitted earnings of certain of our foreign subsidiaries since we plan to indefinitely reinvest these earnings. As of April 1, 2011, the unrecognized deferred tax liability for these earnings was $585 million.

The Company adopted the provisions of new authoritative guidance on income taxes, effective March 31, 2007. The cumulative effect of adopting this new guidance was a decrease in tax reserves of $16 million, resulting in a decrease to Veritas goodwill of $10 million, an increase of $5 million to the March 31, 2007 Accumulated earnings balance, and a $1 million increase in Additional paid-in capital. Upon adoption, the gross liability for unrecognized tax benefits as of March 31, 2007 was $456 million, exclusive of interest and penalties.

The aggregate changes in the balance of gross unrecognized tax benefits since adoption were as follows (*in millions*):

Beginning balance as of March 31, 2007 (date of adoption)	$456
Settlements and effective settlements with tax authorities and related remeasurements	(7)
Lapse of statute of limitations	(6)
Increases in balances related to tax positions taken during prior years	40
Decreases in balances related to tax positions taken during prior years	(6)
Increases in balances related to tax positions taken during current year	111
Balance as of March 28, 2008	$588
Settlements and effective settlements with tax authorities and related remeasurements	(2)
Lapse of statute of limitations	(9)
Increases in balances related to tax positions taken during prior years	31
Decreases in balances related to tax positions taken during prior years	(19)
Increases in balances related to tax positions taken during current year	44
Balance as of April 3, 2009	$633
Settlements and effective settlements with tax authorities and related remeasurements	(7)
Lapse of statute of limitations	(14)
Increases in balances related to tax positions taken during prior years	12
Decreases in balances related to tax positions taken during prior years	(92)
Increases in balances related to tax positions taken during current year	11
Balance as of April 2, 2010	$543
Settlements and effective settlements with tax authorities and related remeasurements	(6)
Lapse of statute of limitations	(27)
Increases in balances related to tax positions taken during prior years	13
Decreases in balances related to tax positions taken during prior years	(36)
Increases in balances related to tax positions taken during current year	40
Balance as of April 1, 2011	$527

Of the $16 million of changes in gross unrecognized tax benefits during the fiscal year as disclosed above, approximately $22 million was provided through purchase accounting in connection with acquisitions during fiscal

2011. This gross liability is reduced by offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions, and state income taxes, as well as payments made to date.

Of the total unrecognized tax benefits at April 1, 2011, $516 million, if recognized, would favorably affect the Company's effective tax rate, while $11 million would affect the cumulative translation adjustments. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

Our policy to include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes did not change upon the adoption of the new authoritative guidance on income taxes. At April 1, 2011, before any tax benefits, we had $91 million of accrued interest and accrued penalties on unrecognized tax benefits. Interest included in our provision for income taxes was approximately $6 million for the year ended April 1, 2011. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made, and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our two most significant tax jurisdictions are the U.S. and Ireland. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our 2002 through 2009 tax years remain subject to examination by the Internal Revenue Service ("IRS") for U.S. federal tax purposes, and our 2006 through 2009 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Other significant jurisdictions include California, Japan, the UK and India. As of April 1, 2011, we are in appeals with the IRS regarding Veritas U.S. federal income taxes for the 2002 through 2005 tax years, and under examination regarding Symantec U.S. federal income taxes for the fiscal years 2005 through 2008 tax years. In addition, we are under examination by the California Franchise Tax Board for the Symantec California income taxes for the 2005 through 2006 tax years. We are also under audit by the Indian income tax authorities for fiscal years 2006 through 2007.

On March 29, 2006, we received a Notice of Deficiency from the IRS claiming that we owe $867 million of additional taxes, excluding interest and penalties, for the 2000 and 2001 tax years based on an audit of Veritas. On June 26, 2006, we filed a petition with the U.S. Tax Court protesting the IRS claim for such additional taxes. During July 2008, we completed the trial phase of the Tax Court case, which dealt with the remaining issue covered in the assessment. At trial, the IRS changed its position with respect to this remaining issue, which decreased the remaining amount at issue from $832 million to $545 million, excluding interest.

On December 10, 2009, the U.S. Tax Court issued its opinion, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between Veritas and its offshore subsidiary. The Tax Court judge provided guidance as to how adjustments would be made to correct the application of the method used by Veritas. We remeasured and decreased our liability for unrecognized tax benefits accordingly, resulting in a $79 million tax benefit in the third quarter of fiscal 2010. In June 2010, we reached an agreement with the IRS concerning the amount of the adjustment related to the U.S. Tax Court decision. As a result of the agreement, we further reduced our liability for unrecognized tax benefits, resulting in an additional $39 million tax benefit in the first quarter of fiscal 2011. In March 2011, we reached agreement with Irish Revenue concerning compensating adjustments arising from this matter, resulting in an additional $10 million tax benefit in the fourth quarter of fiscal 2011. This matter has now been closed and no further adjustments to the accrued liability are warranted.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the Veritas 2002 through 2005 tax years assessing additional taxes due. We agree with $30 million of the tax assessment, excluding interest, but will contest the other $80 million of tax assessed and all penalties. The unagreed issues concern transfer pricing matters comparable to the one that was resolved in our favor in the *Veritas v. Commissioner* Tax Court decision. On January 15, 2010, we filed a protest with the IRS in connection with the $80 million of tax assessed. On September 28, 2010, the case was formally accepted into the IRS Appeals process for consideration. This matter remains outstanding.

In July 2008, we reached an agreement with the IRS concerning our eligibility to claim a lower tax rate on a distribution made from a Veritas foreign subsidiary prior to the July 2005 acquisition. The distribution was intended to be made pursuant to the American Jobs Creation Act of 2004, and therefore eligible for a 5.25% effective U.S. federal rate of tax, in lieu of the 35% statutory rate. The final impact of this agreement remains uncertain since this relates to the taxability of earnings that are otherwise the subject of transfer pricing matters at issue in the IRS examination of Veritas tax years 2002-2005. To the extent that we owe taxes as a result of these transfer pricing matters in years prior to the distribution, we anticipate that the incremental tax due from this negotiated agreement will decrease. We currently estimate that the most probable outcome from this negotiated agreement will be that we will owe $13 million or less, for which an accrual has already been made.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

Note 13. Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share also includes the incremental effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include shares underlying outstanding stock options, restricted stock, warrants and Convertible Senior Notes.

The components of earnings per share are as follows:

	Year Ended		
	April 1, 2011	April 2, 2010	April 3, 2009
	(In millions, except per share data)		
Net income (loss) per share attributable to Symantec Corporation stockholders — basic:			
Net income (loss) attributable to Symantec Corporation stockholders	$ 597	$ 714	$(6,786)
Net income (loss) per share attributable to Symantec Corporation stockholders — basic	$0.77	$0.88	$ (8.17)
Net income (loss) per share attributable to Symantec Corporation stockholders — diluted:			
Net income (loss) attributable to Symantec Corporation stockholders	$ 597	$ 714	$(6,786)
Net income (loss) per share attributable to Symantec Corporation stockholders — diluted	$0.76	$0.87	$ (8.17)
Weighted average outstanding common shares attributable to Symantec Corporation stockholders — basic	778	810	831
Shares issuable from assumed exercise of stock options	4	6	—
Dilutive impact of restricted stock	4	3	—
Total weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted	786	819	831
Anti-dilutive weighted-average stock options[1]	43	47	61
Anti-dilutive weighted-average restricted stock[1]	—	—	2

(1) For these fiscal years, the effects of the warrants issued and the option purchased in connection with the Convertible Senior Notes were excluded because they have no impact on diluted earnings per share until our average stock price for the applicable period reaches $27.3175 per share and $19.12 per share, respectively.

Note 14. Subsequent Events

On May 19, 2011, we signed a definitive agreement to acquire Clearwell Systems Inc., a Mountain View based, privately-held provider of eDiscovery solutions. We expect to acquire Clearwell Systems Inc. for a purchase price of approximately $390 million, net of cash acquired. The agreement is subject to customary closing conditions, including regulatory approval and is expected to close during the second quarter of our fiscal 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 20th day of May 2011.

SYMANTEC CORPORATION

By /s/ ENRIQUE SALEM

Enrique Salem,
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Enrique Salem, James A. Beer and Scott C. Taylor, and each or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Enrique Salem Enrique Salem	President and Chief Executive Officer (Principal Executive Officer)	May 20, 2011
/s/ James A. Beer James A. Beer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 20, 2011
/s/ Phillip Bullock Phillip Bullock	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 20, 2011
/s/ John W. Thompson John W. Thompson	Chairman of the Board	May 20, 2011
/s/ Stephen M. Bennett Stephen M. Bennett	Director	May 20, 2011
/s/ Michael A. Brown Michael A. Brown	Director	May 20, 2011
/s/ William T. Coleman III William T. Coleman III	Director	May 20, 2011

Signature	Title	Date
/s/ Frank E. Dangeard Frank E. Dangeard	Director	May 20, 2011
Geraldine B. Laybourne	Director	
/s/ David L. Mahoney David L. Mahoney	Director	May 20, 2011
/s/ Robert S. Miller Robert S. Miller	Director	May 20, 2011
/s/ Daniel H. Schulman Daniel H. Schulman	Director	May 20, 2011
/s/ V. Paul Unruh V. Paul Unruh	Director	May 20, 2011

Schedule II

SYMANTEC CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged Against Revenue and to Operating Expense[1]	Additions: Charged to Other Accounts	Amount Written Off or Used	Balance at End of Period
		(In millions)			
Allowance for doubtful accounts:					
Year ended April 1, 2011	$ 8	$ 3	$ 1	$ (3)	$ 9
Year ended April 2, 2010	9	3	—	(4)	8
Year ended April 3, 2009	9	1	—	(1)	9
Reserve for product returns:					
Year ended April 1, 2011	$ 9	$ 60	$ 7	$ (57)	$19
Year ended April 2, 2010	12	46	—	(49)	9
Year ended April 3, 2009	14	52	—	(54)	12
Reserve for rebates:					
Year ended April 1, 2011	$71	$210	$108[2]	$(310)	$79
Year ended April 2, 2010	70	181	96[2]	(276)	71
Year ended April 3, 2009	82	192	91[2]	(295)	70

(1) Reserve for product returns and reserve for rebates are charged against revenue.

(2) Balances represent unrecognized customer rebates that will be amortized within 12 months and are recorded as a reduction of deferred revenue.

(This page intentionally left blank)

(This page intentionally left blank)

2011 Corporate Information

BOARD OF DIRECTORS

John W. Thompson
Chairman of the Board
Symantec Corporation

Stephen M. Bennett
Former President and
Chief Executive Officer
Intuit, Inc.

Michael Brown
Chairman Line 6, Inc.

William T. Coleman III
Partner, Alsop Louie Partners

Frank E. Dangeard
Managing Partner, Harcourt

Geraldine B. Laybourne
Chairman Alloy Inc.

David L. Mahoney
Former Co-Chief Executive Office
McKesson HBOC, Inc. and
Chief Executive Officer iMcKesson LLC

Robert S. Miller
Chairman American International
Group

Enrique Salem
President and Chief Executive Officer
Symantec Corporation

Daniel H. Schulman
Group President, Enterprise Growth at
American Express Company

V. Paul Unruh
Former Chief Financial Officer
and Vice Chairman Bechtel Group, Inc.

EXECUTIVE MANAGEMENT

Enrique Salem
President and Chief Executive Officer

James Beer
Executive Vice President
Chief Financial Officer

Janice Chaffin
Group President
Consumer Business Unit

Carine Clark
Senior Vice President
Chief Marketing Officer

Francis deSouza
Group President
Enterprise Products and Services

Rebecca Ranninger
Executive Vice President
Chief Human Resources Officer

William Robbins
Executive Vice President
Worldwide Sales and Services

Scott Taylor
Executive Vice President
General Counsel and Secretary

David Thompson
Group President
Chief Information Officer

Stephen Trilling
Senior Vice President
Chief Technology Officer

Rowan Trollope
Group President
SMB and Symantec.cloud

Angela Tucci
Senior Vice President
Chief Strategy Officer

OTHER SENIOR EXECUTIVES

John Brigden
Senior Vice President
Europe, Middle East and Africa
Geography

Phillip Bullock
Senior Vice President
Chief Accounting Officer

Anil Chakravarthy
Senior Vice President
Storage and Availability Management
Group

Chirantan Desai
Senior Vice President
Endpoint and Mobility Group

Art Gilliland
Senior Vice President
Information Security Group

Deepak Mohan
Senior Vice President
Information Management Group

Bernard Kwok
Senior Vice President
Asia Pacific and Japan Geography

Richard Spring
Senior Vice President
Americas Geography

ANNUAL MEETING

The Annual Meeting will be held on
Tuesday, October 25, 2011 at
9.00 a.m. PT at:
350 Ellis Street
Mountain View, CA 94043
(650) 527-8000
www.symantec.com/invest

Stock Exchange Listing
Symantec's common stock is traded on
the NASDAQ exchange under the
Symbol "SYMC."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(877) 282-1168 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Helyn Corcos
Investor Relations
350 Ellis Street
Mountain View, CA 94043
(650) 527-5523
hcorcos@symantec.com
www.symantec.com/invest

Annual Report on Form 10-K
A copy of Symantec's Form 10-K,
including exhibits, for the period ended
April 1, 2011, as filed with the Securities
and Exchange Commission, is
available without charge upon request or
can be accessed at:
www.symantec.com/invest

Independent Auditors
KPMG LLP
500 East Middlefield Road
Mountain View, CA 94043


Symantec.

350 Ellis Street
Mountain View, CA 94043
Tel: (650) 527-8000

www.symantec.com